
05008369

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Quantum Energy Limited

*CURRENT ADDRESS 1A, 207-209 Young Street
Waterloo NSW 2017

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34877 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]
DAT : 5/25/04

SCHEDULE I

Documents made public, filed or distributed since 1 July 2003

Number	Date of Document	Name of Document
1	29 – April – 2005	Quarterly Report for entities admitted on the basis of commitments for the quarter ended 31 March 2005
2	28 – April – 2005	Change of Director's Interest Notice
3	28 – April – 2005	Change of Director's Interest Notice
4	11 – April – 2005	Press release - Bank Loan
5	11 – April – 2005	Press release - Technology Breakthrough
6	30 – March – 2005	Change of Director's Interest Notice
7	16 – March – 2005	Change of Director's Interest Notice
8	07 – March – 2005	Change of Director's Interest Notice
9	22 – February – 2005	Half Yearly Report/Half Year Accounts for the period ending 31 December 2004
10	31 – January – 2005	Quarterly Report for entities admitted on the basis of commitments for the quarter ended 31 December 2004
11	21 – December – 2004	ASX Announcement - New Debt Facility
12	07 – December – 2004	Change of Director's Interest Notice
13	01 – December – 2004	ASX Announcement – Quantum's Commercial Hot Water System
14	30 – November – 2004	ASX Announcement – 2004 AGM - Chairman's Overview: Key Item
15	30 – November – 2004	ASX Announcement - Results of Resolutions put to AGM
16	12 – November – 2004	ASX Announcement - Correction: Not QTM's ann. Should be QUR
17	12 – November – 2004	ASX Announcement - WML's ann: Tuckabianna Region Farm-In & Joint Venture
18	08 – November – 2004	Letter to Shareholders regarding 2004 Annual General Meeting

19	29 – October – 2004	Corr: Quarterly Report for entities admitted on the basis of commitments for the quarter ended 30 September 2004
20	29 – October – 2004	Quarterly Report for entities admitted on the basis of commitments for the quarter ended 30 September 2004
21	29 – October – 2004	Notice of Annual General Meeting
22	19 – October – 2004	ASX Announcement – Quantum Enters Korea
23	15 – October – 2004	Appendix 3B – New Issue Announcement, application for quotation of additional securities and agreement
24	15 – October – 2004	ASX Announcement - A$5 Million Equity Placement Agreement and Issue of Further Securities
25	30 – September – 2004	Annual Report for the year ended 30 June 2004
26	31 – August – 2004	Preliminary Final Report for the twelve months ended 30 June 2004
27	30 – July – 2004	Quarterly Report for entities admitted on the basis of commitments for the quarter ended 30 June 2004
28	10 – June – 2004	ASX Release - Shareholder Update
29	06 – May – 2004	ASX Release - Profitability and Product Update
30	30 – April – 2004	Quarterly Report for entities admitted on the basis of commitments for the quarter ended 31 March 2004
31	20 – April – 2004	ASX Release - Heat Pumps get the Green Light in Victoria
32	19 – April – 2004	ASX Release - Change of Company Secretary
33	19 – April – 2004	Change of Director's Interest Notice
34	07 – April – 2004	ASX Release - Company Update
35	01 – April – 2004	Change of Director's Interest Notice
36	11 – March – 2004	ASX Release – Quantum Energy Rewarded for Technical Innovation
37	03 – March – 2004	ASX Release - Quantum Energy Ltd mandates Macquarie Bank Ltd to assist with the structuring of

		a distribution and financing package in NSW
38	27 – February – 2004	Correction to Half Year Report for the period ending 31 December 2003
39	27 – February – 2004	Half Year Report for the period ending 31 December 2003
40	30 – January – 2004	Quarterly Report for entities admitted on the basis of commitments for the quarter ended 31 December 2003
41	29 – January – 2004	ASX Release - Response to ASX Share Price Query
42	23 – December – 2003	Change of Director's Interest Notice
43	11 – December – 2003	Change of Director's Interest Notice
44	01 – December – 2003	Terms and Conditions of Options Agreement
45	01 – December – 2003	ASX Release - Results of Annual General Meeting
46	27 – November – 2003	ASX Release – Quantum Energy New Product Update
47	26 – November – 2003	Revised New Issue Announcement, application for quotation of additional securities and agreement
48	25 – November – 2003	ASX Release – Releasing of Restricted Securities
49	13 – November – 2003	Revised Notice of Annual General Meeting
50	11 – November – 2003	Press release – Quantum Energy Negotiating New China Commercial Heating Contract
51	10 – November – 2003	Initial Director's Interest Notice
52	10 – November – 2003	Final Director's Interest Notice
53	07 – November – 2003	ASX Release - Change of Directors
54	30 – October – 2003	Quarterly Report for entities admitted on the basis of commitments for the quarter ended 30 September 2003
55	30 – October – 2003	Change of Director's Interest Notice
56	29 – October – 2003	New Issue Announcement, application for quotation of additional securities and agreement
57	27 – October – 2003	Notice of Annual General Meeting

58	27 – October – 2003	Change of Director's Interest Notice
59	27 – October – 2003	Change of Director's Interest Notice
60	27 – October – 2003	Change of Director's Interest Notice
61	22 – October – 2003	Annual Report for the year ended 30 June 2003
62	08 – October – 2003	Press release - Prospectus Closed
63	19 – September – 2003	Share Purchase Plan Offer Documents
64	18 – September – 2003	New Issue Announcement, application for quotation of additional securities and agreement
65	12 – September – 2003	Press release – Quantum Energy $10M capital raising to fund local, international expansion
66	12 – September – 2003	Prospectus for the issue of 4,444,444 Shares
67	12 – September – 2003	Preliminary Final Report for the twelve months ended 30 June 2003
68	12 – September – 2003	Preliminary Final Report Financial Statements for the twelve months ended 30 June 2003
69	12 – September – 2003	ASX Release - Change of Company Secretary
70	12 – September – 2003	Change of Director's Interest Notice
71	12 – September – 2003	Change of Director's Interest Notice
72	12 – September – 2003	Change of Director's Interest Notice
73	22 – August – 2003	ASX Release - New Product Development
74	15 – August – 2003	Press release - Comment on newspaper articles re sale of shares by Directors
75	08 – August – 2003	Press release - China Developments
76	04 – August – 2003	Change of Director's Interest Notice
77	04 – August – 2003	Change of Director's Interest Notice
78	01 – August – 2003	ASX Market Release - Reinstatement to Official Quotation
79	01 – August – 2003	Quarterly Report for entities admitted on the basis of commitments for the quarter ended 30 June 2003

80	01 – August – 2003	ASX Market Release - Reinstatement to Official Quotation
81	01 – August – 2003	ASX Market Release - Suspension from Official Quotation
82	25 – July – 2003	New Issue Announcement, application for quotation of additional securities and agreement
83	16 – July – 2003	Option Terms
84	16 – July – 2003	New Issue Announcement, application for quotation of additional securities and agreement
85	08 – July – 2003	Final Director's Interest Notice
86	08 – July – 2003	Final Director's Interest Notice
87	08 – July – 2003	Change of Director's Interest Notice
88	08 – July – 2003	Change of Director's Interest Notice
89	08 – July – 2003	Initial Director's Interest Notice
90	08 – July – 2003	New Issue Announcement, application for quotation of additional securities and agreement
91	03 – July – 2003	ASX Release - Change of Directors and Secretary

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Quantum Energy Limited

ABN

19 003 677 245

Quarter ended ("current quarter")

31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A 000	Year to date $A 000 (9 mths)
1.1	Receipts from customers		4,056	11,137
1.2	Payments for	(a) staff costs	(727)	(2,329)
		(b) advertising and marketing	(13)	(116)
		(c) research & dev (excluding staff costs)	(46)	(150)
		(d) leased assets	(34)	(120)
		(e) other working capital	(2,977)	(9,431)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		3	9
1.5	Interest and other costs of finance paid		(82)	(272)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net operating cash flows		180	(1,272)

+ See chapter 19 for defined terms.

		Current quarter $A 000	Year to date $A 000 (9 months)
1.8	Net operating cash flows (carried forward)	180	(1,272)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property	(13)	(13)
	(d) physical non-current assets	(18)	(65)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(28)	27
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(59)	(51)
1.14	**Total operating and investing cash flows**	121	(1,323)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		984
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	259	1,998
1.18	Repayment of borrowings	(366)	(1,466)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	(107)	1,516
	Net increase (decrease) in cash held	14	193
1.21	Cash at beginning of quarter/year to date	751	609
1.22	Exchange rate adjustments	(6)	(43)
1.23	**Cash at end of quarter**	759	759

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A 000
1.24	Aggregate amount of payments to the parties included in item 1.2	38
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

The amount in item 1.24 includes:
- Salary payments to the Managing Director, Mr Sidney.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities	5,950	4,060
3.2	Credit standby arrangements	5,313	NIL

Notes per AASB 1026 (12.2):
A facility for $2.1m expired on the 31 December 2004 was renewed to 25 December 2005. A second facility for $0.31m was renewed monthly. A third facility for $0.42m expires 31 May 2005. A fourth facility for $0.32m is renewable monthly. A fifth facility for $0.3m is renewable monthly. In October 2004 the Company entered into an equity line facility for $5m for 5 years with Cornell Capital. In December 2004 the Company signed a $2.5m debt facility with a funding group expires 16 November 2006. In March 2005 Communication Bank of China approved a RMB 2 million (A$313m) loan to Yunnan Hua Teng New Energy Co. Ltd, our subsidiary in China at 5.742 % per annum repayable by 9 September 2005.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A 000	Previous quarter $A 000
4.1	Cash on hand and at bank	759	751
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	759	751

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Note to report – Additional Information

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: Date: 29 April 2005

Print name: PHILLIP SIDNEY
(Managing Director)

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

(REFLECTING INTERNAL REORGANISATION OF SECURITIES ONLY - NO EXTERNAL NET CHANGE IN HOLDINGS HAS OCCURRED)

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QUANTUM ENERGY LIMITED
ABN	19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WALSTAB
Date of last notice	7 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 April 2005
No. of securities held prior to change	John Walstab - 10,479,918 shares John Walstab - 4,480,000 unlisted options Walstab Pty Limited - 1,800 shares
Class	Ordinary shares Unlisted options
Number acquired	*Nil: the transfer referred to in this 3Y reflects the internal re-organisation of securities within entities controlled by Mr Walstab - no external net change in holdings has occurred*
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The internal transfer occurred between Mr Walstab and the trustee of his superannuation fund in respect of 1,100,000 shares at a transfer price of $0.13 per share being the trading price on 11 April 2005
No. of securities held after change	John Walstab - 9,379,918 shares John Walstab - 4,480,000 unlisted options Walstab Pty Limited - 1,101,800 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade as part of an internal re-organisation of securities

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	n/a
Nature of interest	n/a
Name of registered holder (if issued securities)	n/a
Date of change	n/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a
Interest acquired	n/a
Interest disposed	n/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a
Interest after change	n/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QUANTUM ENERGY LIMITED
ABN	19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP SIDNEY
Date of last notice	30 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 April 2005
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Phillip Sidney – 345,790
Class	Ordinary
Number acquired	22 April 2005 - 15,000
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	22 April 2005 – 15,000 @ $0.1650
No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Phillip Sidney – 360,790
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Bank Loan

The initial demand for the New Star product has meant it was necessary to increase production capability in China. A bank loan has been negotiated for 2 million RMB to assist the process.

PHIL SIDNEY
MANAGING DIRECTOR

Technology Breakthrough

A major leap forward has been achieved by our R & D department. The New Star air sourced range of products, which is fast becoming our biggest selling product in China, has had its capability improved substantially. Whilst previously we could generate heated water in temperatures of −12°C, the new achievement will mean our products will operate in temperatures as low as −20°C.

Dr. You, the head of our R & D department stated, "This new product can be utilized in areas where previously electric boosting was the only option. This product will open up new areas where heat pumps have not previously been used. The efficiencies have also been increased in the range of temperatures below 0°C. The system is currently being patented throughout the world."

Testing of the new prototype model was carried out during the winter in Korea and the results were extremely good. The new model will soon be in production and deliveries commencing June 2005, prior to the northern winter.

The new model has no equivalent competitor in price and energy efficient performance for areas in the Northern Regions of Asia, North America and Europe.

PHIL SIDNEY
MANAGING DIRECTOR

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QUANTUM ENERGY LIMITED
ABN	19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP SIDNEY
Date of last notice	16 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 March 2005
No. of securities held prior to change	Crisp Holdings Pty Limited - 759,140,000 Chicago Holdings Limited - 5,295,200 P Sidney - 335,790
Class	Ordinary
Number acquired	22 March 2005 - 10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	22 March 2005 - 10,000 @ $0.155
No. of securities held after change	Crisp Holdings Pty Limited - 759,140,000 Chicago Holdings Limited - 5,295,200 Phillip Sidney - 345,790

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP SIDNEY
Date of last notice	7 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 March 2005
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 P Sidney – 315,790
Class	Ordinary
Number acquired	11 March 2005 – 15,000 11 March 2005 – 5,000
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	11 March 2005 – 15,000 @ $0.16 11 March 2005 – 5,000 @ $0.17
No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Phillip Sidney – 335,790
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP SIDNEY
Date of last notice	19 April 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 February to 4 March 2005
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 P Sidney – 208,290
Class	Ordinary
Number acquired	28 February 2005 – 15,000 28 February 2005 – 17,500 4 March 2005 – 40,000 4 March 2005 – 35,000
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	28 February 2005 – 15,000 @ $0.1685 28 February 2005 – 17,500 @ $0.17 4 March 2005 – 40,000 @ $0.16 4 March 2005 – 35,000 @ $0.17
No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Phillip Sidney – 315,790
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Quantum
Energy Ltd

QUANTUM ENERGY LTD

and its controlled entities

HALF-YEAR REPORT
PERIOD ENDING 31 DECEMBER 2004

This Half-Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A.

This information should be read in conjunction with the most recent annual financial report

Quantum Energy Ltd
A.B.N. 19 003 677 245
1A, 207 – 209 Young Street
Waterloo NSW 2017

P.O. Box 553
Strawberry Hills NSW 2012

Phone: 02 96 997 444
Fax: 02 96 995 386

APPENDIX 4D

Half-Year Report

Period ending 31 December 2004

This information is provided under listing rule 4.2A.3 for the half-year period ending 31 December 2004 and includes comparative information for the half-year period ending 31 December 2003.

Results for Announcement to the Market

Revenue and Profit / (Loss)

Revenue from ordinary activities	Up 19%	to	$8,634,032
(Loss) / Profit from ordinary activities after tax attributable to members	Down 91% from ($2,034,743)	to	($184,321)
(Loss) / Profit attributable to members	Down 91% from ($2,034,743)	to	($184,321)

Dividends / distribution	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividend	N/A	N/A

Net Tangible Assets per security

	Current Period	Previous corresponding period
Net Tangible Assets per ordinary share	$0.008	$0.008

DIRECTORS' REPORT

Your directors present their report together with the consolidated financial report for the company and its controlled entities for the half-year ended 31 December 2004.

Directors

The names of directors in office at any time during or since the end of the half-year are:

Drew Townsend, Chairman

Phillip Sidney, Managing Director

John Walstab

Review of Operations

i. Operating Results

The consolidated profit and extraordinary items of the economic entity after providing for income tax and eliminating outside equity interests amounted to a loss of $184,321 [2003 six month: loss $2,034,743]. This substantial improvement should continue for the reasons detailed below.

Contributing factors to this result were:

- The continued success of Quantum's domestic and commercial hot water systems in Australia.
- The material cost of products has decreased and methods of production improved reducing overall manufacturing costs.

ii. Operations

The Company has made significant advances during the last six months, which include the following:

- Production capacity has increased considerably in Australia.
- Revenue in Australia increased by 49% reflecting improvements in domestic and commercial product quality and enhanced distribution channels.
- Operations in China were restructured with new products introduced which are more suitable for the China market which will support the development of these joint ventures.
- Sales for demonstration trials have been made to Korea and the Company is in the process of arranging distribution in other Asian countries.
- Finance sources to support growth have been arranged during the period with 7.5 million of equity and finance lines entered into.

iii. Future Outlook

The first half-year results improved substantially, Directors are confident that the result in the second half of the year will show a further improvement. Apart from the sales initiatives mentioned under the Review of Operations, the business has:

- Identified a number of opportunities to reduce raw material component costs.
- Further tightened stock control.
- Improved the management team in the Yunnan Quantum business, so that opportunities are maximised and sales growth is properly managed.
- Benefited from the push by Federal, State and Local Government for energy efficient solar hot water systems to replace electric systems.

DIRECTORS' REPORT

iv. Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the first half of 2004-05:

1. In October 2004 the company issued 781,250 ordinary shares to Cornell Capital Partners Offshore LP in satisfaction of fees relating to the 5 million Equity Credit Facility provided.
2. In October 2004 the company issued 8,009,400 ordinary shares and options in consideration of a capital raising of $1,000,000.

Rounding of amounts

The economic entity has applied the relief available to it in ASIC Class Order 98/100 and accordingly certain amounts in the financial report have been rounded off to the nearest $1,000.





Drew Townsend
Chairman

Phillip Sidney
Managing Director

21 February 2005

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated	
	31 Dec 2004	31 Dec 2003
	$000	$000
Revenues from ordinary activities	8,634	7,276
Other Revenue	21	67
Raw materials and consumables used	(5,063)	(5,945)
Employee benefits expense	(1,611)	(1,739)
Depreciation and amortisation expenses	(212)	(226)
Borrowing costs expense	(205)	(162)
Research & Development expenses	(210)	(403)
Overseas market expenses	(337)	(184)
Occupancy costs	(106)	(108)
Insurance expenses	(100)	(131)
Advertising expenses	(98)	(236)
Lease expenses	(91)	(74)
Payroll tax	(86)	(101)
Bad debt expense	(11)	(269)
Other expenses from ordinary activities	(966)	(1,083)
Share of net profits of associates and joint ventures accounted for using the equity method	95	232
Loss from ordinary activities before income tax expense	(346)	(3,086)
Income tax expense relating to ordinary activities	109	987
Net loss from ordinary activities after income tax expense attributable to members of the parent entity	(237)	(2,099)
Net loss attributable to outside equity interests	(53)	(64)
Net loss attributable to members of the parent entity	(184)	(2,035)
Total changes in equity other than those resulting from transactions with owners as owners	(184)	(2,035)
Basic earnings per share (cents per share)	(0.021)	(0.002)
Diluted earnings per share (cents per share)	(0.021)	(0.002)

The accompanying Notes form part of these Financial Statements

CONDENSED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2004

	Note	Consolidated	
		31 Dec 2004 $000	30 June 2004 $000
CURRENT ASSETS			
Cash assets		751	609
Receivables		5,180	3,816
Inventories		4,614	4,125
Other		40	69
TOTAL CURRENT ASSETS		10,585	8,619
NON-CURRENT ASSETS			
Investments accounted for using the equity method		546	451
Property, plant and equipment		1,661	1,974
Deferred Tax Assets		2,732	2,623
Intangible assets		280	298
Other		74	81
TOTAL NON-CURRENT ASSETS		5,293	5,427
TOTAL ASSETS		15,878	14,046
CURRENT LIABILITIES			
Payables		3,673	2,804
Interest-bearing liabilities		4,457	3,994
Provisions		201	206
TOTAL CURRENT LIABILITIES		8,331	7,004
NON-CURRENT LIABILITIES			
Payables		95	147
TOTAL NON-CURRENT LIABILITIES		95	147
TOTAL LIABILITIES		8,426	7,151
NET ASSETS		7,452	6,895
EQUITY			
Contributed equity	3	73,939	72,955
Reserves		(635)	(445)
Accumulated losses		(67,008)	(66,771)
Parent entity interest		6,296	5,739
Outside equity interest		1,156	1,156
TOTAL EQUITY		7,452	6,895

The accompanying Notes form part of these Financial Statements

CONDENSED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated	
	31 Dec 2004 $000	31 Dec 2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	7,163	7,039
Payments to suppliers and employees	(8,554)	(9,126)
Interest received	6	12
Income tax paid	-	(3)
Borrowing costs	(206)	(161)
Net cash provided by (used in) operating activities	(1,591)	(2,239)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(56)	(326)
Net cash provided by (used in) investing activities	(56)	(326)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	983	2,354
Proceeds from borrowings	1,914	1,244
Repayment of borrowings	(1,081)	(1,562)
Net cash provided by (used in) financing activities	1,816	2,036
Net increase in cash held	169	(529)
Cash at 1 July	609	1,526
Effect of exchange rates on cash holdings in foreign currencies	(27)	(77)
Cash at 31 December	751	920

The accompanying Notes form part of these Financial Statements

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

NOTE 1: BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2004 and any public announcements made by Quantum Energy Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the *Corporations Act 2001*.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2004 annual report.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

NOTE 2: ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity's management, along with its auditors, are continuing to assess the significance of these changes and preparing for their implementation. An IFRS committee has been established to oversee and manage the economic entity's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

At the date of the Half Year Report, the directors are of the opinion that there are no further differences in the economic entity's accounting policies which will arise from the adoption of IFRS other than those disclosed in the 30 June 2004 Annual Report.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

NOTE 3: CONTRIBUTED EQUITY	31 December 2004	31 December 2004
Ordinary Shares	Number	$000
Balance of shares issued at beginning – 1 July 2004	879,517,641	73,904
Cost of capital raising to 30 June 2004	-	(949)
Balance (net) at beginning – 1 July 2004	879,517,641	72,955
Issued – 24 October 2003	781,250	125
Issued – 28 October 2003	8,009,400	1,001
Less cost of capital raising in this half year	-	(142)
Balance at end of period – 31 December 2004	888,308,291	73,939

NOTE 4: SEGMENT REPORTING	31 December 2004	31 December 2003
	$000	$000
Geographical segments – Revenue from External Customers		
Australia	6,205	4,143
China	2,429	3,123
Total Revenue	8,634	7,276
Geographical segments – Profit / (Loss)		
Australia	(191)	(3,119)
China	(155)	33
Total Profit / (Loss) before tax	(346)	(3,086)
Geographical segments – Carrying Amount of Segment Assets		
Australia	10,543	8,668
China	5,335	5,378
Total Segment Assets	15,878	14,046

The Company operates predominantly in the manufacturing and distribution of energy saving hot water and heating systems in Australia and China.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

There were no entities over which control has been gained or lost during the period.

NOTE 5: CONTINGENT LIABILITIES

There are no contingent liabilities at the date of this report.

NOTE 6: EVENTS SUBSEQUENT TO REPORTING DATE

There are no significant events, which have occurred after balance date to report.

DIRECTOR'S DECLARATION

The directors of Quantum Energy Limited declare that:

a) The financial statements and notes, as set out on pages 4 to 9.:

1. comply with *Accounting Standard AASB 1029 "Interim Financial Reporting"* and the *Corporations Regulations 2001*; and
2. giving a true and fair view of the economic entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date.

b) *In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become* due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.





Drew Townsend, Chairman

Phillip Sidney, Managing Director

Dated: 21 February 2005

CHARLTONS

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF QUANTUM ENERGY LIMITED AND CONTROLLED ENTITIES

Scope

We have reviewed the concise financial report of Quantum Energy Limited and controlled entities for the half-year ended 31 December 2004 as set out on pages 4 to 10. The Company's directors are responsible for the concise financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the Company to lodge the financial report with the Australian Stock Exchange Limited.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit we have not became aware of any matter that makes us believe that the half-year financial report of Quantum Energy Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half year ended on that date; and
ii. complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory professional reporting requirements in Australia.

CHARLTONS CJC PTY LIMITED CHRISTOPHER J. CHARLTON

21 of February 2005

Level 1, 285 George Street
SYDNEY NSW 2000



Chartered Accountant

CHARLTONS CJC PTY LIMITED
ACN 002 599 420
ABN 86 002 599 420
Level 1, 285 George Street
Sydney NSW 2001

Telephone (02) 9299 295
Facsimile (02) 9299 659
GPO Box 188
Sydney NSW 2001

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Quantum Energy Limited

ABN	Quarter ended ("current quarter")
19 003 677 245	December 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A 000	Year to date $A 000 (6 mths)
1.1	Receipts from customers		3,530	7,081
1.2	Payments for	(a) staff costs	(796)	(1,602)
		(b) advertising and marketing	(34)	(103)
		(c) research & dev (excluding staff costs)	(63)	(104)
		(d) leased assets	(29)	(86)
		(e) other working capital	(3,431)	(6,454)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		3	6
1.5	Interest and other costs of finance paid		(134)	(190)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net operating cash flows		(954)	(1,452)

+ See chapter 19 for defined terms.

		Current quarter $A 000	Year to date $A 000 (6 months)
1.8	Net operating cash flows (carried forward)	(954)	(1,452)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(22)	(47)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	55	55
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	33	8
1.14	**Total operating and investing cash flows**	(921)	(1,444)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	991	984
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	1,439	1,739
1.18	Repayment of borrowings	(979)	(1,100)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	1,451	1,623
	Net increase (decrease) in cash held	530	179
1.21	Cash at beginning of quarter/year to date	258	609
1.22	Exchange rate adjustments	(37)	(37)
1.23	**Cash at end of quarter**	751	751

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A 000
1.24	Aggregate amount of payments to the parties included in item 1.2	37
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

The amount in item 1.24 includes:
- Salary payments to the Managing Director, Mr Sidney.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities	5,805	4,328
3.2	Credit standby arrangements	5,000	NIL

Notes per AASB 1026 (12.2):
A facility for $2.1m expired on the 31 December 2004 was renewed to 25 December 2005. A second facility for $0.31m was renewed monthly. A third facility for $0.42m expires 31 May 2005. A fourth facility for $0.2m is renewable monthly. A fifth facility for $0.3m is renewable monthly. A sixth facility for $0.9m was converted to equity in October 2005. In October 2004 the Company entered into an equity line facility for $5m for 5 years with Cornell Capital. In December 2004 the Company signed a $2.5m debt facility with a funding group expires 16 November 2006.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	751	258
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	751	258

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Note to report – Additional Information

The Company issued an additional 8,790,650 ordinary shares on 14 October 2004. 781,250 ordinary shares at $0.16 per share were issued to Cornell Capital Partners Offshore LP in satisfaction of fees relating to the Equity Credit Facility up to $5m provided. The remaining ordinary shares at $0.125 per share are to increase funds available to assist the Company in meeting its working capital requirements.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (SIGNED) Date: 31 January 2005

Print name: PHILLIP SIDNEY
(Managing Director)

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.





Quantum Energy Ltd

ABN 19 003 677 245

21 December 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: New Debt Facility

Quantum Energy Limited is pleased to announce it has signed a $2.5 million debt facility with an Australian-based funding group.

The facility is part of QTM's broad financing strategy to ensure that both debt and equity funding capacity is available to support its sales growth and to fully develop the Quantum technology and production capacity.

The debt facility complements the other recent financing strategy initiatives that QTM has undertaken (including the equity line facility, details of which were announced recently). This combined financing strategy provides shareholders and investors with confidence that QTM has adequate funds to execute on its future business plan and fully support the production requirements and sales levels in coming months.

Yours faithfully

Phillip Sidney
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WALSTAB
Date of last notice	23 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 December 2004
No. of securities held prior to change	John Walstab – 5,999,918 shares Walstab Pty Ltd – 1,800 shares
Class	Ordinary shares Unlisted options
Number acquired	4,480,000 shares 4,480,000 unlisted options
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and options were issued in consideration of $560,000 financial accommodation paid by John Walstab to the Company

+ See chapter 19 for defined terms.

No. of securities held after change	John Walstab – 10,479,918 shares John Walstab – 4,480,000 unlisted options Walstab Pty Ltd – 1,800 shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	In accordance with an agreement dated 14 October 2004 between the Company and Mr. John Walsatb, the shares and options were issued in satisfaction of the $560,000 financial accommodation provided by Mr Walstab to the Company. Given the requirements of Australian Stock Exchange Limited Listing Rule 10.11 and the Corporations Act, the issuance of shares and unlisted options was approved by shareholders at the AGM on 30/11/04.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.




Quantum
Energy Ltd

ABN 19 003 677 245

1 December 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: Quantum's Commercial Hot Water System

Quantum Energy Limited is pleased to announce the gazetting of the commercial hot water systems. This now means our commercial product falls into the category of being a commercial solar hot water unit. The consumer is now able to obtain a rebate (renewable energy certificates) of over $3,500 per unit, which represents approximately more than 80 % of the value of the heater. These rebates apply to installations in new premises and replacement installations where the units displace electricity. The legislation allows for retrospectivity in regard to the claiming of the rebate for up to 12 months.

The sales of the commercial model has increased significantly during November as customers anticipated the legislation and that has led to a 38% increase for domestic sales in Australia in comparison to the average of the prior three months. More sales staff will be recruited to take advantage of this legislation.

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Unlike other commercial solar systems there is no need to have a large array of solar panels, which in most instances make it prohibitive due to space requirements. The Quantum system also has the advantage in the commercial environment of being able to operate during the night as well as day in all weather conditions throughout Australia.

Yours faithfully



Phillip Sidney
Managing Director




Quantum
Energy Ltd

ABN 19 003 677 245

30 November 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: 2004 AGM – Chairman's Overview: Key Item

Prior to the formal business of the meeting as set out in the Notice of Meeting, the Chairman, Mr. Drew Townsend, provided an overview of the Company's operations. As part of that overview, the Chairman discussed the following of particular note:

1. With the November 2004 monthly figures just to hand, Quantum has achieved in November 2004, a 38% increase in average revenues for domestic sales in Australia in comparison to the average of the prior three months.
2. The above result continues the trend of the strengthening performance of the domestic operation over recent months and the Company's expectation is that that trend will continue, being supported by:
    a) domestic unit sales continuing to increase through demand stimulated by government regulation in NSW and Victoria; and

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

b) improvements in the quality of the Quantum product and increase in the size of the Company's distribution channels.

3. The Company's commercial unit, the Titan, has during November 2004 qualified for Renewal Energy Certificates, under the Government's policy. This will enable the Company to position and price commercial units at a significant advantage in the commercial market.
4. In relation to the China market, the Company is continuing through its involvements in its joint venture interests in China to seek to maximize the opportunities for the Quantum products in the China markets.
5. In relation to funding, as per the Company's recent announcements, the Company has entered into an equity line facility with Cornell Capital to ensure the Company has in place funding arrangements to support its business plan over the coming period. The Company has not drawn on that facility at this stage, but it is available should the Company determine it is appropriate to do so. The Company will continue to monitor its requirements and assess steps to ensure those requirements are addressed.

Yours faithfully,



Drew Townsend
Chairman





Quantum Energy Ltd

ABN 19 003 677 245

30 November 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney NSW 2000

Dear Sir,

RE: RESULTS OF RESOLUTIONS PUT TO ANNUAL GENERAL MEETING

Pursuant to Listing Rule 3.13.2 the Company advised that, at the Annual General Meeting held today, all resolutions put to members were passed. Each resolution was passed unanimously on a show of hands and therefore no information is provided regarding the total number of votes cast.

Pursuant to section 251AA(2) of the Corporation Act results of proxy votes cast in respect of each resolution are set out below:

Resolution 2 – To re-elect Mr. Drew Townsend as a Director

• For the resolution	**764,707,720**
• Against the resolution	**49,000**
• Vote at the proxy's discretion	**50,000**
TOTAL	**764,806,720**

Resolution 3 – To approve the Employee Option Scheme

• For the resolution	**764,654,720**
• Against the resolution	**102,000**
• Vote at the proxy's discretion	**50,000**
TOTAL	**764,806,720**

Resolution 4 – To approve the issue of shares and options to Mr. John Walstab

• For the resolution	**764,585,700**
• Against the resolution	**171,020**
• Vote at the proxy's discretion	**50,000**
TOTAL	**764,806,720**

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Resolution 5(a) – To approve and ratify the agreement to issue and allot securities

• For the resolution	**764,551,700**
• Against the resolution	**186,020**
• Vote at the proxy's discretion	**50,000**
TOTAL	**764,787,720**

Resolution 5(b) – To approve and ratify the agreement to issue and allot securities

• For the resolution	**764,551,700**
• Against the resolution	**205,020**
• Vote at the proxy's discretion	**50,000**
TOTAL	**764,806,720**

Yours faithfully,



John Walstab
Company Secretary

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386



ASX
AUSTRALIAN STOCK EXCHANGE

ANNOUNCEMENT ADVICE

Date: 12 November 2004

Announcement No. 5A143344 was released on 12 November 2004 under the incorrect ASX Code QTM, Quantum Energy Limited, with the ASX header "WML's ann: Tuckabianna Region Farmin & Joint Venture".

The announcement has now been cancelled.

The announcement has now been released under the correct ASX code, QUR, Quantum Resources Limited.

Manager Company Announcements Office



ABN 65 0640 154 81

WESTCOAST MINING LIMITED

17th November 2004
ASX Release

TUCKABIANNA REGION FARM-IN AND JOINT VENTURE

Westcoast Mining Ltd (WML) is pleased to announce that it has met the expenditure commitments on the Tuckabianna Region Farm-in and Joint Venture between WML and Quantum Resources Ltd (Quantum), and has therefore acquired title to 51% of the leases concerned.

The leases are adjacent to those already owned by WML at Tuckabianna, near Cue in Western Australia.

WML and Quantum will now formalise a Joint Venture to further explore these leases.

For further information, contact Mike Collings at mikec@westcoastmining.com.au

Regards,

Mike Collings
Chief Executive Officer
Westcoast Mining Limited

Postal Address: PO Box 1282, West Perth, WA 6872
Level 1, 1275 Hay Street, West Perth, WA 6005
Phone: (08) 9322 8222 Fax (08) 9322 8244
Email: mikec@westcoastmining.com.au Web: www.westcoastmining.com.au




Quantum

ABN 19 003 677 245

Dear Shareholder

2004 ANNUAL GENERAL MEETING

I refer to the Company's 2004 Annual General Meeting (**AGM**) which is being held on Tuesday 30 November at 2.00pm at the Company's offices 1A 207-209 Young Street, Waterloo.

Over the last few days you would have received from the Company a Notice of Meeting in relation to the AGM and an Explanatory Memorandum providing further information in relation to the resolutions set out in the Notice of Meeting.

A Notice of Meeting and Explanatory Memorandum in relation to the AGM were submitted by the Company to the Australian Securities & Investments Commission and to the Australian Stock Exchange prior to the despatch of the meeting documents to shareholders. Through inadvertent oversight the version of the Explanatory Memorandum despatched to shareholders (and recently received by you) is not the final version that was provided to ASIC and ASX.

Accordingly, we enclose that final version of the Explanatory Memorandum and ask that you substitute it for the Explanatory Memorandum already received by you.

Please also note resolution 5 set out in the Notice of Meeting will be considered at the meeting as two resolutions as follows:

(a) **THAT,** for the purposes of ASX Listing Rule 7.4 the Company's agreement to issue and allot the following securities in the Company be approved and ratified:

Date	No. of securities	Allottee	Price
14/10/2004	781,250shares	Cornell Capital Partners Offshore LP	$0.16
14/10/2004	3,129,400 shares	Mr A McDonald	$0.125
14/10/2004	400,000 shares	Mr J Hewlett	$0.125
14/10/2004	3,129,400 options	Mr A McDonald	$0.165
14/10/2004	400,000 options	Mr J Hewlett	$0.165

(b) **THAT**, subject to Resolution 4 above being passed, that, for the purposes of ASX Listing Rule 7.4, the Company's agreement to issue and allot the following securities in the Company be approved and ratified:

Date	No. of securities	Allottee	Price
14/10/2004	4,480,000 shares	Mr J Walstab	$0.125
14/10/2004	4,480,000 options	Mr J Walstab	$0.165

Voting Exclusion

The Company will disregard any votes cast on Resolution 5(a) by:

- Cornell Capital Partners Offshore LP, Mr McDonald or Mr Hewlett or any other person who might obtain a benefit (except a benefit solely in the capacity of a holder of ordinary shares) if Resolution 5(a) is passed; and
- any associate of such persons referred to above.

The Company will disregard any votes cast on Resolution 5(b) by:

- Mr Walstab or any other person who might obtain a benefit (except a benefit solely in the capacity of a holder of ordinary shares) if Resolution 5(b) is passed; and
- any associate of such persons referred to above.

However, the Company need not disregard a vote on Resolutions 5(a) and 5(b) if:

- it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or
- it is cast on behalf of any of the persons referred to above by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

If Resolution 4 is not passed Resolution 5(b) will not be considered at the meeting.

We enclose a Proxy Form consistent with that approach and ask that you use the enclosed Proxy Form (rather than the one initially received by you) by completing and returning your proxy to the Company.

If you have any queries in relation to the above please do not hesitate to contact the Company on 9699 7444. I look forward to welcoming you at the AGM on Tuesday 30 November.

Yours sincerely



Drew Townsend
Chairman

QUANTUM ENERGY LIMITED ACN 003 677 245

Share Registry: Registries Limited, Level 2, 28 Margaret Street, Sydney, NSW, 2000

PROXY/MEETING REGISTRATION FORM - ANNUAL GENERAL MEETING

If you are attending the Annual General Meeting (**AGM**), please bring this document with you. The details on it will assist attendance registration. If you cannot attend the AGM, please complete this proxy form and return it to the Company's Share Registry by post in the reply paid envelope provided or by facsimile on (02) 9279 0664 so that it is received not less than 48 hours before the time for holding the meeting.

I/We being a member/members of Quantum Energy Limited (Company) hereby appoint:

____________________________ of __________________________________

Name of Proxy (in block letters)

or in his/her absence, or failing any appointment by me/us, the Chairman of the Meeting, being the Chairman of the Company as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company convened to be held at Quantum Boardroom, 1A, 207-209 Young Street Waterloo NSW on 30 November 2004 at 2.00 p.m. and at any adjournment thereof.

If 2 proxies are being appointed, this proxy is authorised to exercise % [*insert percentage*] of my/our voting rights or [*insert number of votes*] of my/our votes. (The Company will supply another proxy form on request)

(If you wish to instruct your proxy how to vote, please mark the appropriate boxes below.)

RESOLUTIONS		**FOR**	**AGAINST**
2.	To re-elect Mr Drew Townsend as a director	☐	☐
3.	To approve the Employee Option Scheme and the issue of securities thereunder for the purposes of ASX Listing Rule 7.1	☐	☐
4.	To approve the issue of 4,480,000 shares and 4,480,000 options in the Company to Mr John Walstab, a Director of the Company	☐	☐
5(a)	To approve and ratify the Company's agreement to issue and allot the securities detailed in Resolution 5(a) for the purposes of ASX Listing Rule 7.4	☐	☐
5(b)	To approve and ratify the Company's agreement to issue and allot the securities detailed in Resolution 5(b) for the purposes of ASX Listing Rule 7.4	☐	

If you do not wish to direct your proxy how to vote

If you do not wish to direct your proxy how to vote, please place a mark in this box: ☐

By marking this box, when you have not directed your proxy how to vote above, you acknowledge that the Chairman of the Meeting may exercise your undirected proxy even if he or she has an interest in the outcome of each resolution which carries a voting exclusion, and votes cast by him/her other than as proxy holder will be disregarded because of that interest.

The Chairman intends to vote all undirected proxies in favour of each resolution set out in the notice of meeting.

Signature of Registered Shareholder(s). ....

(If Corporation, execute in accordance with note 3 on the reverse) ....

/ /04

PLEASE REFER TO THE NOTES ON THE REVERSE OF THIS FORM

Please print name of registered shareholder(s)

NOTES:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies or attorneys. Where two proxies are appointed and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the member's votes. A proxy or attorney need not be a member of the Company.

2. On a show of hands a member present in person or by proxy or by attorney or, in the case of a corporation, by duly appointed representative shall have one vote and upon a poll one vote for every share held provided that if a member appoints two proxies or two attorneys neither proxy or attorney shall be entitled to vote on a show of hands.

3. The proxy form must be signed by the member or his or her attorney duly authorised in writing or, if the member is a corporation, either in accordance with the prescribed execution procedures applying to that corporation or under the hand of an officer or attorney duly authorised in writing.

4. In the case of joint holders, all holders must sign.

5. If any attorney or authorised officer signs this proxy form on behalf of a member, the relevant power of attorney or other authority under which it is signed or a certified copy of that power or authority must be deposited with this proxy form.

6. The proxy form must be received or deposited by **2.00 pm on 28 November 2004 at the Company's share registry at**:

   Registries Limited
   Level 2, 28 Margaret Street, Sydney NSW 2000
   (Postal Address: PO Box R67 Royal Exchange Sydney NSW 1223)

QUANTUM ENERGY LIMITED

ACN 056 010 121

EXPLANATORY MEMORANDUM TO NOTICE OF ANNUAL GENERAL MEETING

This Explanatory Memorandum has been prepared for the information of shareholders of Quantum Energy Limited (the **Company**) in connection with the Annual General Meeting of Shareholders to be held at 2.00pm on 30 November 2004. This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Annual General Meeting.

ITEM 1 – FINANCIAL STATEMENTS AND REPORTS

The Corporations Act requires the financial report (which includes the financial statements and directors' declaration), the directors' report and the auditor's report to be laid before the Annual General Meeting. There is no requirement either in the Corporations Act or in the Constitution of the Company for shareholders to approve the financial report, the directors' report or the auditor's report. Shareholders will have a reasonable opportunity at the meeting to ask questions and make comments on these reports and on the business and operations of the Company.

ITEM 2 – REAPPOINTMENT OF DIRECTOR

Mr Drew Townsend – Chairman.

In accordance with rule 3.6 of the Company's Constitution, Mr Drew Townsend retires from the Board, and being eligible, nominates for re-election. Mr Townsend is the Company's current Chairman.

ITEM 3 – APPROVAL OF EMPLOYEE OPTION SCHEME AND THE ISSUE OF SECURITIES UNDER THE SCHEME

Resolution 3 in the Notice of Annual General Meeting contemplates shareholder approval of the Company's proposed Employee Option Scheme (**Option Scheme**). A summary of the terms of the proposed Option Scheme is set out below. The full terms and conditions of the Option Scheme may be inspected during normal business hours at the Company's registered office or obtained from the Company's website www.quantumenergy.com.au.

Under the Australian Stock Exchange (**ASX**) Listing Rules, a listed company must not issue securities without shareholder approval if the number of securities issued exceeds the 15% limit over a 12 month period, as set out in ASX Listing Rule 7.1 (**15% Rule**). It is an exception to the 15% Rule if the securities are issued under an option scheme and either:

- the option scheme was established before the Company was listed on the ASX and a summary of the terms of the option scheme was set out in the company's prospectus; or

- holders of ordinary securities approve the issue of securities under the option scheme as an exception to the 15% Rule.

Accordingly, the Company now seeks shareholder approval of the issue of securities under the Option Scheme as an exception to the 15% Rule. The securities which the Company may issue under the Option Scheme include both:

- options to subscribe for ordinary shares in the Company; and

- ordinary shares in the Company which are issued to an option holder consequential on the exercise of such options.

Summary of terms of the Employee Option Scheme

Expiry of options

The options expire on the earlier of:

- five years after they are issued; and

- immediately when the relevant option holder ceases to be an employee of or otherwise engaged by the Company, other than as a result of death.

Exercise of options

The options may only be exercised while the Company is admitted to the official list of ASX. Each grant of options is exercisable in tranches as follows:

(a) between one year and two years after the issue date, up to one-third of the options are exercisable;

(b) between two years and three years after the issue date, up to two-thirds of the options are exercisable; and

(c) from three years after the issue date, 100% of the options are exercisable.

The options are not exercisable during each period of six weeks prior to the Company announcing its half-yearly and final results.

Notwithstanding the above, all options become exercisable if a takeover bid is made for the shares of the Company or if a change of control of the Company occurs.

Participation

Any full-time or part-time employees and consultants of the Company and Directors may participate in the Option Scheme. PROVIDED THAT Messrs Sidney and Townsend have indicated (notwithstanding that each would otherwise be eligible to participate) that each considers he ought not participate in the Option Scheme and accordingly the Company must not select either Mr Sidney or Mr Townsend to participate in the Option Scheme.

Entitlement

The Directors determine which employees and consultants are entitled to participate in the Option Scheme and the number of options which will be issued to each employee and consultant deemed eligible to participate.

Exercise price of options

The exercise price is the price determined by the Directors on or before the date of offer of the options or, failing a determination, the weighted average market price of the shares on ASX over the five trading days prior to the date of offer.

Grant of options

Options may be granted under the Option Scheme at any time, subject to the ASX Listing Rules and the Corporations Act.

Adjustments on a reconstruction

The Option Scheme contains provisions to adjust the number and/or exercise price of the options to take into account the effect of any capital reconstruction or bonus issue of the Company, in accordance with the Australian Stock Exchange Limited Listing Rules.

Transfer

Options granted pursuant to the Option Scheme may not be transferred.

Issue of securities under the Option Scheme to date

As the Option Scheme will only become operative if approved under this resolution, no options have currently been issued under the Option Scheme. However, 2,000,000 options in aggregate remain on issue to certain employees which were granted prior to the establishment of the proposed Option Scheme and all of those options remain unexercised.

The Option Scheme is being implemented to incentivise employees of the Company to assist in them working to create as much value as possible for the Company's shareholders. The options will be priced in a manner such that employees will only benefit if the Company's share price increases above the share price applying at the date the options were granted to the respective employees. In this way employees have an incentive and an opportunity to share in any rewards that they have responsibility for by increasing the value of the Company's shares.

The Option Scheme has been structured in such a way that it may take advantage of any available taxation assistance to employees. The Company will provide to respective employees a general summary of the taxation considerations applying at the time options are offered to employees under the Option Scheme.

The number of options granted to any employee will be determined by the remuneration committee of the Company, whose representatives are the current Board of Directors. If John Walstab is nominated to participate in any remuneration under this Option Scheme, he will not participate in any discussions or decisions of the remuneration committee in that regard.

The percentage of capital represented by outstanding options to subscribe for shares that can be issued under the Option Scheme shall be limited to 5% of issued capital on a fully diluted basis at any time. The Directors anticipate that the number of employee options on issue and outstanding under the Option Scheme at any time will be significantly less than the limit of 5% of issued share capital on a fully diluted basis.

Voting exclusion

Any votes cast on the Resolution in Item 3 by a director of the Company who may participate in the Option Scheme or any other person who may participate in the Option Scheme or who might obtain a benefit (except a benefit solely in the capacity of a holder of ordinary shares) if Resolution 3 is passed or any associate of such persons will be disregarded, other than in limited circumstances where such person votes in the capacity as proxy for another shareholder.

ITEM 4 – APPROVAL OF ISSUE OF SHARES AND OPTIONS TO MR JOHN WALSTAB, A DIRECTOR OF THE COMPANY

Resolution 4 in the Notice of Annual General Meeting contemplates shareholder approval for the purposes of Chapter 2E of the Corporations Act 2001 and Australian Stock Exchange Limited Listing Rule 10.11 and for all other purposes, for the Company to issue to Mr John Walstab, a Director of the Company:

- 4,480,000 fully paid ordinary shares in the capital of the Company at an issue price of $0.125 per share; and

- 4,480,000 non-quoted options over ordinary shares in the capital of the Company exercisable at $0.165 per option, with each option expiring three years from the date of grant,

in accordance with an agreement dated 14 October 2004 between the Company and Mr John Walstab, the terms of which are summarised below.

Australian Stock Exchange Limited Listing Rule 10.11 requires that where securities are proposed to be issued by the Company to a Director of the Company (or an associate of a Director) the proposed issue must be approved by ordinary resolution of the Company. Resolution 4 is also submitted for the purposes of Chapter 2E of the Corporations Act 2001 which also regulates transactions between the Company and its directors and associated parties. Subject to certain exceptions, Chapter 2E requires shareholder approval for the giving of financial benefits to related parties that could endanger the interests of a public company's members as a whole. In accordance with the requirements of Chapter 2E a draft copy of the Notice of Meeting and this Explanatory Memorandum was provided to ASIC for review in accordance with section 218 of the Corporations Act 2001. A draft copy of the Notice of Meeting and this Explanatory Memorandum has also been provided to the Australia Stock Exchange. Neither ASIC, ASX nor their officers take any responsibility for the Notice of Meeting or this Explanatory Memorandum.

At the request of the Company, Mr John Walstab provided financial accommodation to the Company during 2004 totalling in aggregate $560,000 to assist the Company meet its working capital requirements and to assist fund the Company's programme for further development and commercialisation of its heat pump technology. Over recent months the Company has had discussions with a number of arms length parties in relation to those parties providing funding to the Company. The offer terms which formed the basis for those discussions included:

- an offer price per share determined as an amount representing a 25% discount to the average closing price of the Company's shares on ASX for the 5 trading days prior to the date of a subscription agreement to be entered into with the funding party; and

- 1 attaching option for each share subscribed, with the option being a non-quoted 3 year option with an exercise price determined as the closing price of the Company's shares on ASX at the date immediately prior to the date of the subscription agreement to be entered into with the funding party.

At this time, the Company has concluded subscription agreements under the above terms in respect of $440,000 of funding received by the Company. To assist the Company with its funding requirements, the Company and Mr John Walstab reached agreement on 14 October 2004 that (subject to shareholder approval being obtained), the $560,000 financial accommodation provided by Mr John Walstab to the Company be satisfied on the same terms as the terms set out above. Accordingly, the agreement between the Company and Mr John Walstab provides that (subject to shareholder approval being obtained) that Mr John Walstab be issued in satisfaction of the $560,000 financial accommodation provided to the Company, 4,480,000 fully paid ordinary shares in the Company at $0.125 per share and 4,480,000 non-quoted 3 year options over unissued ordinary shares in the Company, each exercisable at $0.165.

In accordance with the Corporations Act 2001 Mr Walstab has not participated in the Company's Board deliberations in relation to such agreement. Each of the other Board members Mr Phillip Sidney and Mr Drew Townsend have formed the view that as the agreement terms negotiated with Mr John Walstab are the same terms upon which the Company has and is prepared to raise funding with acceptable arms length funding parties, it is appropriate that the Company agree the same terms with Mr John Walstab. On this basis the other Board members do not consider the agreement entered into with Mr John Walstab confers a financial benefit requiring shareholder approval in the terms of Part 2E of the Corporations Act 2001, on Mr Walstab, as a Director of the Company, as it is an agreement on arms length terms.

Given the requirements of Australian Stock Exchange Limited Listing Rule 10.11 the proposed issue of securities to Mr John Walstab under the agreement dated 14 October 2004 must be submitted for shareholder approval and in view of this, for completeness, the resolution is submitted also for the purposes of Chapter 2E of the Corporations Act 2001.

The Company notes that if the resolution is not approved the Company will remain indebted to Mr John Walstab for the $560,000 financial accommodation he has provided to the Company. Given the Company is not currently generating sufficient excess cashflow from operations to fund a repayment of that indebtedness, if the resolution is not approved the Company would need to seek to proceed with an alternative offer of securities to another funding party to obtain the funding to satisfy this financial accommodation. By satisfying the indebtedness in the manner proposed, it will enable the Company to dedicate future funding that it accesses and obtains towards furthering the Company's business plan objectives (rather than to the retirement of existing indebtedness).

The Directors attribute an indicative value to the 4,480,000 options to be issued to Mr Walstab of $309,428. The valuation has been based on an analysis of the Company's share price history and the application of the Black Scholes Option Pricing Model.

The value of an option will reflect the value of the underlying shares, the entitlements of the option holder, the expected performance and volatility of the underlying shares, the conversion or exercise price and the time to expiration[1].

The Black-Scholes formula is commonly used for assessing the value of options over shares. The Black-Scholes formula provides a measure of the value of an option and can also be used to calculate the implied volatility of the option to the underlying security.

The assumptions underlying the Black-Scholes formula are as follows:

- the underlying share pays no dividends during the life of the option;
- the option can only be exercised at any time up to the expiration date;
- there are no margin requirements, taxes or transaction costs;
- the risk-free interest rate is constant over time and the market operates continuously;
- the volatility of the share is constant and is defined as the standard deviation of the share's price movement;
- short selling is permitted.

The valuation has been based on the following assumptions regarding the Company's share price and volatility:

- the underlying value of each share in the Company is $0.18, being Quantum's average share price over the last five days of trading;
- the exercise price of each option is $0.165;
- the option can be exercised at any time up to 3 years from the date of grant;
- a risk free rate of return of 5.1%, being the current 3 year Australian government bond rate;

---

1 "The Valuation of Businesses, Shares and Other Equity", Third Edition, Wayne Lonergan

- a volatility of 60%, based on the movements in the Quantum's share price on the Australian Stock Exchange over the last twelve months of trading.

For the purposes of the Australian Stock Exchange Limited Listing Rule 10.13 and Chapter 2E of the Corporations Act 2001 the following details are provided:

- the name of the party to whom it is proposed the Company's securities be issued is Mr John Walstab;

- the number of the Company's securities proposed to be issued to Mr John Walstab is:

  - 4,480,000 fully paid ordinary shares to be issued at $0.125 per share; and

  - 4,480,000 non-quoted three year options over fully paid ordinary shares with an exercise price of $0.165 per option;

- if Resolution 4 is approved, the Company will issue the above securities to Mr John Walstab on 1 December 2004, being within the period of one month specified by Rule 10.13;

- the funds in respect of which the securities are being issued, namely the $560,000 financial accommodation provided by Mr John Walstab to the Company, has been used by the Company to assist the Company meet its working capital requirements and to fund the Company's program for further development and commercialisation of its heat pump technology;

- each of the Company's Board members (other than Mr Walstab), namely Mr Phillip Sidney and Mr Drew Townsend, having fully considered the proposal submitted in Resolution 4:

- confirms each does not have any interest in the outcome of this Resolution 4 (except an interest solely in the capacity as a shareholder of the Company); and

- recommend that shareholders approve this Resolution 4 for the reason that, in their opinion, it enables the Company to retire indebtedness owed by the Company to Mr John Walstab on terms that, in their opinion based on negotiations with prior and potential funding parties, represent and are consistent with commercial arms length terms available to the Company and entails no adverse consequences for the Company in terms of opportunity costs or taxation consequences. Further through retiring the indebtedness in this way it means that future funding raised by the Company can be applied to the Company's business plan objectives, rather than used to retire this indebtedness.

Voting exclusion

In accordance with the ASX Listing Rules, any votes cast on Resolution 4 by Mr Walstab or any person who might obtain a benefit (except a benefit solely in the capacity as a shareholder of the Company) if Resolution 4 is passed or any associate of any of those persons will be disregarded, other than limited exceptions for votes cast in the capacity as proxy for another shareholder where the proxy is directed in writing as to how the proxy is to vote on the resolution.

ITEM 5 – RATIFICATION OF THE ISSUE OF SECURITIES

As noted in Item 3, under the ASX Listing Rules a listed company must not issue securities without shareholder approval if the number of securities issued exceeds a 15% limit over a 12 month period. ASX Listing Rule 7.4 allows a Company to approve and ratify the allotment and issue of specific securities with the effect that issues that are so approved and ratified are excluded from calculations for the purposes of the 15% Rule. Accordingly, the approval and ratification under Resolution 5(a) and Resolution 5(b) (which are considered as separate and independent resolutions) goes towards renewing the Company's 15% new issue capacity in accordance with ASX Listing Rule 7.4 for the ensuing period.

Voting exclusion

In accordance with the ASX Listing Rules, any votes cast on Resolution 5(a) and Resolution 5(b) respectively by the allottees listed in each respective resolution or any associate of any of those persons will be disregarded in relation to the relevant respective resolution, other than limited exceptions for votes cast in the capacity as proxy for another shareholder.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Quantum Energy Limited

ABN	Quarter ended ("current quarter")
19 003 677 245	September 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A 000	Year to date $A 000 (3 mths)
1.1	Receipts from customers	3,551	3,551
1.2	Payments for (a) staff costs	(806)	(806)
	(b) advertising and marketing	(69)	(69)
	(c) research & dev (excluding staff costs)	(41)	(41)
	(d) leased assets	(57)	(57)
	(e) other working capital	(3,023)	(3,023)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	3	3
1.5	Interest and other costs of finance paid	(56)	(56)
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Net operating cash flows	(498)	(498)

+ See chapter 19 for defined terms.

		Current quarter $A 000	Year to date $A 000 (9 months)
1.8	Net operating cash flows (carried forward)	(498)	(498)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(25)	(25)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(25)	(25)
1.14	**Total operating and investing cash flows**	(523)	(523)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(7)	(7)
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	300	300
1.18	Repayment of borrowings	(121)	(121)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	172	172
	Net increase (decrease) in cash held	(351)	(351)
1.21	Cash at beginning of quarter/year to date	609	609
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	258	258

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A 000
1.24	Aggregate amount of payments to the parties included in item 1.2	38
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

The amount in item 1.24 includes:
- Salary payments to the Managing Director, Mr Sidney.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities	4,184	4,184
3.2	Credit standby arrangements	Nil	Nil

Notes per AASB 1026 (12.2): A facility for $2.2m expires on the 31 December 2004. A second facility for $0.34m was renewed monthly. A third facility for $0.45m expires 31 May 2005. A fourth facility for $0.1m is renewable monthly. A fifth facility for $0.2m is renewable monthly. A sixth facility for $0.9m is renewable monthly and a portion would be converted to equity.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A 000	Previous quarter $A 000
4.1	Cash on hand and at bank	258	695
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	258	695

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Note to report – Additional Information

The Company issued an additional 8,790,650 ordinary shares on 14 October 2004. 781,250 ordinary shares at $0.16 per share were issued to Cornell Capital Partners Offshore LP in satisfaction of fees relating to the Equity Credit Facility up to $5m provided. The remaining ordinary shares at $0.125 per share are to increase funds available to assist the Company in meeting its working capital requirements. The result of this raising will be reflected in the 4C Cash Flow Statement to be lodged for the December 2004 quarter.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (SIGNED) Date: 29 October 2004

Print name: PHILLIP SIDNEY
(Managing Director)

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Quantum Energy Limited

ABN	Quarter ended ("current quarter")
19 003 677 245	September 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A 000	Year to date $A 000 (3 mths)
1.1	Receipts from customers	3,551	3,551
1.2	Payments for (a) staff costs	(806)	(806)
	(b) advertising and marketing	(69)	(69)
	(c) research & dev (excluding staff costs)	(41)	(41)
	(d) leased assets	(57)	(57)
	(e) other working capital	(3,023)	(3,023)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	3	3
1.5	Interest and other costs of finance paid	(56)	(56)
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Net operating cash flows	(498)	(498)

+ See chapter 19 for defined terms.

		Current quarter $A 000	Year to date $A 000 (9 months)
1.8	Net operating cash flows (carried forward)	(498)	(498)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(25)	(25)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(25)	(25)
1.14	**Total operating and investing cash flows**	(523)	(523)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(7)	(7)
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	300	300
1.18	Repayment of borrowings	(121)	(121)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	172	172
	Net increase (decrease) in cash held	(351)	(351)
1.21	Cash at beginning of quarter/year to date	609	609
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	258	258

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A 000
1.24	Aggregate amount of payments to the parties included in item 1.2	38
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

The amount in item 1.24 includes:

- Salary payments to the Managing Director, Mr Sidney.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities	4,184	4,184
3.2	Credit standby arrangements	Nil	Nil

Notes per AASB 1026 (12.2): A facility for $2.2m expires on the 31 December 2004. A second facility for $0.34m was renewed monthly. A third facility for $0.45m expires 31 May 2005. A fourth facility for $0.1m is renewable monthly. A fifth facility for $0.2m is renewable monthly. A sixth facility for $0.9m is renewable monthly and a portion would be converted to equity.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	258	695
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	258	695

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Note to report – Additional Information

The Company issued an additional 8,790,650 ordinary shares on 14 October 2004. 781,250 ordinary shares at $0.16 per share were issued to Cornell Capital Partners Offshore LP in satisfaction of fees relating to the Equity Credit Facility up to $5m provided. The remaining ordinary shares at $0.125 per share are to increase funds available to assist the Company in meeting its working capital requirements. The result of this raising will be reflected in the 4C Cash Flow Statement to be lodged for the December 2004 quarter.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (SIGNED) Date: 29 October 2004

Print name: PHILLIP SIDNEY
(Managing Director)

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

QUANTUM ENERGY LIMITED

ACN 003 677 245

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the members of Quantum Energy Limited (**Company**) will be held at Quantum Boardroom 1A, 207-209 Young St Waterloo NSW on Tuesday 30 November 2004 at 2.00 pm.

AGENDA

ORDINARY BUSINESS

1. ACCOUNTS AND REPORTS

To receive and consider the annual financial report, directors' report and the auditor's report of the Company (and the economic entity) for the financial year ended 30 June 2004.

2. ELECTION OF DIRECTOR

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

THAT Mr Drew Townsend, who retires in accordance with rule 3.6 of the Constitution, be re-elected as a director of the Company.

SPECIAL BUSINESS

3. EMPLOYEE OPTION SCHEME – APPROVAL OF FUTURE ISSUES FOR THE PURPOSES OF ASX LISTING RULE 7

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

THAT, as an exception to Australian Stock Exchange Limited Listing Rule 7.1, the Company approves the issue of securities (being both options to subscribe for ordinary shares in the Company and the issue of ordinary shares consequential on the exercise of such options) under the Company's Employee Option Scheme, being an option scheme on the terms summarised in Item 3 of the Explanatory Memorandum which accompanies this Notice of Annual General Meeting.

Voting exclusion

The Company will disregard any votes cast on Resolution 3 by:

- a director of the Company who may participate in the Option Scheme or any other person who may participate in the Option Scheme or who might obtain a benefit (except a benefit solely in the capacity of a holder of ordinary shares) if Resolution 3 is passed; and
- any associate of such persons referred to above.

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. ACQUISITION OF SHARES BY MR JOHN WALSTAB, A DIRECTOR OF THE COMPANY

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

THAT, for the purposes of Chapter 2E of the Corporations Act 2001 and Australian Stock Exchange Limited Listing Rule 10.11 and for all other purposes the Company approve the issue to Mr John Walstab, a Director of the Company:

- 4,480,000 fully paid ordinary shares in the capital of the Company at an issue price of $0.125 per share; and

- 4,480,000 non-quoted options over ordinary shares in the capital of the Company exercisable at $0.165 per option, with each option expiring three years from the date of grant,

in accordance with an agreement dated 14 October 2004 between the Company and Mr John Walstab.

The terms of the agreement and other information required under the Australian Stock Exchange Limited Listing Rules 10.13 and Chapter 2E of the Corporations Act 2001 are set out in Item 4 of the Explanatory Memorandum which accompanies this Notice of Annual General Meeting.

Voting Exclusion

The Company will disregard any votes cast on Resolution 4 by:

- Mr Walstab or any other person who might obtain a benefit (except a benefit solely in the capacity of a holder of ordinary shares) if Resolution 4 is passed; and
- any associate of Mr Walstab or such persons referred to above.

However, in accordance with Section 224 of the Corporations Act 2001, the Company need not disregard a vote if:

- it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on the proposed resolution; and
- it is not cast on behalf of Mr Walstab or any associate of his referred to above.

5. RATIFICATION OF THE ISSUE OF SECURITIES

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> **THAT**, for the purposes of ASX Listing Rule 7.4 the Company's agreement to issue and allot the following securities in the Company be approved and ratified:

Date	No. of securities	Allottee	Price
14/10/2004	781,250 shares	Cornell Capital Partners Offshore LP	$0.16
14/10/2004	4,480,000 shares	Mr J Walstab	$0.125
14/10/2004	3,129,400 shares	Mr A McDonald	$0.125
14/10/2004	400,000 shares	Mr J Hewlett	$0.125
14/10/2004	4,480,000 options	Mr J Walstab	$0.165
14/10/2004	3,129,400 options	Mr A McDonald	$0.165
14/10/2004	400,000 options	Mr J Hewlett	$0.165

The Shares have the same terms as the Company's existing ordinary shares. The options are non-quoted options over ordinary shares with each option expiring three years from the date of grant. The price referred to in relation to the options is the exercise price. The shares issued to Cornell Capital Partners Offshore LP were agreed to be issued in satisfaction of fees relating to the Equity Credit Facility provided to the Company. The remainder of the securities were agreed to be issued in satisfaction of financial accommodation (used by the Company for working capital purposes) by Mr Walstab, Mr McDonald and Mr Hewlett in the amounts of $560,000, $391,175 and $50,000 respectively.

Voting Exclusion

The Company will disregard any votes cast on Resolution 5 by:

- Cornell Capital Partners Offshore LP, Mr Walstab, Mr McDonald or Mr Hewlett or any other person who might obtain a benefit (except a benefit solely in the capacity of a holder of ordinary shares) if Resolution 5 is passed; and

- any associate of such persons referred to above.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

- it is cast on behalf of any of the persons referred to above by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Further information in relation to the above resolutions is set out in the attached Explanatory Memorandum to this Notice of Annual General Meeting.

By Order of the Board.



John Walstab
Company Secretary
28 October 2004

Voting by Proxy

A member entitled to attend and vote is entitled to appoint not more than two proxies.

Where a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

A proxy need not be a shareholder.

Those wishing to do so should sign the proxy form which accompanies this notice and ensure that it is received or deposited by 2.00 p.m. Sydney time on 28 November 2004 at the Company's Share Registry:

> **Registries Limited**
> **Level 2, 28 Margaret Street**
> **Sydney, NSW, 2000**
> (**Postal address:** PO Box R67 Royal Exchange Sydney NSW 1223)
> (**Facsimile number:** (02) 9279 0664)

Entitlement to Vote

In accordance with Regulation 7.11.37 of the Corporations Regulations, the Company has determined that for the purposes of the meeting, all ordinary shares in the Company shall be taken to be held by the persons who held them as registered shareholders at 2.00 pm Sydney time on 28 November 2004 (**Entitlement Time**).

All holders of ordinary shares in the Company as at the Entitlement Time are entitled to attend and vote at the meeting.

QUANTUM ENERGY LIMITED ACN 003 677 245

Share Registry: Registries Limited, Level 2, 28 Margaret Street, Sydney, NSW, 2000

PROXY/MEETING REGISTRATION FORM - ANNUAL GENERAL MEETING

If you are attending the Annual General Meeting (**AGM**), please bring this document with you. The details on it will assist attendance registration. If you cannot attend the AGM, please complete this proxy form and return it to the Company's Share Registry by post in the reply paid envelope provided or by facsimile on (02) 9279 0664 so that it is received not less than 48 hours before the time for holding the meeting.

I/We being a member/members of Quantum Energy Limited (Company) hereby appoint:

______________________________ of ______________________________

Name of Proxy (in block letters)

or in his/her absence, or failing any appointment by me/us, the Chairman of the Meeting, being the Chairman of the Company as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company convened to be held at Quantum Boardroom, 1A, 207-209 Young Street Waterloo NSW on 30 November 2004 at 2.00 p.m. and at any adjournment thereof.

If 2 proxies are being appointed, this proxy is authorised to exercise % [***insert percentage***] of my/our voting rights or [***insert number of votes***] of my/our votes. (The Company will supply another proxy form on request)

(If you wish to instruct your proxy how to vote, please mark the appropriate boxes below.)

RESOLUTIONS		**FOR**	**AGAINST**
2.	To re-elect Mr Drew Townsend as a director	☐	☐
3.	To approve the Employee Option Scheme and the issue of securities thereunder for the purposes of ASX Listing Rule 7.1	☐	☐
4.	To approve the issue of 4,480,000 shares and 4,480,000 options in the Company to Mr John Walstab, a Director of the Company	☐	☐
5.	To approve and ratify the Company's agreement to issue and allot the securities detailed in Resolution 5 for the purposes of ASX Listing Rule 7.4	☐	☐

If you do not wish to direct your proxy how to vote

If you do not wish to direct your proxy how to vote, please place a mark in this box: ☐

By marking this box, when you have not directed your proxy how to vote above, you acknowledge that the Chairman of the Meeting may exercise your undirected proxy even if he or she has an interest in the outcome of each resolution which carries a voting exclusion, and votes cast by him/her other than as proxy holder will be disregarded because of that interest.

The Chairman intends to vote all undirected proxies in favour of each resolution set out in the notice of meeting.

Signature of Registered Shareholder(s).	....
(If Corporation, execute in accordance with note 3 on the reverse)	.... / /04

PLEASE REFER TO THE NOTES ON THE REVERSE OF THIS FORM

NOTES:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies or attorneys. Where two proxies are appointed and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the member's votes. A proxy or attorney need not be a member of the Company.

2. On a show of hands a member present in person or by proxy or by attorney or, in the case of a corporation, by duly appointed representative shall have one vote and upon a poll one vote for every share held provided that if a member appoints two proxies or two attorneys neither proxy or attorney shall be entitled to vote on a show of hands.

3. The proxy form must be signed by the member or his or her attorney duly authorised in writing or, if the member is a corporation, either in accordance with the prescribed execution procedures applying to that corporation or under the hand of an officer or attorney duly authorised in writing.

4. In the case of joint holders, all holders must sign.

5. If any attorney or authorised officer signs this proxy form on behalf of a member, the relevant power of attorney or other authority under which it is signed or a certified copy of that power or authority must be deposited with this proxy form.

6. The proxy form must be received or deposited **by 2.00 pm on 28 November 2004 at the Company's share registry at:**

    Registries Limited
    Level 2, 28 Margaret Street, Sydney NSW 2000
    (Postal Address: PO Box R67 Royal Exchange Sydney NSW 1223)

QUANTUM ENERGY LIMITED

ACN 056 010 121

EXPLANATORY MEMORANDUM TO NOTICE OF ANNUAL GENERAL MEETING

This Explanatory Memorandum has been prepared for the information of shareholders of Quantum Energy Limited (the **Company**) in connection with the Annual General Meeting of Shareholders to be held at 2.00pm on 30 November 2004. This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Annual General Meeting.

ITEM 1 – FINANCIAL STATEMENTS AND REPORTS

The Corporations Act requires the financial report (which includes the financial statements and directors' declaration), the directors' report and the auditor's report to be laid before the Annual General Meeting. There is no requirement either in the Corporations Act or in the Constitution of the Company for shareholders to approve the financial report, the directors' report or the auditor's report. Shareholders will have a reasonable opportunity at the meeting to ask questions and make comments on these reports and on the business and operations of the Company.

ITEM 2 – REAPPOINTMENT OF DIRECTOR

Mr Drew Townsend – Chairman.

In accordance with rule 3.6 of the Company's Constitution, Mr Drew Townsend retires from the Board, and being eligible, nominates for re-election. Mr Townsend is the Company's current Chairman.

ITEM 3 – APPROVAL OF EMPLOYEE OPTION SCHEME AND THE ISSUE OF SECURITIES UNDER THE SCHEME

Resolution 3 in the Notice of Annual General Meeting contemplates shareholder approval of the Company's proposed Employee Option Scheme (**Option Scheme**). A summary of the terms of the proposed Option Scheme is set out below. The full terms and conditions of the Option Scheme may be inspected during normal business hours at the Company's registered office or obtained from the Company's website www.quantumenergy.com.au.

Under the Australian Stock Exchange (**ASX**) Listing Rules, a listed company must not issue securities without shareholder approval if the number of securities issued exceeds the 15% limit over a 12 month period, as set out in ASX Listing Rule 7.1 (**15% Rule**). It is an exception to the 15% Rule if the securities are issued under an option scheme and either:

- the option scheme was established before the Company was listed on the ASX and a summary of the terms of the option scheme was set out in the company's prospectus; or

- holders of ordinary securities approve the issue of securities under the option scheme as an exception to the 15% Rule.

Accordingly, the Company now seeks shareholder approval of the issue of securities under the Option Scheme as an exception to the 15% Rule. The securities which the Company may issue under the Option Scheme include both:

- options to subscribe for ordinary shares in the Company; and

- ordinary shares in the Company which are issued to an option holder consequential on the exercise of such options.

Summary of terms of the Employee Option Scheme

Expiry of options

The options expire on the earlier of:

- five years after they are issued; and

- immediately when the relevant option holder ceases to be an employee of or otherwise engaged by the Company, other than as a result of death.

Exercise of options

The options may only be exercised while the Company is admitted to the official list of ASX. Each grant of options is exercisable in tranches as follows:

(a) between one year and two years after the issue date, up to one-third of the options are exercisable;

(b) between two years and three years after the issue date, up to two-thirds of the options are exercisable; and

(c) from three years after the issue date, 100% of the options are exercisable.

The options are not exercisable during each period of six weeks prior to the Company announcing its half-yearly and final results.

Notwithstanding the above, all options become exercisable if a takeover bid is made for the shares of the Company or if a change of control of the Company occurs.

Participation

Any full-time or part-time employees and consultants of the Company and Directors may participate in the Option Scheme. PROVIDED THAT Messrs Sidney and Townsend have indicated (notwithstanding that each would otherwise be eligible to participate) that each considers he ought not participate in the Option Scheme and accordingly the Company must not select either Mr Sidney or Mr Townsend to participate in the Option Scheme.

Entitlement

The Directors determine which employees and consultants are entitled to participate in the Option Scheme and the number of options which will be issued to each employee and consultant deemed eligible to participate.

Exercise price of options

The exercise price is the price determined by the Directors on or before the date of offer of the options or, failing a determination, the weighted average market price of the shares on ASX over the five trading days prior to the date of offer.

Grant of options

Options may be granted under the Option Scheme at any time, subject to the ASX Listing Rules and the Corporations Act.

Adjustments on a reconstruction

The Option Scheme contains provisions to adjust the number and/or exercise price of the options to take into account the effect of any capital reconstruction or bonus issue of the Company, in accordance with the Australian Stock Exchange Limited Listing Rules.

Transfer

Options granted pursuant to the Option Scheme may not be transferred.

Issue of securities under the Option Scheme to date

As the Option Scheme will only become operative if approved under this resolution, no options have currently been issued under the Option Scheme. However, 2,000,000 options in aggregate

remain on issue to certain employees which were granted prior to the establishment of the proposed Option Scheme and all of those options remain unexercised.

The Option Scheme is being implemented to incentivise employees of the Company to assist in them working to create as much value as possible for the Company's shareholders. The options will be priced in a manner such that employees will only benefit if the Company's share price increases above the share price applying at the date the options were granted to the respective employees. In this way employees have an incentive and an opportunity to share in any rewards that they have responsibility for by increasing the value of the Company's shares.

The Option Scheme has been structured in such a way that it may take advantage of any available taxation assistance to employees. The Company will provide to respective employees a general summary of the taxation considerations applying at the time options are offered to employees under the Option Scheme.

The number of options granted to any employee will be determined by the remuneration committee of the Company, whose representatives are the current Board of Directors. If John Walstab is nominated to participate in any remuneration under this Option Scheme, he will not participate in any discussions or decisions of the remuneration committee in that regard.

The percentage of capital represented by outstanding options to subscribe for shares that can be issued under the Option Scheme shall be limited to 5% of issued capital on a fully diluted basis at any time. The Directors anticipate that the number of employee options on issue and outstanding under the Option Scheme at any time will be significantly less than the limit of 5% of issued share capital on a fully diluted basis.

Voting exclusion

Any votes cast on the Resolution in Item 3 by a director of the Company who may participate in the Option Scheme or any other person who may participate in the Option Scheme or who might obtain a benefit (except a benefit solely in the capacity of a holder of ordinary shares) if Resolution 3 is passed or any associate of such persons will be disregarded, other than in limited circumstances where such person votes in the capacity as proxy for another shareholder.

ITEM 4 – APPROVAL OF ISSUE OF SHARES AND OPTIONS TO MR JOHN WALSTAB, A DIRECTOR OF THE COMPANY

Resolution 4 in the Notice of Annual General Meeting contemplates shareholder approval for the purposes of Chapter 2E of the Corporations Act 2001 and Australian Stock Exchange Limited Listing Rule 10.11 and for all other purposes, for the Company to issue to Mr John Walstab, a Director of the Company:

- 4,480,000 fully paid ordinary shares in the capital of the Company at an issue price of $0.125 per share; and

- 4,480,000 non-quoted options over ordinary shares in the capital of the Company exercisable at $0.165 per option, with each option expiring three years from the date of grant,

in accordance with an agreement dated 14 October 2004 between the Company and Mr John Walstab, the terms of which are summarised below.

Australian Stock Exchange Limited Listing Rule 10.11 requires that where securities are proposed to be issued by the Company to a Director of the Company (or an associate of a Director) the proposed issue must be approved by ordinary resolution of the Company. Resolution 4 is also submitted for the purposes of Chapter 2E of the Corporations Act 2001 which also regulates transactions between the Company and its directors and associated parties. Subject to certain exceptions, Chapter 2E requires shareholder approval for the giving of financial benefits to related parties that could endanger the interests of a public company's members as a whole. In accordance with the requirements of Chapter 2E a draft copy of the Notice of Meeting and this Explanatory Memorandum was provided to ASIC for review not less than 14 days before this Explanatory Memorandum was given to the Company's shareholders. A draft copy of the Notice of Meeting and this Explanatory Memorandum has also been provided to the Australia Stock Exchange. Neither ASIC, ASX nor their officers take any responsibility for the Notice of Meeting or this Explanatory Memorandum.

At the request of the Company, Mr John Walstab provided financial accommodation to the Company during 2004 totalling in aggregate $560,000 to assist the Company meet its working capital requirements and to assist fund the Company's programme for further development and commercialisation of its heat pump technology. Over recent months the Company has had discussions with a number of arms length parties in relation to those parties providing funding to the Company. The offer terms which formed the basis for those discussions included:

- an offer price per share determined as an amount representing a 25% discount to the average closing price of the Company's shares on ASX for the 5 trading days prior to the date of a subscription agreement to be entered into with the funding party; and

- 1 attaching option for each share subscribed, with the option being a non-quoted 3 year option with an exercise price determined as the closing price of the Company's shares on ASX at the date immediately prior to the date of the subscription agreement to be entered into with the funding party.

At this time, the Company has concluded subscription agreements under the above terms in respect of $440,000 of funding received by the Company. To assist the Company with its

funding requirements, the Company and Mr John Walstab reached agreement on 14 October 2004 that (subject to shareholder approval being obtained), the $560,000 financial accommodation provided by Mr John Walstab to the Company be satisfied on the same terms as the terms set out above. Accordingly, the agreement between the Company and Mr John Walstab provides that (subject to shareholder approval being obtained) that Mr John Walstab be issued in satisfaction of the $560,000 financial accommodation provided to the Company, 4,480,000 fully paid ordinary shares in the Company at $0.125 per share and 4,480,000 non-quoted 3 year options over unissued ordinary shares in the Company, each exercisable at $0.165.

In accordance with the Corporations Act 2001 Mr Walstab has not participated in the Company's Board deliberations in relation to such agreement. Each of the other Board members Mr Phillip Sidney and Mr Drew Townsend have formed the view that as the agreement terms negotiated with Mr John Walstab are the same terms upon which the Company has and is prepared to raise funding with acceptable arms length funding parties, it is appropriate that the Company agree the same terms with Mr John Walstab. On this basis the other Board members do not consider the agreement entered into with Mr John Walstab confers a financial benefit requiring shareholder approval in the terms of Part 2E of the Corporations Act 2001, on Mr Walstab, as a Director of the Company, as it is an agreement on arms length terms.

Given the requirements of Australian Stock Exchange Limited Listing Rule 10.11 the proposed issue of securities to Mr John Walstab under the agreement dated 14 October 2004 must be submitted for shareholder approval and in view of this, for completeness, the resolution is submitted also for the purposes of Chapter 2E of the Corporations Act 2001.

The Company notes that if the resolution is not approved the Company will remain indebted to Mr John Walstab for the $560,000 financial accommodation he has provided to the Company and in all likelihood the Company would need to proceed with an offer of securities on substantially similar terms to another funding party to obtain the funding to satisfy this financial accommodation.

The Directors attribute an indicative value to the 4,480,000 options to be issued to Mr Walstab of $140,784. The valuation has been based on an analysis of the Company's share price history and the application of the Black Scholes Option Pricing Model.

The value of an option will reflect the value of the underlying shares, the entitlements of the option holder, the expected performance and volatility of the underlying shares, the conversion or exercise price and the time to expiration[1].

---

[1] "The Valuation of Businesses, Shares and Other Equity", Third Edition, Wayne Lonergan

The Black-Scholes formula is commonly used for assessing the value of options over shares. The Black-Scholes formula provides a measure of the value of an option and can also be used to calculate the implied volatility of the option to the underlying security.

The assumptions underlying the Black-Scholes formula are as follows:

- the underlying share pays no dividends during the life of the option;
- the option can be exercised at any time up to the expiration date;
- there are no margin requirements, taxes or transaction costs;
- the risk-free interest rate is constant over time and the market operates continuously;
- the volatility of the share is constant and is defined as the standard deviation of the share's price movement;
- short selling is permitted.

The valuation has been based on the following assumptions regarding the Company's share price and volatility:

1. The underlying value of each share in the Company is $0.18, being Quantum's average share price over the last five days of trading;
2. The exercise price of each option is $0.165;
3. The option can be exercised at any time up to 3 years from the date of grant;
4. A risk free rate of return of 5.1%, being the current 3 year Australian government bond rate;
5. A volatility of 10%, based on the movements in the Quantum's share price on the Australian Stock Exchange over the last twelve months of trading;

For the purposes of the Australian Stock Exchange Limited Listing Rule 10.13 and Chapter 2E of the Corporations Act 2001 the following details are provided:

- the name of the party to whom it is proposed the Company's securities be issued is Mr John Walstab;

- the number of the Company's securities proposed to be issued to Mr John Walstab is:

  - 4,480,000 fully paid ordinary shares to be issued at $0.125 per share; and

  - 4,480,000 non-quoted three year options over fully paid ordinary shares with an exercise price of $0.165 per option;

- if Resolution 4 is approved, the Company will issue the above securities to Mr John Walstab on 1 December 2004, being within the period of one month specified by Rule 10.13;

- the funds in respect of which the securities are being issued, namely the $560,000 financial accommodation provided by Mr John Walstab to the Company, has been used by the Company to assist the Company meet its working capital requirements and to fund

the Company's program for further development and commercialisation of its heat pump technology;

- each of the Company's Board members (other than Mr Walstab), namely Mr Phillip Sidney and Mr Drew Townsend, having fully considered the proposal submitted in Resolution 4:

    - confirms each does not have any interest in the outcome of this Resolution 4 (except an interest solely in the capacity as a shareholder of the Company); and

    - recommend that shareholders approve this Resolution 4 for the reason that, in their opinion, it enables the Company to retire indebtedness owed by the Company to Mr John Walstab on terms that, in their opinion based on negotiations with prior and potential funding parties, represent and are consistent with commercial arms length terms available to the Company and entails no adverse consequences for the Company in terms of opportunity costs or taxation consequences. Further through retiring the indebtedness in this way it means that future funding raised by the Company can be applied to the Company's business plan objectives, rather than used to retire this indebtedness.

Voting exclusion

In accordance with the ASX Listing Rules, any votes cast on Resolution 4 by Mr Walstab or any person who might obtain a benefit (except a benefit solely in the capacity as a shareholder of the Company) if Resolution 4 is passed or any associate of any of those persons will be disregarded, other than limited exceptions for votes cast in the capacity as proxy for another shareholder where the proxy is directed in writing as to how the proxy is to vote on the resolution.

ITEM 5 – RATIFICATION OF THE ISSUE OF SECURITIES

As noted in Item 3, under the ASX Listing Rules a listed company must not issue securities without shareholder approval if the number of securities issued exceeds a 15% limit over a 12 month period. ASX Listing Rule 7.4 allows a Company to approve and ratify the allotment and issue of specific securities with the effect that issues that are so approved and ratified are excluded from calculations for the purposes of the 15% Rule. Accordingly, the approval and ratification under Resolution 5 goes towards renewing the Company's 15% new issue capacity in accordance with ASX Listing Rule 7.4 for the ensuing period.

Voting exclusion

In accordance with the ASX Listing Rules, any votes cast on Resolution 5 by the allottees listed in Resolution 5 or any associate of any of those persons will be disregarded, other than limited exceptions for votes cast in the capacity as proxy for another shareholder.





Quantum Energy Ltd

ABN 19 003 677 245

19 October 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: Quantum Enters Korea

Quantum has received three orders for trials for its products in Korea.

The three initial trials will commence during November 2004 with performance monitoring continuing through to March 2005.

1. In conjunction with the Korean Department of Agriculture Research Centre, Quantum will install an 11.2kw air sourced heat pump to provide hydraulic greenhouse heating at the research centre greenhouse facility in Yeoju, Korea. Quantum will be directly compared to oil and gas boilers, which will be used in two other greenhouses. The research centre will data log the performance of the three systems. If Quantum can perform 30% more efficiently, then the Department of Agriculture has suggested it would lend support to Quantum throughout this industry. This support would be by means of subsidy for capital equipment.

2. Installation of 4 x 11.2kw air sourced heat pumps to provide hot water for hydraulic heating of a 3,300 sq greenhouse located in Incheon, Korea. The greenhouse is used to grow Orchids all year round. Quantum will be used to maintain the greenhouse at 18 deg C during the winter. This trial is important, as the Korean flower producing industry is significant and considerable sums are invested in greenhouse infrastructure.

3. Installation of a 2.7kw air sourced heat pump to provide hot water all year round with the added benefit of cooling an office area during summer months. This installation is located at Incheon.

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

Quantum's initial focus will be the displacement of oil heating as the company enjoys a considerable advantage in terms of running cost and environmental impact. As an example of the potential market in the agriculture field, vegetables and flowers can only be grown in heated greenhouses during the winter months.

With the price of local oil more than doubling over the last 12months due to escalating world oil prices coupled with the fact that the Korean government has reduced its subsidies to agriculture, vegetable and flower growers face unfavorable economic conditions and Quantum considers it is well positioned to take advantage by offering cost-effective heating options.

Yours faithfully

Phillip Sidney
Managing Director

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2001, 1/1/2003

Name of entity

Quantum Energy Limited

ABN

19 003 677 245

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,790,650 fully paid Ordinary Shares 8,009,400 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary Shares on are to be issued on the same terms as fully paid Ordinary Shares already on issue. Options for Ordinary Shares exercisable at 16.5 cents up to 14/10/2007

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary Shares rank equally with all other fully paid Ordinary Shares from the date of allotment. The Ordinary Shares to be issued upon exercise of the Options will rank equally with all other fully paid Ordinary Shares on issue.
5	Issue price or consideration	For 781,250 Ordinary Shares - $0.16 per Share For 8,009,400 Ordinary Shares - $0.125 per Share For Options - NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	781,250 Ordinary Shares issued to Cornell Capital Partners Offshore LP in satisfaction of fees relating to the Equity Credit Facility provided to the Company. The remaining Ordinary Shares are to increase funds available to assist the Company meet its working capital requirements and to fund the production of 3 new products.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 October 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,108,291	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
803,200,000	Fully paid Ordinary Shares
8,000,000	Options issued 6/6/2003 exercisable at 25 cents
2,000,000 *	Options issued 15/7/2003 exercisable at 90 cents
5,932,549	Options issued 30/12/03 exercisable at 45 cents
8,009,400	Options issued 14/10/2004 exercisable at 16.5 cents
* Another 2,000,000 Options issued as part of employment package were cancelled as the employee ceasd to be employed by the Company	

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The fully paid Ordinary Shares will rank equally with all other fully paid Ordinary Shares.

No dividends will be paid in respect of the Options

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...15 October 2004..........
(Director/Company secretary)

Print name: ...Phil Sidney...

+ See chapter 19 for defined terms.


Quantum
Energy Ltd

TO: Name	COMPANY ANNOUNCEMENTS OFFICE
Company	AUSTRALIAN STOCK EXCHANGE LIMITED
FROM:	Mr Phillip Sidney
Pages (including this page): [3]	Date: 15 October 2004

STOCK EXCHANGE ANNOUNCEMENT

A$5 Million Equity Placement Agreement and Issue of Further Securities

Quantum Energy Limited (**QTM**) is pleased to announce it has signed a $5 million standby facility for the placement of Ordinary Shares in QTM with US based investment group, Cornell Capital Partners (**Cornell**).

The equity placement facility is part of QTM's broad financing strategy to ensure that both debt and equity funding capacity is available for the full commercialisation of QTM's heat pump technology and product range.

Coupled with other initiatives referred to in this Announcement, the facility provides shareholders and investors with confidence that QTM has adequate funds to execute its business plan and provides the Company with future financial security enabling management to focus on further progressing its various products.

Quantum Energy Limited ABN 19 003 677 245
1A, 207-209 Young Street, Waterloo NSW 2017
PO Box 553, Strawberry Hills NSW 2012

The equity facility gives QTM substantial flexibility, in terms of both draw-downs as well as freedom to use alternative funding sources. The main terms of the facility are:

- QTM has the right, but not the obligation to place ordinary shares of up to AUD$5,000,000 in tranches of $75,000 over the next three years.

- Shares placed with Cornell will be priced at a 2% discount to the lowest daily volume weighted average price during the five trading days beginning on the first trading day after the placement notice by QTM to Cornell (subject to a minimum acceptable price to QTM). A 5% commission will be payable at the time of issue of shares.

QTM has not at this time sought to make any draw-down under the facility, but by virtue of having the facility in place it will be able to do so in the future and will announce such draw-downs if and as they occur.

Managed by US based Yorkville Advisers LLC, the Cornell group of funds has an excellent reputation in the international financial markets. To date, the Cornell group has made available in excess of US$600 million for over 50 publicly quoted corporations operating in the high growth sectors in the USA, UK and Australian financial markets.

QTM announces the issue of on estimated 781,250 fully paid ordinary shares at 16 cents per share to Cornell Capital Partners and its designee in satisfaction of the Implementation Fee and the Activation Fee payable in respect of the A$5 million Equity Placement Facility.

QTM also announces the issue of 3,529,400 fully paid ordinary shares at 12.5 cents per share to satisfy approximately $440,000 of financial accommodation provided to QTM. Under the terms of this further issue, QTM granted 1 attaching option for each share subscribed, with each option being a non-quoted option exercisable at 16.5 cents and expiring after 3 years.

Mr John Walstab, a Director of QTM, has agreed with QTM that subject to QTM obtaining shareholder approval as required under the Corporations Act 2001 and the ASX Listing Rules, that a further $560,000 funding made available by him to QTM be satisfied on the same terms as the above share issue, namely by the issue of 4,480,000 shares at 12.5 cents per share with 1 attaching non-quoted option for each share issued exercisable at 16.5 cents and expiring after 3 years. The resolution shall be submitted for approval of QTM's shareholders at QTM's upcoming 2004 Annual General Meeting to be held on 30 November 2004, the notice for which shall be circulated shortly.

We attach an Appendix 3B in relation to the issue of 8,790,650 ordinary shares and 8,009,400 options referred to above.

ASX Issue Disclosure Notice

Notice given under section 708A(5)(e) of the Corporations Act 2001.

The above securities were agreed to be issued on 14 October 2004.

QTM issued the above securities without disclosure to investors under Part 6D.2 of the Corporations Act 2001.

As at the date of this notice, QTM has complied with the provisions of Chapter 2M of the Corporations Act 2001 as they apply to QTM and section 674 of the Corporations Act 2001.

As at the date of this notice there is no excluded information under s708A(6)(e) of the Corporations Act 2001.

Mr Phillip Sidney
Managing Director



QUANTUM ENERGY LIMITED

A.B.N 19 003 677 245

PRELIMINARY FINAL REPORT
TWELVE MONTHS ENDED 30 JUNE 2004

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

Quantum Energy Ltd

1A, 207 – 209 Young Street

Waterloo NSW 2017

Phone: 02 96 997 444

Fax: 02 96 995 386

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

Results for Announcement to the Market
For the Financial Year ended 30 June 2004

Revenue and Net Profit / (Loss)	2004 $	2003 $	Inc / (Dec) $	Inc / (Dec) %
Revenue from Ordinary activities	13,923,945	7,818,563	6,105,382	78.1
Profit /(loss) after tax, from Ordinary Activities	(2,733,550)	(62,603,976)	59,870,426	95.6
Net Profit / (loss) after tax attributable to: - members of the parent entity	(2,637,069)	(62,479,442)	59,842,373	95.8
- outside equity interests	(96,482)	(124,534)	28,052	22.5
Net Tangible Assets per security	$0.008	$0.008		

Dividends / distribution	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividend	N/A	N/A
Basic earnings per share (cents per share)	(0.31)	(7.2)
Diluted earnings per share (cents per share)	(0.31)	(7.1)

- This report is based on accounts to which are in the process of being audited.
- This report has been prepared in accordance with AASB standards.

Quantum Energy Limited – Review of Operations

Quantum Energy Limited today announced its results for the financial year ended 30 June 2004.

Although Directors are not pleased with the result, they believe actions undertaken in this year have provided a basis for the company to fulfil its potential in the next financial year. This is evident in a detailed examination of these numbers which indicate that:

- Revenue has increased 78% from the prior year;
- Most of the loss is attributable to the first half of the 2004 financial year with results showing considerable comparative improvement in the second half.
- The loss includes $1,168,000 in R&D expenditure that has been expensed during the year and which has created considerable value by enhancing the intellectual property of the company.

We also take this opportunity to review the company's areas of operations, which highlights the potential of the company to continue to improve revenue and operating results.

Australia

Revenues have increased considerably in Australia during the year. There are a number of opportunities which should continue this trend in the 2005 year, including:

- The energy rating systems for new residential dwellings adopted by both Victoria and New South Wales from 1 July 2004, which will increase the sales of solar systems. Quantum's product is the solar system most suited to new dwellings because it does not require the costly and difficult process of installing panels and it should therefore pick up a considerable part of this growing market.
- The company is in the process of having its commercial hot water units approved for the granting of Renewable Energy Certificates, which subsidy coupled with the substantial energy savings the unit has in comparison to traditional gas and electricity products will make it extremely competitive in the market.

- The appointment of a new Australian general manager during the year and various regional sales executives to assist and service the increasing level of revenue. The company has also recently established a branch office in Adelaide increasing its distribution within Australia.
- A reduction in unit costs of products for sale by continuing to upgrade the Newcastle production facility and through negotiating better terms with suppliers.
- Further enhancements to the quality of the Australian product sold, particularly the hot water heater, which is now more efficient, quiet and more aesthetically attractive. The company has also enhanced the swimming pool hot water heater product and expects to be able to reduce its selling price to obtain more market share.

China Operations

China again experienced considerable growth with an increase in revenue of 290% during the year.

Some of the key events which occurred in China during the year were as follows:

- Development of new products which have and should continue to increase sales in China. These include:
  - a smaller hot water unit, being the 120 litre product
  - improvements to hot water and heating systems enabling them to operate more effectively in the cold areas of northern China
  - air sourced heating units, which are energy saving and effectively priced products for the China market
- The company has appointed key Australian personnel to assist the development of both China joint venture operations, including assisting efforts to improve the marketing of these new products.
- Production costs have decreased improving gross margins on sales.

International Operations

The company is continuing to pursue international opportunities and has appointed a sales team with responsibility to pursue a number of opportunities. There is an expectation that the company will announce a series of orders and distributorships in international localities during the 2005 year. This should facilitate increases in the level of sales.

R&D Opportunities

The company's investment in R&D continued to increase during the 2004 year and there were a number of significant developments, including:

- Ongoing and continued enhancement of existing products with considerable improvement in terms of ability to deal with cold weather climates. This means Quantum's products are superior to any known international energy efficient hot water product.
- Continuing to work on new products and improve existing products.

Future

The Board and management of Quantum are extremely excited about the future of the company and its products. We continue to improve and extend the range of Quantum products. We anticipate the growth in revenues will continue through the 2005 financial year and look forward to keeping shareholders informed of the company taking advantage of the opportunities previously outlined as they arise.

We would also like to thank shareholders for their continued support and encouragement as we continue on our path to develop an extremely successful, energy efficient international company. We expect 2005 will go a long way on the path of consolidating this goal.

....
Drew Townsend
Chairman
31 August 2004

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004 $000	2003 $000	2004 $000	2003 $000
Revenues from ordinary activities	2	13,924	7,819	-	-
Other Revenues	2	116	274	8	9
Raw materials and consumables used		(9,908)	(3,500)	-	-
Employee benefits expense		(3,482)	(2,150)	-	-
Depreciation and amortisation expense	3	(655)	(61,680)	(5)	380
Borrowing costs expense	3	(295)	(505)	-	-
R & D Expenditure		(1,168)	(1,113)	-	-
Other expenses from ordinary activities		(3,141)	(2,714)	(147)	(55)
Share of net profits of associates and joint ventures accounted for using the equity method	9a	254	(33)	-	-
Profit from ordinary activities before income tax expense		(4,355)	(63,602)	(144)	334
Income tax expense relating to ordinary activities	4	1,621	998	42	14
Profit from ordinary activities after related income tax expense		(2,734)	(62,604)	(102)	348
Net profit		(2,734)	(62,604)	(102)	348
Net profit attributable to outside equity interests	21	(97)	(125)	-	-
Net profit attributable to members of the parent entity		(2,637)	(62,479)	(102)	348
Total changes in equity other than those resulting from transactions with owners as owners		(2,637)	(62,479)	(102)	348
Basic earnings per share (cents per share)	5	(0.31)	(7.2)		
Diluted earnings per share (cents per share)	5	(0.31)	(7.1)		

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004 $000	2003 $000	2004 $000	2003 $000
CURRENT ASSETS					
Cash assets	6	609	1,527	1	4
Receivables	7	3,816	3,370	2	62
Inventories	8	4,125	4,890	-	-
Other		69	161	-	-
TOTAL CURRENT ASSETS		8,619	9,948	3	66
NON-CURRENT ASSETS					
Receivables	7	81	-	12,275	9,563
Investments accounted for using the equity method	9	451	197	-	-
Other financial assets	10	-	-	60,660	60,660
Property, plant and equipment	12	1,974	1,908	-	-
Deferred tax assets	13	2,623	998	59	14
Intangible assets	14	298	178	80	85
TOTAL NON-CURRENT ASSETS		5,427	3,281	73,074	70,322
TOTAL ASSETS		14,046	13,229	73,077	70,388
CURRENT LIABILITIES					
Payables	15	2,804	2,426	-	-
Interest-bearing liabilities	16	3,994	3,756	-	-
Provisions	17	206	62	-	-
TOTAL CURRENT LIABILITIES		7,004	6,244	-	-
NON-CURRENT LIABILITIES					
Payables		147	-	-	-
TOTAL NON-CURRENT LIABILITIES		147	-	-	-
TOTAL LIABILITIES		7,151	6,244	-	-
NET ASSETS		6,895	6,985	73,077	70,388
EQUITY					
Contributed equity	18	72,955	70,164	72,955	70,164
Reserves	19	(445)	(298)	1	1
Retained profits	20	(66,771)	(64,037)	121	223
Parent entity interest		5,739	5,829	73,077	70,388
Outside equity interest	21	1,156	1,156	-	-
TOTAL EQUITY		6,895	6,985	73,077	70,388

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004 $000	2003 $000	2004 $000	2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		13,506	5,583	60	9
Payments to suppliers and employees		(16,220)	(12,431)	(150)	(493)
Sundry Income		(30)	270	-	-
Interest received		55	4	8	-
Borrowing costs		(295)	(505)	-	-
Income tax paid		(3)	-	-	-
Net cash provided by (used in) operating activities	24	(2,987)	(7,079)	(82)	(484)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for Goodwill		-	-	-	380
Purchase of property, plant and equipment		(706)	(1,218)	-	-
Purchase of investments		-	(230)	-	-
New business set-up cost		(81)	(1,690)	-	-
Loan to controlled entities		-	-	(2,712)	(4,670)
Net cash provided by (used in) investing activities		(787)	(3,138)	(2,712)	(4,290)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		2,291	5,626	2,791	4,899
Proceeds from borrowings		2,149	6,887	-	-
Repayment of borrowings		(1,654)	(1,599)	-	(143)
Net cash provided by (used in) financing activities		2,786	10,914	2,791	4,756
Net increase in cash held		(988)	697	(3)	(18)
Cash at 1 July 2003		1,526	829	4	22
Effect of exchange rates on cash holdings in foreign currencies		71	-	-	-
Cash at 30 June 2004	6	609	1,526	1	4

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

The financial report covers the economic entity of ***Quantum Energy Limited*** and controlled entities, and ***Quantum Energy Limited*** as an individual parent entity. ***Quantum Energy Limited*** is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. An IFRS committee has been established to oversee and manage the economic entity's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the economic entity's accounting policies which will arise from the adoption of IFRS are:

Impairment of Assets

The economic entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of pending AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under the existing policy.

Goodwill on Consolidation

Under the proposed changes to the IAS 22: Business Combinations, goodwill is to be capitalised to the statement of financial position and subjected to an annual impairment test. Amortisation of goodwill is to be prohibited. Current accounting policy of the entity is to amortise goodwill on a straight line basis over the period of 20 years.

Income Tax

Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit.

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTE 2: REVENUE	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Operating activities					
— sale of goods		13,924	7,819	-	-
— interest received		55	4	8	-
— government subsidies received		9	270	-	-
— other revenue		52	-	-	9
— Share of associated company's profit		254	(33)	-	-
Total Revenue		14,294	8,060	8	9
a. Interest revenue from:					
— other related parties		55	4	8	-
Total interest revenue		55	4	8	-

NOTE 3: PROFIT FROM ORDINARY ACTIVITIES	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Profit from ordinary activities before income tax has been determined after					
a. **Expenses**					
Cost of sales		9,908	4,861	-	-
Borrowing costs:					
— other persons		295	505	-	-
Total borrowing costs		295	505	-	-
Depreciation of non-current assets:					
— plant and equipment		640	267	-	-
Total depreciation		640	266	-	-
Amortisation of non-current assets:					
— Cost of establishing China operations		-	1,445	-	-
— goodwill		10	59,912	5	(380)
— patents and trademarks		5	56	-	-
Total amortisation		15	61,413	5	(380)
Bad and doubtful debts:					
— trade debtors		51	-	-	-
— other related parties		254	-	-	-
Total bad and doubtful debts		305	-	-	-
Rental expense on operating leases					
— minimum lease payments		147	294	-	-

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTE 4: INCOME TAX EXPENSE	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
a. The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2003: ***30%)***				
— economic entity	(1,217)	(19,080)	-	-
— parent entity	-	-	(43)	100
Add:				
Tax effect of:				
— non-deductible depreciation and amortisation	3	18,163	1	(114)
Under provision for income tax in prior year	-	-	-	-
	(1,214)	(917)	(42)	(14)
Less:				
Tax effect of:				
— Non-assessable income	-	(81)	-	-
— R&D claim concession	(75)	-	-	-
— share of net profits of associates and joint venture entities	(76)	-	-	-
Future income tax benefit previously not brought to account	(256)	-	-	-
Income tax expense attributable to profit from ordinary activities before income tax	(1,621)	(998)	(42)	(14)
Income tax attribute to parent entity	(1,621)	(998)	(42)	(14)
b. Income tax expense attributable to:				
Profit from ordinary activities before income tax	(1,621)	(998)	(42)	(14)

		Economic Entity	
NOTE 5: EARNINGS PER SHARE		2004 $000	2003 $000
a.	Reconciliation of earnings to net profit or loss		
	Net profit	(2,637)	(62,479)
	Net profit attributable to outside equity interest	(97)	(125)
	Earnings used in the calculation of basic EPS	(2,734)	(62,604)
	Dividends on converting preference shares		
	Earnings used in the calculation of dilutive EPS	(2,734)	(62,604)
b.	Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS (in 000)	877,335	872,059
	Weighted average number of options outstanding (in 000)	8,000	12,000
	Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS (in 000)	885,335	884,059
c.	Classification of securities		
	The following securities have been classified as potential ordinary shares and are included in determination of dilutive EPS:		
	— options outstanding (in 000)	8,000	12,000

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

NOTE 6: CASH ASSETS	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Cash at bank		607	1,525	1	4
		607	1,525	1	4
Reconciliation of Cash					
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:					
Cash on hand		2	2	-	-
Cash at bank		607	1,525	1	4
		609	1,527	1	4

NOTE 7: RECEIVABLES	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT					
Trade debtors		2,325	1,431	-	-
Provision for doubtful debts		(61)	(35)	-	-
		2,264	1,396	-	-
Other debtors		1,552	1,974	2	62
		3,816	3,370	2	62
NON-CURRENT					
Amounts receivable from:					
— wholly- owned entities		-	-	12,275	9,563
— Other related entities		81	-	-	-
		81	-	12,275	9,563

NOTE 8: INVENTORIES	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT					
At cost					
Raw materials and stores		2,496	3,473	-	-
Work in progress		343	515	-	-
Finished goods		1,286	902	-	-
		4,125	4,890	-	-

	Note	Economic Entity		Parent Entity	
NOTE 9: INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		2004 $000	2003 $000	2004 $000	2003 $000
Associated companies	9a	451	197	-	-

Interests are held in the following associated companies

Name	Principal Activities		Ownership Interest		Carrying Amount of Investment	
			2004 %	2003 %	2004 $000	2003 $000
Unlisted:						
Shandong Beier New Energy Co. Ltd	Distribution and marketing of hot water systems	Ord.	35	35	451	197

	Economic Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
a. Movements during the Year in Equity Accounted Investment in Associated Companies				
Balance at beginning of the financial year	197	230	-	-
Add:				
Share of associated company's profit from ordinary activities and extraordinary items after income tax	254	(33)	-	-
Balance at end of the financial year	451	197	-	-

NOTE 10: OTHER FINANCIAL ASSETS		Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT					
Shares in listed corporations, at market value		-	-	-	-
NON-CURRENT					
Unlisted investments, at cost					
— shares in controlled entities	11	-	-	60,660	60,660
		-	-	60,660	60,660

NOTE 11: CONTROLLED ENTITIES

Controlled Entities

	Country of Incorporation	Percentage Owned 2004	Percentage Owned 2003
Parent Entity:			
Quantum Energy Limited			
Subsidiaries of Quantum Energy Limited:			
Quantum Energy Technologies Pty Limited	Australia	100%	100%
Yunnan Hua Teng New Energy Company Ltd	China	51%	51%
Shandong Quantum New Energy Company Ltd	China	65%	65%

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTE 12: PROPERTY, PLANT AND EQUIPMENT	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
PLANT AND EQUIPMENT				
Plant and equipment				
At cost	3,097	2,420	-	-
Accumulated depreciation	(1,123)	(512)	-	-
	1,974	1,908	-	-

a. **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Leasehold Improve-ments $000	Plant and Equip-ment $000	Total $000
Economic Entity:			
Balance at the beginning of year	151	1,757	1,908
Additions	115	591	706
Depreciation expense	(11)	(629)	(640)
Carrying amount at the end of year	255	1,719	1,974

NOTE 13: DEFERRED TAX ASSETS	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Future income tax benefit				
The future income tax benefit is made up of the following estimated tax benefits:				
— tax losses	2,704	1,188	59	51
— timing differences	(81)	(190)	-	(37)
	2,623	998	59	14

NOTE 14: INTANGIBLE ASSETS	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Goodwill at cost	61,308	61,308	85	85
Accumulated amortisation	(61,140)	(61,130)	(5)	-
	168	178	80	85
Patents, trademarks and licences at cost	134	-	-	-
Accumulated amortisation	(4)	-	-	-
	130	-	-	-
	298	178	80	85

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

NOTE 15: PAYABLES	Notes	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT					
Unsecured liabilities					
Trade creditors		1,816	1,795	-	-
Sundry creditors and accrued expenses		988	562	-	-
Amounts payable to:					
— other related parties		-	69	-	-
		2,804	2,426	-	-
NON-CURRENT					
Amounts payable to:					
— other related parties		147	-	-	-
		147	-	-	-

NOTE 16: INTEREST BEARING LIABILITIES	Notes	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT					
Unsecured liabilities		3,994	3,756	-	-
		3,994	3,756	-	-

NOTE 17: PROVISIONS	Notes	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT					
Employee entitlements		206	62	-	-
		206	62	-	-
a. Aggregate employee benefits liability		206	62	-	-
b. Number of employees at year-end		238	230	-	-

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTE 18: CONTRIBUTED EQUITY	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
879,517,641 (2003: ***872,059,432***) fully paid ordinary shares		72,955	70,164	72,955	70,164
		72,955	70,164	72,955	70,164
a. **Ordinary shares**					
At the beginning of the reporting period		70,164	62,983	70,164	62,983
Shares issued during the year					
— *1,000,000 on 31 July 2003*		200		200	
— *454,184 on 24 October 2003*		204		204	
— *6,004,025 on 28 October 2003*		2,702		2,702	
Transaction costs relating to share issues		(315)		(315)	
At reporting date - $000		72,955	70,164	72,955	70,164

b. **Options**

i. As at 30 June 2004, 8,000,000 options were issued which are exercisable by Bell Potter Securities or its nominees at a price of $0.25 per share at any time prior to 30 June 2005. This was part of the agreement entered into with Bell Potter Securities and its representatives at the time of the capital raising.

ii. In July 2003, 4,000,000 share options were granted to two employees (2,000,000 each) to accept ordinary shares at an exercise price of $0.90. The options are exercisable on or before 15 July 2006. The options hold no voting or dividend rights and are not transferable. When an employee ceases employment the options are deemed to have lapsed. Since balance date, one employee has ceased his employment. At balance date, no share option has been exercised

iii. In December 2003, 5,932,549 options were granted to other holders of ordinary shares to accept ordinary shares at an exercise price of $0.45 each. The option is exercisable on or before 30 October 2005.

At 30 June 2004, there were 17,932,549 (30 June 2003: 12,000,000) unissued ordinary shares for which options were outstanding.

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTE 19: RESERVES	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Capital redemption reserve	19a	1	1	1	1
Foreign currency translation	19b	(446)	(299)	-	-
		(445)	(298)	1	1
a. **Capital Redemption Reserve**					
Movements During the Year					
Opening balance		1	1	1	1
Closing balance		1	1	1	1
b. **Foreign Currency Translation Reserve**					
Movements During the Year					
Opening balance		(299)	(33)	-	-
Adjustment arising from the translation of foreign controlled entities' financial statements		(147)	(266)	-	-
Closing balance		(446)	(299)	-	-

NOTE 20: RETAINED PROFITS	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Retained profits at the beginning of the financial year		(64,037)	(1,433)	223	(125)
Net profit attributable to the members of the parent entity		(2,637)	(62,479)	(102)	348
Net profit attributable to the members of outside equity interests		(97)	(125)	-	-
Retained profits at the end of the financial year		(66,771)	(64,037)	121	223

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTE 21: OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Outside equity interest comprises:				
Share Capital-Shandong Quantum New Energy Co. Ltd	446	446	-	-
Share Capital-Yunnan Hua Teng New Energy Co. Ltd	710	710	-	-
	1,156	1,156	-	-
Profit attributed to outside equity interests				
Shandong Quantum New Energy Co. Ltd	(15)	(86)	-	-
Yunnan Hua Teng New Energy Co. Ltd	(82)	(38)	-	-
	(97)	(125)	-	-

NOTE 22: CAPITAL AND LEASING COMMITMENTS	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
b. **Operating Lease Commitments**				
Non-cancelable operating leases contracted for but not capitalised in the financial statements				
Payable				
— not later than 1 year	30	31	-	-
— later than 1 year but not later than 5 years	43	73	-	-
— later than 5 years	-	-	-	-
	73	104	-	-

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTE 23: SEGMENT REPORTING

a. Primary reporting — Geographical segments

	Australia		China	
	2004	2003	2004	2003
	$000	$000	$000	$000
REVENUE				
External sales	8,762	6,494	5,162	1,325
Other segments	-	-	-	-
Total sales revenue	8,762	6,494	5,162	1,325
Total segment revenue	8,762	6,494	5,162	1,325
Unallocated revenue	-	-	-	-
Total revenue from ordinary activities	8,762	6,494	5,162	1,325
RESULT				
Segment result	(4,057)	(63,277)	(298)	(325)
Unallocated expenses net of unallocated revenue	-	-	-	-
Profit from ordinary activities before income tax expense	(4,057)	(63,277)	(298)	(325)
Income tax expense	(1,621)	(998)	-	-
Profit from ordinary activities after income tax expense	(2,,436)	(62,279)	(298)	(325)
Extraordinary items after income tax expense	-	-	-	-
Net profit	(2,436)	(62,279)	(298)	(325)
ASSETS				
Segment assets	8,201	7,229	5,845	6,000
Unallocated assets	-	-	-	-
Total assets	8,201	7,229	5,845	6,000
LIABILITIES				
Segment liabilities	3,391	2,773	3,760	3,471
Unallocated liabilities	-	-	-	-
Total liabilities	3,391	2,773	3,760	3,471

NOTE 23: SEGMENT REPORTING

a. Primary reporting — Geographical segments

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Geographical location:						
Australia	8,762	6,494	8,201	7,229	404	55
China	5,162	1,325	5,845	6,000	302	1,304
	13,924	7,819	14,046	13,229	706	1,359

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists.

Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and result include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the economic entity at an arm's length. These transfers are eliminated on consolidation.

Business and Geographical Segments

Business Segments

The entity operates in one business segment being the manufacturing and distribution of energy saving hot water systems.

Geographical Segments

The economic entity predominantly operates in two geographical segments, with manufacturing and distribution in Australia and China.

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

NOTE 24: CASH FLOW INFORMATION	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
a. Reconciliation of Cash Flow from Operations with Profit from Ordinary Activities after Income Tax				
Profit from ordinary activities after income tax	(2,734)	(62,604)	(102)	348
Non-cash flows in profit from ordinary activities				
Amortisation	14	62,526	5	(380)
Depreciation	640	266	-	-
Share of associated companies net profit after income tax and dividends	(254)	-	-	-
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries				
Increase/(decrease) in trade and term debtors	(212)	(2,235)	60	(42)
Increase/(decrease) in prepayments	92	(158)	-	4
Increase/(decrease) in inventories	646	(3,921)	-	--
(Increase)/decrease in trade creditors and accruals	302	(17)	-	(400)
Increase/(decrease) in deferred taxes payable	(1,625)	(998)	(45)	(14)
Increase/(decrease) in provisions	144	62	-	-
Cash flow from operations	(2,987)	(7,079)	(82)	(484)

b. Loan Facilities	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Loan facilities	2,746	3,099	-	-
Amount utilised	(2,746)	(3,099)	-	-
Unused loan facilities	-	-	-	-

The major facilities are summarised as follows:

Revolving Loan Facility

$2,098,800 loan facility. The facility expires in December 2004. The current rate is 7.69% (2003: 7.43%)

$174,900 loan facility. The facility expires in December 2004. The current rate is 6.9%

$472,230 loan facility. The facility expires in November 2004. The current rate is 5.49% (2003: 5.841%)

NOTE 25: COMPANY DETAILS

The registered office of the company is:

Quantum Energy Limited
1A, 207-209 Young Street, Waterloo NSW 2017

The principal places of business are:

Quantum Energy Technologies Pty Limited

— Manufacturing & Distribution Division
130 Garden Grove Parade, Adamstown NSW 2289

Yunnan Hua Teng New Energy Company Ltd

— Manufacturing & Distribution Division
86 Yuan Tong Beilu, Kunming City, Yunnan, China

Shandong Quantum New Energy Company Ltd

— Manufacturing & Distribution Division
100 De Zhou Road, Dongying, Shandong, China

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Quantum Energy Limited

ABN

19 003 677 245

Quarter ended ("current quarter")

June 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A 000	Year to date $A 000 (12 mths)
1.1	Receipts from customers		3,938	14,553
1.2	Payments for	(a) staff costs	(770)	(3,004)
		(b) advertising and marketing	(85)	(411)
		(c) research & dev (excluding staff costs)	(54)	(314)
		(d) leased assets	(62)	(212)
		(e) other working capital	(3,178)	(13,417)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		3	48
1.5	Interest and other costs of finance paid		(68)	(287)
1.6	Income taxes paid			(3)
1.7	Other (provide details if material)			
	Net operating cash flows		(276)	(3,047)

+ See chapter 19 for defined terms.

		Current quarter $A 000	Year to date $A 000 (12 months)
1.8	Net operating cash flows (carried forward)	(276)	(3,047)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property	(134)	(134)
	(d) physical non-current assets	(41)	(378)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(175)	(512)
1.14	**Total operating and investing cash flows**	(451)	(3,559)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(44)	2,310
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	400	2,576
1.18	Repayment of borrowings		(2,188)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	356	2,698
	Net increase (decrease) in cash held	(95)	(861)
1.21	Cash at beginning of quarter/year to date	695	1,527
1.22	Exchange rate adjustments		(66)
1.23	**Cash at end of quarter**	600	600

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A 000
1.24	Aggregate amount of payments to the parties included in item 1.2	38
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

The amount in item 1.24 includes:
- Salary payments to the Managing Director, Mr Phillip Sidney.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities	3,996	3,996
3.2	Credit standby arrangements	Nil	Nil

Notes per AASB 1026 (12.2): A facility for $2.3m expires on the 31 December 2004.
A second facility for $0.35m was renewed monthly. A third facility for $0.47m expired 31 May 2004 was extended for a year. A fourth facility for $0.9m is renewable monthly.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	600	695
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	600	695

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Note to report – Additional Information

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (SIGNED) Date: 30 July 2004

Print name: PHILLIP SIDNEY
(Managing Director)

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to

+ See chapter 19 for defined terms.

disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.





Quantum
Energy Ltd

ABN 19 003 677 245

10 June 2004

The Manager
Company Announcements
ASX Limited
20 Bridge St
Sydney, NSW 2000

Dear Sirs

Shareholder Update

Please find attached an update release to Shareholders, which provides an overview of the Company's recent operations and certain of its opportunities moving forwards. For the convenience of Shareholders the Shareholder Update incorporates and summarises certain information which has been set out in prior releases issued by the Company and principally deals with the following areas:

- Product overview
- New management
- China operations
- Australian operations
- Other overseas opportunities

The Shareholder Update is being despatched to all Shareholders of the Company, today, 10 June 2004.

Yours faithfully

Phillip Sidney
MANAGING DIRECTOR

Unit 1A, 207-209 Young Street, Waterloo, NSW 2017. PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

Quantum Shareholder Update

In order to ensure Shareholders of Quantum are aware of the current status of key aspects of the Company's business, the Company has prepared this Shareholder Update for despatch to all of the Company's shareholders, setting out an overview of the Company's recent operations and details of certain of its opportunities moving forward. For the convenience of Shareholders, the Shareholder Update incorporates and summarises certain information which has been set out in prior releases issued by the Company. Shareholders should review this Update in conjunction with all prior releases issued by the Company, including releases of its financial performance and quarterly cash position.

Overview

The company Quantum Energy Limited listed on 6 June 2003. Quantum has experienced significant progress since the date of listing. Some of the highlights include:

- Increase in revenue for the Quantum group from $3.3 million in the first half of the 2003 financial year to $7.3 million for the first six months of the 2004 financial year.

- Continued development of manufacturing facilities and growth of operations in China, increasing the product range available to customers and potential market penetration.

- The establishment of an improved manufacturing platform through the acquisition of additional production machinery and increasing operational efficiencies within Australia.

- The introduction of Government legislative changes which the Company expects will increase demand for Quantum products in Australia.

Unit 1A, 207-209 Young Street, Waterloo, NSW 2017, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

- Extension of the management team of Quantum to include further high quality personnel, with a considerable level of experience in their relevant areas of expertise.

- Continual product development, which has resulted in enhancements to existing products and development of new and other products, such as the industrial oil heater and 3 in 1 system using the heat pump technology.

- *The company is continuing to seek opportunities for its products in other markets,* inclusive of US, Japan and Korea.

Products

Quantum Energy Limited has four products described below and in some categories there are a number of model types, with these units often satisfying both retail and commercial customer options. Categories of product include:

- Hot water systems. These hot water systems are used for both the residential and commercial markets. Some of the recent commercial installations include at Fraser Island resort within Australia to numerous hotel installations including the newly completed White Swan five star hotel in Xiamen, China.

- Central heating systems. These units are sold principally within China and range from small residential to large air sourced and geothermal products for commercial use. The largest model has a 1200KW rating and is capable of heating up to 15,000 sq metres or approximately 150 apartments. Some customer demand for this product is starting to emerge within Australia.

- Swimming pool heaters are manufactured in Australia and China. The range has been extended within the last month to now include large commercial units of which 4 units have already been ordered for use in commercial greenhouses within Australia.




Quantum
Energy Ltd

ABN 19 003 677 245

- Special uses – These products include derivations of the existing technology to create products for energy savings needs. This includes the industrial oil heating units developed to heat oil pumping stations in China and the three in one unit, being the only product in the world that Quantum is aware of, with the capability of heating, cooling and providing hot water.

Quantum uses its research and development team currently numbering five full time personnel plus back up support to work on products to develop energy efficient solutions. The advantage of the Quantum product is that it offers energy efficient solutions by using a system that relies on ambient air/water to provide a heat source, with the product being able to obtain energy savings ranging between 60-80% in comparison to electrical based products. When compared to other energy alternatives, such as oil, gas, diesel and electricity the Quantum system is superior because of its lower operating costs. Many alternative products including conventional solar, are also disadvantaged because of the higher installation costs involved. We have conducted research across a number of international markets and are not aware of any system that is comparable to or able to achieve the same energy savings in a multitude of varied environments as the Quantum system. The Quantum system is protected by a number of national and international patents seeking to maximise protection for the company's intellectual property.

In addition to the energy savings generated by the Quantum products, it is expected that our products will be eligible and qualify for increasing rebates and incentives to be offered by many domestic and offshore Governments. This includes State Government subsidies within Australia and renewable energy certificates (REC's) provided by the Federal Government within Australia. The products have also been recognised under the Torch Programme administered by the Central Government of China and under this scheme encourages the use of Quantum's energy efficient systems.

Quantum considers it has an opportunity to become a competitive participant in a number of offshore markets, including the United States, where it believes its products can be price competitive and qualify for Government incentives and this is addressed further below.

Unit 1A, 207-209 Young Street, Waterloo, NSW 2017, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

Management

The company has currently employed or contracted some new personnel to assist in managing the growth of the business. Some of these key personnel include:

Geoff Hunter

Appointed as Australian Manager to be responsible for the sale of hot water systems for both residential and commercial units within Australia. He has worked at Rheem in various capacities including National Sales and Marketing Manager – Commercial Products, gaining much experience in both commercial and residential products, consumer preferences and distribution networks. He is a significant acquisition to the management of the company and has been employed to assist growth within Australia and take advantage of the changes currently occurring, such as the star rating requirements that is being adopted by the major Australian States. His appointment will provide an opportunity for other senior staff to pursue more vigorously overseas opportunities in order to set up distribution arrangements for the company's products in these markets.

Phil Giles

Vice General Manager of Shandong Beier joint venture company within China. Phil has worked in China for over 10 years as managing director of overseas multi-national joint ventures within China. He has considerable experience of Chinese business systems, culture and legal requirements. He has improved production processes at the factory site and overseen the quality control of the new 120 litre domestic units, which have recently been released.

Henry Kam

The company's newly appointed Financial Controller is a qualified CPA and has over 20 years experience working in Australia in this role with business organizations. He speaks Mandarin and is able to liaise with the financial controllers in the China joint ventures.

Unit 1A, 207-209 Young Street, Waterloo, NSW 2017, PH: (02) 9699 7444, Fax: (02) 9699 5386





Rodney Chen

The Chief Accountant appointed to the Shandong Beier joint venture company. He is an Australian who speaks Mandarin and is responsible for maintaining the financial accounts and management systems for this joint venture company. He has considerable experience within Australia, having worked with Goninans for a number of years.

Neil Tomlin

Neil is an experienced Commercial Lawyer and has been engaged on a consultancy basis to assist the company with legal and regulatory compliance matters and overall legal and commercial negotiation support. This ensures that the company is able to access the highest quality legal advice from a person familiar with the company's product range and business model.

The new management team's primary role is to provide support to the organization to increase its revenues and market penetration of products. The company has assembled a dynamic management team and will continue to add to the team to ensure the company achieves its aims.

China Operations

The China operations of the Shandong Beier and Yunnan Huateng joint ventures had not to date in aggregate achieved a profitable result but in May 2004 will achieve net profit before tax estimated to be in excess of $20,000 for the month of May 2004. This profitability is a reflection of the foundation work, which has been achieved over the last 12 months, with these benefits expected to be ongoing. Some of these key areas include:

a) Development of new products suitable for the requirements of the market. These products include the 120 litre domestic system, air sourced newstar system (suitable for both hot water and central heating), the superstar geothermal system and the 3 in 1 system for hot water, heating and cooling. Currently we are also installing and trialling the new oil heater system, referred to above.




Quantum
Energy Ltd

b) Developing a distribution network. The task of obtaining distributors, sub distributors and agents for each Chinese province has been a lengthy and costly process. Most provinces now have representation and this is now being reflected in sales revenue.

c) Liaison with Government Departments. Much effort has gone in to developing good relationships in China with the Ministry of Science and Technology and the Environmental Protection Agency. The primary task was to give them understanding of the energy savings and the high technology and environmental savings they could obtain by promoting our products. This eventually led to the acceptance of the Shandong Beier joint venture company's product into the Torch Programme in April of this year, validating the product with significant prestige as it has been effectively endorsed by the Central Government. The Torch Programme also assists with funding for the company: by virtue of receiving accreditation under the Torch Programme, the joint venture company may draw down funding under a debt facility from the Chinese Government, though at this stage no funding has been drawn and upon draw down commencing, the funding terms will be finalised.

d) Training and development of staff and distributors. Ongoing training of staff for both production, servicing and installation of products has been a key area to maintain the integrity of the products and the reputation of Quantum. Quantum's appointed distributors from many of the provinces of China have participated together in training seminars and workshops to learn and understand the products and technology as well as develop good sales techniques.

e) Reduction of Costs. Both joint ventures have increased their production capacity and have sourced raw material products from less expensive sources within China.

Australian Operations

We have detailed below some highlight points in relation to current activities in Australia:




Quantum
Energy Ltd

ABN 19 003 677 245

- Revenue has increased in the Quantum group from $3.3 million to $7.3 million for the first half of the 2004 financial year in comparison to the first half of the previous year, which represents a 221% increase.

- The energy rating system, introduced this year by the Victorian and New South Wales governments, will commence in Victoria and New South Wales from 1 July 2004. Quantum believes that under these new rating systems, the lowest cost energy option for new dwellings will be to install a solar or gas system. Where previously most of these products were electric systems, the introduction of the new rating systems should increase the demand for solar and therefore, Quantum systems.

- Quantum is currently trialling new marketing measures with various distributors to increase sales within the hot water retro market.

- Quantum is continuing to pursue commercial opportunities where its energy savings result in a more significant cost advantage and a less time-consuming payback period.

- Quantum is reducing its costs of production

Overseas Opportunities

The company is pursuing opportunities with overseas parties and is in preliminary discussions with parties in Korea and Japan in relation to distributing the product range.

It is also anticipated the company will soon establish operations in the US to take advantage of various opportunities. A manager will be appointed to establish the operation to ensure the most effective distribution partners are engaged.

Unit 1A, 207-209 Young Street, Waterloo, NSW 2017, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

Conclusion

As the company continues to pursue all these opportunities, its financial, management, operational and technical positions continue to strengthen.

The business activities and breadth of opportunity within various countries is continuing to increase. Quantum's quality of staff, strategic arrangements and alliances are continuing to improve and create the circumstances for what the Board believes is a very positive future for the company.

For further enquiries, please contact Phil Sidney, Managing Director on 02 9699 7444.

Unit 1A, 207-209 Young Street, Waterloo, NSW 2017, PH: (02) 9699 7444, Fax: (02) 9699 5386





Quantum
Energy Ltd

ABN 19 003 677 245

6 May 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: Quantum Energy Limited – Profitability and Product Update

Quantum Energy Limited continues to provide energy efficient solutions to the world. Detailed below is a short summary of the progress of some of its current opportunities.

- The company continues to increase monthly revenues and based on the level of demands for orders and current production in May it will achieve its targeted aim of profitability, a trend that should continue.

- The industrial heater for the oil pipelines in China is being installed on site by 10 May, with six weeks of trials to occur. Trials to date prior to actual installation have been successful. After the actual testing on site is completed successfully, it has been indicated the product will be installed at its joint venture partner Sinopec other sites, a contract that will potentially earn in excess of A$80 million in revenues involving installation at 80 sites. The company will also seek to sell the product to other Chinese oil companies and production fields in China.

- Both Chinese joint venture companies are manufacturing and selling 120 litre hot water units within China consistent with prior announcements

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

where it was indicated orders were received totalling 1,087. The orders are currently in excess of this number with the level of demand for the product being substantial. This product should underpin the sales performance of these companies' hot water products in the next 12 months, resulting in substantial profitability.

- The company continues to prepare for increased demand that will arise from changes in the Victorian building code legislation previously announced. The company has also received increased demand for its commercial units, including central heating unit sales within Australia.

The above illustrates how the company is successfully achieving its aims to offer energy efficient commercial solutions on a world scale.

Yours faithfully,
Phillip Sidney
MANAGING DIRECTOR

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Quantum Energy Limited

ABN	Quarter ended ("current quarter")
19 003 677 245	March 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A 000	Year to date $A 000 (9 mths)
1.1	Receipts from customers	3,576	10,615
1.2	Payments for (a) staff costs	(718)	(2,234)
	(b) advertising and marketing	(90)	(326)
	(c) research & dev (excluding staff costs)	(100)	(260)
	(d) leased assets	(48)	(150)
	(e) other working capital	(3,128)	(10,239)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	33	45
1.5	Interest and other costs of finance paid	(57)	(219)
1.6	Income taxes paid		(3)
1.7	Other (provide details if material)		
	Net operating cash flows	(532)	(2,771)

+ See chapter 19 for defined terms.

		Current quarter $A 000	Year to date $A 000 (9 months)
1.8	Net operating cash flows (carried forward)	(532)	(2,771)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(10)	(337)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(10)	(337)
1.14	**Total operating and investing cash flows**	(542)	(3,108)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		2,354
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	932	2,176
1.18	Repayment of borrowings	(627)	(2,188)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	305	2,342
	Net increase (decrease) in cash held	(237)	(766)
1.21	Cash at beginning of quarter/year to date	920	1,527
1.22	Exchange rate adjustments	12	(66)
1.23	**Cash at end of quarter**	695	695

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A 000
1.24	Aggregate amount of payments to the parties included in item 1.2	38
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

The amount in item 1.24 includes:
- Salary payments to the Managing Director, Mr Sidney.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities	3,298	3,298
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Notes per AASB 1026 (12.2): A facility for $2.1m expires on the 31 December 2004.
A second facility for $0.35m is currently being renewed. A third facility for $0.4m expires 31 May 2004. A fourth facility for $0.5m is renewable monthly. A fifth facility anticipated to be for approximately $7.0m is currently being negotiated by the Company's Shandong subsidiary with the Chinese Central Government and those negotiations are expected to be finalised shortly. The expected availability of this facility represents one of the benefits resulting from the Company's Shandong subsidiary having been granted admission to the Chinese Central Government's Torch Program which was referred to in greater detail in the Company's announcement dated 11 March 2004.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	695	920
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	695	920

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Note to report – Additional Information

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (SIGNED) Date: 30 April 2004

Print name: PHILLIP SIDNEY
(Managing Director)

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to

+ See chapter 19 for defined terms.

disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.




Quantum
Energy Ltd

ABN 19 003 677 245

20 April 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: Heat Pumps Get the GREEN Light in Victoria

On the 15th April, a Notice of Regulatory Impact Statement was released by M.P. Mary Delahunty, Minister for Planning in the State of Victoria, in conjunction with the Plumbing Industry Commission. The proposed regulations will amend the "Building Act of 1993" and require that all new class 1 (domestic dwelling) homes built in Victoria from 1st July 2004 to 1st July 2005 install a tank (or an approved water saving device) or an approved solar system or solar heat pump hot water system. In addition from 1st July 2005 all new homes must achieve a 5 star rating and have a tank (or approved water saving device) or an approved solar system or solar heat pump installed. Under the proposed 5 star energy rating regulation "Heat Pumps" qualify as an eligible, solar heating system.

According to the Victorian State Government about 35,000 new homes are built in the state annually. Of these, Government sources estimate 22,000 to 25,000 new homes will utilise either a solar hot water system and / or a water saving device. This potentially represents a massive increase in demand from the current 5,000 solar heating units sold per annum.

Quantum Energy, with its Heat Pump technology, is well positioned to take advantage of this increased demand. After Federal Government rebates the Quantum units will be more competitively priced than conventional roof mounted systems. The flexible Air Sourced Quantum Solar Heat Pump, which stands on the ground, requires no dangerous roof work, costly strengthening, crane or scaffold, can be installed by any Licensed Plumber quickly and at a fraction of the cost compared to the roof mounted system. We are confident Quantum will become the first choice of most Home Builders.

Quantum anticipates it will enjoy a substantial increase in the sales of their Solar Heat Pumps, and gain a larger market share in Victoria and subsequently in other states of Australia as they also regulate to similar 5, 6 or even 7 star programs.

Yours faithfully,
Phillip Sidney
MANAGING DIRECTOR

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

19 April 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: Change of Company Secretary

New Appointment
The Directors wish to announce the appointment of Mr John Andrew Walstab as the Company Secretary effective immediately.

Retirement
Mr John Young is retiring as Company Secretary.

Yours faithfully
Phillip Sidney
Managing Director

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386





Quantum
Energy Ltd

ABN 19 003 677 245

19 April 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: Phillip Sidney Appendix 3Y

We refer to the Appendix 3Y lodged earlier this month, noting Mr Sidney's acquisition of 70,000 shares in Quantum Energy Limited. A total of 75,000 shares were purchased.

Please find attached an Appendix 3Y for the additional 5,000 shares.

Yours faithfully,
Phillip Sidney
Managing Director

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP SIDNEY
Date of last notice	1 April 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 April 2004
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 P Sidney – 203,290
Class	Ordinary
Number acquired	1 April 2004 – 5,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1 April 2004 – 5,000 @ $0.37

+ See chapter 19 for defined terms.

No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Phillip Sidney – 208,290
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.




Quantum
Energy Ltd

ABN 19 003 677 245

7 April 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: Quantum Update

Shandong Quantum JV

Quantum's Shandong (China) JV has now officially been granted entry into the prestigious Torch Program. This was announced by the Ministry of Science and Technology in conjunction with the Environmental Protection Agency at the official launch of our new product range of the mini domestic heater.

At the launch, attended by more than 50 distribution companies, government dignitaries and local government bodies, the advantages of the unique new heater were outlined as well as the strategy of the company. The total orders received for the new mini domestic heater total 1087. The company will also receive confirmation soon on the level of finance being made available through the Torch program. This is expected to be 46 million RMB (about 7.5 million AUD).

The mini domestic heater will be manufactured in three sizes: 80litre, 120 litre and 160 litre. This new system can be installed in such a manner as to allow cool air which is a by-product to be utilised when necessary.

Oil Heating Projects

The Quantum Shandong JV has already commenced the building of the oil heaters which will be used in two pilot projects in the oil fields. These projects are to replace oil burning systems used to heat oil in pipelines to allow the oil to flow easily and efficiently to major depots. These projects have tremendous future prospects as the cost benefit, compared to utilising oil as an energy source, is immense. The amount of oil used in the current method of pipeline heating by Sinopec (JV partner) and Petro China totals between 3-4,000,000 tons per year. Quantum believes this new technology has worldwide application.

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

Yunnan Quantum JV

Quantum's joint venture in Yunnan (China) is also at the completion stage of the new Newstar air sourced systems. Thirty new systems are on order and will be delivered towards the end of April.

The Yunnan joint venture has recently received its ISO-9001 Quality Accreditation as well as the Chinese CCC product accreditation. A new mini domestic heater will also be launched in Yunnan during May/June.

Australia

In New South Wales and Victoria, new energy saving legislation takes effect for new dwellings on the 1st July. The effect of the new energy saving legislation is expected to greatly increase the demand for Solar Heating Systems.

Quantum has already signed an agreement with a long standing manufacturer of electric hot water systems to provide them with a re-badged heat pump. These systems will be sold through major plumbing merchants.

Yours faithfully,
Phillip Sidney
MANAGING DIRECTOR

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP SIDNEY
Date of last notice	10 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 to 31 March 2004
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 P Sidney – 133,290
Class	Ordinary
Number acquired	23 March 2004 – 5,000 24 March 2004 – 15,000 26 March 2004 – 20,000 29 March 2004 – 10,000 30 March 2004 – 10,000 31 March 2004 – 10,000
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	23 March 2004 – 5,000 @ $0.365 24 March 2004 – 15,000 @ $0.365 26 March 2004 – 10,000 @ $0.3625 26 March 2004 – 10,000 @ $0.3725 29 March 2004 – 10,000 @ $0.3725 30 March 2004 – 10,000 @ $0.370 31 March 2004 – 10,000 @ $0.365
No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Phillip Sidney – 203,290
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.




Quantum
Energy Ltd

ABN 19 003 677 245

11 March 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: QUANTUM ENERGY REWARDED FOR TECHNICAL INNOVATION

During the past year Quantum Energy has submitted its technology to the Chinese Central Government for verification of its energy saving, pollution reduction, high technology, product quality, and production techniques. Professors and other qualified persons from specialist universities and national laboratory centres took part in evaluating the technology.

The Government has notified Quantum that its approval will be forthcoming by the end of this month for Quantum's Shandong subsidiary's admission to the prestigious Torch Program. This program allows the products sold by Quantum to be labeled as certified and endorsed by the Government Torch Program. In a market where many products and brands are sold with inferior quality and unsubstantiated claims, the advantages given to a product endorsed by the Government will be enormous. This Government endorsement means Government enterprises will no longer need to trial Quantum's products. This should accelerate the adoption of our products across China.

Major benefits arising from Quantum's entry to this program include:

1. Low interest loans arranged by the Government in order to produce the relevant product. Quantum will initially be given access, to funding of up to 50 million RMB ($AUD 8.5 million) and would be able to apply for additional funding if needed for future expansion.

2. Long term loans from Provincial and Local Government in the area in which our factory is located.

3. An expected increase in sales volume, to Government enterprises and commercial and residential customers.

Our Chinese partner, Sinopec, a major oil company, has helped the business establish close links with Government enterprises and utilities.

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

Quantum's objective to establish its energy saving product range in major markets throughout the world will be enhanced through this initiative.

Yours faithfully,
Phillip Sidney
MANAGING DIRECTOR

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386





Quantum Energy Ltd

ABN 19 003 677 245

3 March 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

Quantum Energy Limited mandates Macquarie Bank Limited to assist with the structuring of a distribution and financing package in NSW.

Consistent with its announced strategy of seeking to establish and broaden distribution arrangements for its products, Quantum Energy Limited ("Quantum") has mandated Macquarie Capital, a division of Macquarie Bank Limited, to assist with the structuring of a distribution and financing package, within New South Wales, for various projects in strategic segments of Quantum's hot water heater and commercial heating markets. Quantum views its entry into this agreement as an important step in further developing its distribution strategy. Quantum is also seeking to finalise arrangements in relation to Queensland.

The intention of the mandate is to assist Quantum with the development of long term financing programs with select target clients for Quantum's solar heat pump technology. If successfully completed, apart from increased sales, the higher volumes resulting from these programs are expected to cut costs of production due to improved economies of scale.

Further to this end, Quantum is in discussions with US companies to establish distribution and partnering arrangements in the USA.

Quantum has successfully concluded product trials in the United States and is looking to appoint a distributor who is a supplier to the Rural Electric Co-operatives. These co-operatives account for 12% of the total United States hot water heater market, estimated to be over ten million units per annum. These non-profit co-operatives act as a group to efficiently procure electricity supply and products such as hot water systems for its members. The Quantum technology is being well received by the co-operatives and should result in significant sales due to the energy savings Quantum products can deliver for the end user in the extreme climates where these co-operatives are situated.

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

Quantum's unique patented solar heat pump technology delivers ongoing energy savings of up to 80% over traditional heating and hot water systems. Quantum's environmentally friendly hot water and commercial heating systems can efficiently deliver hot water from air temperatures as low as -12 C.

Yours faithfully,
Phillip Sidney
MANAGING DIRECTOR

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

27 February 2004

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: 4D STATEMENT

There was an error in the revenue percentage increase figure published in the 4D statement lodged earlier today. The revenue percentage increase should have read "119%"

An amended 4D is attached.

Yours faithfully,

John Young
COMPANY SECRETARY.

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

QUANTUM ENERGY LIMITED

AMENDED - APPENDIX 4D

Half Year Report

Period ending 31 December 2003

This information is provided under listing rule 4.2A.3. for the half year period ending 31 December 2003 and includes comparative information for the half year period ending 31 December 2002.

Results for Announcement to the Market

Revenue and Profit / (Loss)

Revenue from ordinary activities	Up 119%	to	$7,275,594
(Loss) / Profit from ordinary activities after tax attributable to members	Down 97% from ($60,195,344)	to	($2,034,743)
(Loss) / Profit attributable to members	Down 97% from ($60,195,344)	to	($2,034,743)

Dividends / distribution	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividend	N/A	N/A

Net Tangible Assets per security

	Current Period	Previous corresponding period
Net Tangible Assets per ordinary share	$0.008	$0.008

Note:

- **Items 4 to 9 – refer to the attached Financial Report**


Quantum
Energy Ltd

QUANTUM ENERGY LTD

and its controlled entities

HALF YEAR REPORT

PERIOD ENDING 31 DECEMBER 2003

This Half Year Report is provided to the Australian Stock Exchange (ASX)

under ASX Listing Rule 4.2A.

This information should be read in conjunction with the most recent

annual financial report

Quantum Energy Ltd
A.B.N. 19 003 677 245
1A, 207 – 209 Young Street
Waterloo NSW 2017

P.O. Box 553
Strawberry Hills NSW 2012

Phone: 02 96 997 444
Fax: 02 96 995 386

APPENDIX 4D

Half Year Report

Period ending 31 December 2003

This information is provided under listing rule 4.2A.3. for the half year period ending 31 December 2003 and includes comparative information for the half year period ending 31 December 2002.

Results for Announcement to the Market

Revenue and Profit / (Loss)

Revenue from ordinary activities	Up 219%	to	$7,275,594
(Loss) / Profit from ordinary activities after tax attributable to members	Down 97% from ($60,195,344)	to	($2,034,743)
(Loss) / Profit attributable to members	Down 97% from ($60,195,344)	to	($2,034,743)

Dividends / distribution	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividend	N/A	N/A

Net Tangible Assets per security

	Current Period	Previous corresponding period
Net Tangible Assets per ordinary share	$0.008	$0.008

Note:

- **Items 4 to 9 – refer to the attached Financial Report**

DIRECTORS' REPORT

Your directors present their report together with the consolidated financial report for the company and its controlled entities for the half year ended 31 December 2003.

Directors

The names of directors in office at any time during or since the end of the half year are:

Phillip Sidney, Managing Director

Drew Townsend, Chairman (appointed 3 July 2003)

John Walstab (appointed 7 November 2003)

Leo Respinger (resigned 7 November 2003)

Dong (Albert) Xie (resigned 3 July 2003)

Bruce Robert Grant (resigned 3 July 2003)

Review of Operations

The Company has made significant advances during the last six months, which include the following:

- Revenue has increased from $3.3m for the corresponding period last year to $7.3m in the first half of this year.
- Production capacity has increased considerably in both China and Australia.
- The network of distributors of Quantum's products has expanded throughout Australia and especially in China.
- The Company has commercialised a number of new products, including the world first three-in-one heating, cooling, hot water system and a new 80 litre compact hot water heating system.
- A prototype system for industrial oil heating is currently being designed and trialled with Shengli Oil. Shengli Oil, our partner in Shandong Quantum New Energy Company, is a subsidiary of Sinopec, which hopes to roll-out this product throughout its oil pipeline network in China. The product potentially has significant capital and operational cost advantages in comparison to existing methods of heating pipeline oil.
- The Company is negotiating with a number of large commercial suppliers to provide hot water systems by taking advantage of the considerable energy savings that occur through the life cycle of the systems, which provide the Quantum product with a considerable cost advantage over its competitors.
- The Company is continuing to pursue opportunities in the US, which would include the appointment of distributors.
- Advances in sales to Australian residential builders and the replacement hot water market were made in NSW, especially during the last three months of the half year.

Operating Results

The consolidated profit and extraordinary items of the economic entity after providing for income tax and eliminating outside equity interests amounted to a loss of $2,034,743 [2002: loss $60,195,344].

Contributing factors to this result were:

- Strong competition for sales, especially in the NSW and Queensland markets which led to an erosion of margins in some sectors.
- Research and new product development costs.
- Higher raw material component costs resulting from inventory write-downs, following the half-year stock take.
- Higher salary costs resulting from new appointments to the Australian management team.
- Increased advertising and overseas travel expenses, associated with the China operations.
- Increased provision for doubtful debts.
- Costs incurred in relocating the Brisbane and Melbourne Sales branches.

One of the pleasing aspects of the half-year result was the before tax profit of $187,354 from the Shandong Quantum / Beier (China) operation. This business only commenced operations in late 2002.

Future Outlook

Despite the disappointing first half result, Directors are confident that the result in the second half of the year will show a marked improvement. Apart from the sales initiatives mentioned under the Review of Operations, the business has:

- Identified a number of opportunities to reduce raw material component costs. There is the potential to significantly reduce product cost without reducing quality.
- Tightened stock control and costing procedures.
- Strengthened the management team in the Shandong Quantum business, so that opportunities are maximised and sales growth is properly managed.
- Will benefit from the push by Federal, State and Local Government for energy efficient solar hot water systems to replace electric systems.

Dividends Paid or Recommended

No dividends were declared or paid during the previous year and the directors recommended that no interim dividend be paid for the current year.

Group Structure

The economic entity comprises:

- Quantum Energy Limited, the ASX listed company, the parent entity, and
- 100 per cent of the shares in Quantum Energy Technologies Pty Limited, and
- 51 per cent of the shares in Yunnan Hua Teng New Energy Company Limited, the company formed in China with the other shareholder being Yunnan Metallurgical Group, and
- 65 per cent of, Shandong Quantum New Energy Co Ltd, the company formed in China, with Shengli Oilfield Co Ltd (a subsidiary of Sinopec) as the other shareholder, and
- 35 per cent of, Shandong Beier New Energy Co Ltd, the company formed in China, with Shengli Oilfield Co Ltd (a subsidiary of Sinopec) being a shareholder.

Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the first half of 2003-04:

- In July 2003 the company issued 1,000,000 ordinary shares upon conversion of a debt to equity.
- The company issued 6,458,209 fully paid ordinary shares in October 2003. These shares were issued pursuant to a capital raising Prospectus dated 12 September 2003 and a Shareholder Purchase Plan dated 19 September 2003.

After Balance Date Events

There are no significant events which have occurred after balance date to report.





Drew Townsend
Chairman

Phillip Sidney
Managing Director

27 February 2004

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE HALF YEAR ENDED 31 DECEMBER 2003

	Notes	Consolidated	
		31 Dec 2003	31 Dec 2002
		$	$
Revenues from ordinary activities			
Sales		7,275,594	3,314,925
Other Revenues		298,647	-
Cost of Sales / Expenses			
Raw materials and consumables used		(5,945,283)	(837,634)
Employee benefits expense		(1,739,292)	(917,122)
Depreciation and amortisation expense	2	(226,157)	(60,235,171)
Research & Development expense	2	(403,033)	(222,988)
Borrowing costs expense		(161,515)	(143,125)
Other expenses from ordinary activities	2	(2,184,872)	(1,154,229)
Profit from ordinary activities before income tax expense		(3,085,911)	(60,195,344)
Income tax expense relating to ordinary activities		987,214	-
Profit from ordinary activities after related income tax expense		(2,098,697)	(60,195,344)
Net profit		(2,098,697)	(60,195,344)
Net profit attributable to members of the - parent entity		(2,034,743)	(60,195,344)
- outside equity interests		(63,954)	-
Total changes in equity other than those resulting from transactions with owners as owners		(2,098,697)	(60,195,344)
Basic earnings per share (cents per share)		(0.002)	(7.21)
Diluted earnings per share (cents per share)		(0.002)	(7.21)

CONDENSED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2003

		Consolidated		
		31 Dec 2003 $	30 June 2003 $	31 Dec 2002 $
CURRENT ASSETS				
Cash assets		920,229	1,526,562	3,004,441
Receivables		3,541,635	3,370,350	3,380,829
Inventories		4,161,496	4,889,611	1,904,647
Other		36,130	160,985	7,377
TOTAL CURRENT ASSETS		8,659,490	9,947,508	8,297,294
NON-CURRENT ASSETS				
Receivables		-	-	163,179
Other financial assets		-	-	-
Property, plant and equipment		2,030,244	1,908,474	1,713,964
Deferred Tax Assets		1,989,013	998,470	-
Intangible assets		173,295	178,295	178,712
Other		428,288	196,622	2,211,697
TOTAL NON-CURRENT ASSETS		4,620,840	3,281,861	4,267,552
TOTAL ASSETS		13,280,330	13,229,369	12,564,846
CURRENT LIABILITIES				
Payables		2,388,312	2,426,330	6,900,223
Interest-bearing liabilities		3,196,255	3,756,141	-
Provisions		207,515	61,961	-
TOTAL CURRENT LIABILITIES		5,792,082	6,244,432	6,900,223
NON-CURRENT LIABILITIES				
Payables		-	-	605,110
Interest-bearing liabilities		-	-	1,750,000
TOTAL NON-CURRENT LIABILITIES		-	-	2,355,110
TOTAL LIABILITIES		5,792,082	6,244,432	9,255,333
NET ASSETS		7,488,248	6,984,937	3,309,513
EQUITY				
Contributed equity	3	73,018,613	70,164,242	64,037,821
Reserves		(550,713)	(298,350)	(54,806)
Retained profits		(66,136,068)	(64,037,371)	(61,628,739)
Parent entity interest		6,331,832	5,828,521	2,354,276
Outside equity interest		1,156,416	1,156,416	955,237
TOTAL EQUITY		7,488,248	6,984,937	3,309,513

CONDENSED STATEMENT OF CASH FLOWS HALF YEAR ENDED 31 DECEMBER 2003

	Consolidated	
	31 Dec 2003 $	31 Dec 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	7,039,445	2,055,946
Payments to suppliers and employees	(9,125,818)	(2,861,834)
Interest received	11,738	940
Income tax paid	(3,328)	-
Borrowing costs	(161,515)	(143,125)
Net cash provided by (used in) operating activities	(2,239,478)	(948,073)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(326,328)	(2,637,057)
Net cash provided by (used in) investing activities	(326,328)	(2,637,057)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	2,354,371	1,557,832
Proceeds from borrowings	1,243,751	4,202,094
Repayment of borrowings	(1,561,616)	-
Net cash provided by (used in) financing activities	2,036,506	5,759,926
Net increase in cash held	(529,300)	2,174,796
Cash at 1 July	1,526,562	829,645
Effect of exchange rates on cash holdings in foreign currencies	(77,033)	-
Cash at 31 December	920,229	3,004,441

The accompanying notes form part of these financial statements.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

NOTE 1: BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report is a general purpose financial report, which has been prepared in accordance with Accounting Standards AASB 1029 Interim Financial Reporting, the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This half-year financial report is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Quantum Energy Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The financial report is a consolidated report, which covers the economic entity of Quantum Energy Limited and controlled entities. Quantum Energy Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

The accounting policies, which have been followed in the preparation of this interim report, are consistent with the preparation of the 2003 Annual Financial Report, unless otherwise stated.

NOTE 2: INDIVIDUALLY SIGNIFICANT ITEMS	31 December 2003	31 December 2002
	$	$
Items, before tax, relevant in explaining the financial performance of the entity		
Advertising	(219,006)	(42,382)
Research & Development	(403,033)	(222,988)
Amortisation of Goodwill	(5,000)	(60,104,214)
Increase in Doubtful debt provision	(269,006)	-

NOTE 3: CONTRIBUTED EQUITY	31 December 2003	31 December 2003
Fully paid Ordinary Shares	No	$
Balance of shares issued at beginning – 1 July 2003	872,059,432	70,797,871
Cost of capital raising to 30 June 2003	-	(633,629)
Balance (net) at beginning – 1 July 2003	872,059,432	70,164,242
Issued shares – 31 July 2003	1,000,000	200,000
Issued – 24 October 2003	454,184	204,383
Issued – 28 October 2003	6,004,025	2,701,811
Less cost of capital raising in this half year	-	(251,823)
Balance at end of period – 31 December 2003	879,517,641	73,018,613

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

NOTE 4: SEGMENT REPORTING	31 December 2003	31 December 2002
	$	$
Geographical segments – Revenue from External Customers		
Australia	4,152,311	3,197,229
China	3,123,283	117,696
Total Revenue	7,275,594	3,314,925
Geographical segments – Profit / (Loss)		
Australia	(3,118,461)	(60,148,381)
China	32,550	(46,963)
Total Profit / (Loss) before tax	(3,085,911)	(60,195,344)
Geographical segments – Carrying Amount of Segment Assets		
Australia	7,901,995	6,733,653
China	5,378,335	5,831,193
Total Segment Assets	13,280,330	12,564,846

NOTE 5: ASSOCIATES	Ownership Interest		Share of Net Profit / (loss)	
	31 Dec 2003	31 Dec 2002	31 Dec 2003	31 Dec 2002
	%	%	$	$
Shandong Beier New Energy Co Limited	35	35	231,667	-

NOTE 6: CONTINGENT LIABILITIES

There have been no changes in contingent liabilities since the last reporting date.

DIRECTOR'S DECLARATION

The directors of Quantum Energy Limited declare that:

a) the financial statements and notes, as set out on pages 4 to 8 prepared for the economic entity are in accordance with the *Corporations Act 2001*, including,:

1. complying with *Accounting Standard AASB 1029 "Interim Financial Reporting"* and the *Corporations Regulations 2001*; and
2. giving a true and fair view of the financial position as at 31 December 2003 and of the performance for the half-year ended on that date of the consolidated entity.

b) In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.



Drew Townsend, Chairman

Dated this 27th day of February 2004



Phillip Sidney, Managing Director

CHARLTONS

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF QUANTUM ENERGY LIMITED AND CONTROLLED ENTITIES

Scope

We have reviewed the financial report of Quantum Energy Limited and controlled entities for the half-year ended 31 December 2003 as set out on pages 4 to 8. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit we have not became aware of any matter that makes us believe that the half-year financial report of Quantum Energy Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and
ii. complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory professional reporting requirements in Australia.

CHARLTONS ~~CJC PTY LIMITED~~ ~~CHRISTOPHER~~ J. CHARLTON

27 of February 2004

Level 1, 285 George Street
SYDNEY NSW 2000



Chartered Accountant

CHARLTONS CJC
PTY LIMITED

ACN 002 599 420
ABN 86 002 599 420

Level 1, 285 George Street
Sydney NSW 2001

Telephone (02) 9299 2959
Facsimile (02) 9299 6590

GPO Box 188
Sydney NSW 2001


Liability is limited by the Accountants Scheme

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Quantum Energy Limited

ABN

19 003 677 245

Quarter ended ("current quarter")

December 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A 000	Year to date $A 000 (6 mths)
1.1	Receipts from customers	3,373	6,767
1.2	Payments for (a) staff costs	(722)	(1,516)
	(b) advertising and marketing	(94)	(236)
	(c) research & dev (excluding staff costs)	(84)	(160)
	(d) leased assets	(54)	(102)
	(e) other working capital	(3,653)	(6,822)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	10	12
1.5	Interest and other costs of finance paid	(74)	(157)
1.6	Income taxes paid	(3)	(3)
1.7	Other (provide details if material)		
	Net operating cash flows	(1,301)	(2,217)

+ See chapter 19 for defined terms.

		Current quarter $A 000	Year to date $A 000 (6 months)
1.8	Net operating cash flows (carried forward)	(1,301)	(2,217)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(119)	(320)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(119)	(320)
1.14	**Total operating and investing cash flows**	(1,420)	(2,537)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,354	2,354
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	28	1,211
1.18	Repayment of borrowings	(1,093)	(1,535)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	1,289	2,030
	Net increase (decrease) in cash held	(131)	(507)
1.21	Cash at beginning of quarter/year to date	1,151	1,527
1.22	Exchange rate adjustments	(80)	(80)
1.23	**Cash at end of quarter**	940	940

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A 000
1.24	Aggregate amount of payments to the parties included in item 1.2	96
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

The amount in item 1.24 includes:

- Salary payments to the Managing Director, Mr Sidney.
- Payments made in the ordinary course of business, for professional services, to Hall Chadwick, a firm in which Mr Townsend is a partner.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities	5,687	3,050
3.2	Credit standby arrangements	Nil	Nil

Notes per AASB 1026 (12.2): A facility for $2,000,000 expires on the 28 February 2004. As at 30 January 2004, there was nothing owing on this facility.
A second facility for $2,110,000 is renewable in May 2004, on a twelve month basis.
A third facility for $1,577,000 is partly drawn, with each draw renewable after 12 months.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	940	1,151
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	940	1,151

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Note to report – Additional Information

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....(SIGNED).. Date: 30 January 2004..........
Company secretary)

Print name: ....JOHN YOUNG...............................

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to

+ See chapter 19 for defined terms.

disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.





Quantum

ABN 19 003 677 245

28 January 2004

Mr J Nelson
Senior Companies Advisor
ASX Ltd
Level 19
91 King William St
Adeliade, SA, 5000.

Dear Mr Nelson,

RE: PRICE QUERY

We refer to your correspondence, dated today, 28 January 2004, in which you asked the Company to respond to a number of questions, regarding recent share price and volumes.

The Company is not aware of any information concerning it that has not been announced, which, if known could be an explanation for recent trading in the securities of the Company.

The Company cannot offer any explanation for the price change and increase in volumes traded in recent days.

The Company confirms it is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely,

John Young
COMPANY SECRETARY


ASX
AUSTRALIAN STOCK EXCHANGE

28 January 2004

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 19
91 King William Street
Adelaide SA 5000

GPO Box 547
Adelaide SA 5001

Telephone 61 (08) 8216 5026
Facsimile 61 (08) 8216 5099
Internet http://www.asx.com.au

Mr John Young
Company Secretary
Quantum Energy Limited
PO Box 553
Strawberry Hills NSW 2012

By facsimile: (02) 9699 5386

Dear Mr Young

Quantum Energy Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a closing price of 42 cents on 23 January 2004 to a high of 51 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on **facsimile number (08) 8216 5099**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before **9.30 a.m. E.D.S.T. on Thursday, 29 January 2004**.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,



Justin Nelson
Senior companies advisor
Direct Line: (08) 8216 5026




Quantum
Energy Ltd

ABN 19 003 677 245

23 December 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: CHANGE OF DIRECTOR'S INTEREST

Please find attached a 3Y notification of changes in Mr John Walstab's interest.

To fully explain, Mr Walstab entered into a pre-listing "call" option agreement, which allowed an unrelated third party group to acquire 300,000 of his shares in the Company at $0.25c per share. The timing of the purchase is at the discretion of the purchaser up to 10 June 2004.

Mr Walstab was subsequently appointed a Director of Quantum Energy Ltd on 7 November 2003.

Mr Walstab has been "called" upon to sell 100,000 of his shares to the unrelated third party. This off-market transfer occurred on 19 December 2003 and Mr Walstab received $0.25c per share as consideration.

We trust this fully explains the reason for the sale of these shares by Mr Walstab.

Yours faithfully,

John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WALSTAB
Date of last notice	10 November 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 December 2003
No. of securities held prior to change	John Walstab - 6,099,918 Walstab Pty Ltd – 1,800
Class	Ordinary
Number acquired	
Number disposed	100,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	100,000 shares at $0.25.
No. of securities held after change	John Walstab - 5,999,918 Walstab Pty Ltd – 1,800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade under a "call" agreement, Mr Walstab entered into prior to listing and prior to being appointed a director

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.





Quantum Energy Ltd

ABN 19 003 677 245

11 December 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: CHANGE IN DIRECTOR'S INTEREST – Appendix 3Y attached

We refer to our announcement dated 29 October 2003, in which we explained Mr Drew Townsend's interest as bare trustee, in a number of "call" options, he held on behalf of other shareholders.

We advised in that letter that it was intended that Mr Townsend be replaced as trustee, so that he no longer has an interest, as trustee, in these share transfers.

We confirm that Mr Townsend no longer acts as trustee for the 6,375,000 "call" options.

A up-dated Appendix 3Y statement is attached.

Yours faithfully,

John Young
COMPANY SECRETARY

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DREW TOWNSEND
Date of last notice	29 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Townsend was acting as the trustee of options granted by certain existing shareholders to non-related third parties, over existing issued shares held by such shareholders at an exercise price of $0.25 per share which options were granted prior to the requotation of the Company's Shares by ASX. These are not Company issued options and do not increase the number of listed shares
Date of change	11 December 2003
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Townsend Super Fund – 112,000 Options over issued shares – 6,375,000 Phillip Sidney – 133,290
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	Nil
Number disposed	Nil – The change in interest arises because Mr Townsend has ceased to act as trustee in respect of options referred to above and accordingly ceases to hold the interest he held previously only by virtue of his role as trustee.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Townsend Super Fund – 112,000 Phillip Sidney – 133,290
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Mr Townsend has ceased to act as trustee in respect of the options referred to above.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

+ See chapter 19 for defined terms.

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.





Quantum Energy Ltd

ABN 19 003 677 245

1 December 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: OPTIONS AGREEMENT

Please find attached the Terms and Conditions relating to the 5,932,549 Options listed in our Appendix 3B lodged on 29 October 2003.

The Company will be entering into an agreement on these terms, with each of the Option holders. The options will be issued this month.

Yours faithfully,

John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

OPTION TERMS

1. DICTIONARY

Act means *Corporations Act 2001* (Cth).

Board means the board of directors of the Company.

Bonus Date means any date after the Issue Date and before exercise or expiry of the Outstanding Options, on which entitlements are ascertained for holders of Shares to participate in any bonus issue by the Company.

Business Day has the meaning given to that term in the Listing Rules.

Change of Control Event means a person, or a group of associated persons, becoming entitled to sufficient Shares to give that person or those persons the ability, in general meeting, to replace all or a majority of the Board.

Exchange means the Australian Stock Exchange Limited ACN 008 624 691.

Exercise Notice means a notice substantially in the form of Schedule 1.

Exercise Period means the period commencing 1 November 2004 and ending on the Expiry Date.

Exercise Price means $0.45.

Expiry Date means 30 October 2005.

Issue Date means the date upon which an Option is issued by the Company to the Optionholder as set out in the Option Certificate.

Listing Rules means the official listing rules of the Exchange.

Nominee means:

(a) the spouse or a parent, brother, sister or child of an Optionholder; or

(b) a body corporate in which an Optionholder has, or an Optionholder and any one or more of the persons referred to in paragraph (a) together have, a controlling interest (including an interest that gives control).

Option Certificate means the certificate issued by the Company to an Optionholder in the form of Schedule 2.

Options means the options over unissued Shares issued pursuant to this Option Deed and referred to in the Option Certificate.

Outstanding Options means, in relation to an Optionholder, Options which remain unexercised from time to time.

SCH Business Rules has the meaning given to that term in the Corporations Law.

Shares means fully paid ordinary shares in the capital of the Company, or the ordinary shares into which fully paid ordinary shares are consolidated or subdivided or otherwise reconstructed from time to time.

2. INTERPRETATION

In these terms and conditions, unless the context otherwise requires:

(a) headings and underlinings are for convenience only and do not affect the interpretation of these terms and conditions;

(b) the singular includes the plural and vice versa;

(c) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(d) a reference to any statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(e) a reference to a document includes an amendment or supplement to, or replacement or novation of, that document;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) an agreement, representation or warranty on the part of or in favour of two or more persons binds or is for the benefit of them jointly and severally;

(h) if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a currency is a reference to Australian currency unless otherwise indicated;

(j) a reference to time is a reference to the time in Sydney, Australia; and

(k) an expression defined in, or given a meaning for the purposes of the Corporations Act has the same meaning where used in these terms and conditions.

3. OPTION ENTITLEMENT

3.1 The Company hereby grants the Optionholder [ ] Options, subject to the terms of this deed and shall issue the Optionholder an Option Certificate in respect of such Options.

3.2 Subject to clauses 5, 7 and 8, each Option entitles the Optionholder to subscribe for one Share at the Exercise Price.

4. DURATION OF OPTIONS

4.1 The Options expire at 5.00pm on the Expiry Date.

4.2 Options not exercised on or before 5.00 pm on the Expiry Date automatically lapse.

5. EXERCISE OF OPTIONS

Subject to clause 5.2, an Optionholder whose exercise of Options would not be in breach of clause 11 may, at any time during an Exercise Period, exercise Outstanding Options, in whole or in part, by lodging with the Company at its registered office:

(a) the Option Certificate;

(b) a duly completed and signed Exercise Notice;

(c) the subscription monies for the relevant Shares being the number of Options specified in the Exercise Notice multiplied by the Exercise Price; and

(d) where the Optionholder proposes to have the relevant Shares issued to the Optionholder's Nominee, any other information or documentation required by the Company acting reasonably.

5.2 Notwithstanding any other provision of these terms and conditions, an Optionholder may exercise all Outstanding Options after a Change of Control Event has occurred.

6. ALLOTMENT AND ISSUE

Subject to clause 5, the Company must:

(a) allot and issue the number of Shares which corresponds with the number of Options being exercised under clause 5 to the Optionholder or the Optionholder's Nominee;

(b) issue a share certificate for those Shares or, if not contrary to the Listing Rules, elect not to issue a share certificate in accordance with the SCH Business Rules; and

(c) apply for official quotation of the Shares on the Exchange within 15 Business Days of the date the Options are exercised provided that if there is a reconstruction of the Company's shares in accordance with clause 7 between the time of allotment and issue of the shares referred to in this clause 6 then the Shares referred to in this clause 6 will be similarly reconstructed.

7. RECONSTRUCTIONS

If at any time or times prior to the exercise by the Optionholder of any Outstanding Options there is any reconstruction (including a consolidation, sub-division, reduction, return or pro-rata cancellation) of the issued capital of the Company, the Outstanding

Options will be reorganised in the manner required by the Listing Rules on a reconstruction of capital at the time of the reconstruction.

8. BONUS ISSUES

On each Bonus Date, each Outstanding Option confers on the Optionholder the right to receive on exercise of those Outstanding Options, not only an allotment of one Share for each of the Outstanding Options exercised but also an allotment of the additional Shares and/or other securities the Optionholder would have received had the Optionholder participated in that bonus issue as a holder of Shares of a number equal to the Shares that would have been allotted to the Optionholder had the Optionholder exercised those Outstanding Options immediately before that Bonus Date.

9. PARTICIPATION IN NEW ISSUES

Outstanding Options do not carry the right to participate in any new issues of securities by the Company.

10. PARI PASSU RANKING

10.1 Subject to the provisions of clause 10.2, any Shares allotted pursuant to any exercise of the Options rank pari passu in all respects with other Shares of the Company on issue at the date of such allotment.

10.2 Where any Shares are allotted pursuant to the exercise of Options during a period in respect of which a dividend is declared, the holder of those Shares is only entitled to receive the dividend where the Option pursuant to which such Shares were allotted was exercised on or before the relevant dividend entitlement date.

11. COMPLIANCE WITH LAW AND ORDERS

11.1 An Optionholder must not exercise any of its Options to have Shares issued to it and no purported exercise shall have any effect, if in doing so it would be in breach of, or would cause the Company or its related bodies corporate to be in breach of:

(a) any provision of the Foreign Acquisitions and Takeovers Act 1975;

(b) any undertaking given by the Company to the Foreign Investment Review Board at the request of the Foreign Investment Review Board from time to time;

(c) the Listing Rules or the SCH Business Rules; or

(d) any other applicable law.

11.2 For the purposes of clause 11.1, references to the Foreign Acquisitions and Takeovers Act mean the relevant Act as it may be amended or modified or replace by another act dealing with similar subject matter.

12. CALCULATIONS

12.1 Any calculations or adjustments which are required to be made for the purpose of any Options must be made by the auditors of the Company for the time being and will, in the absence of manifest error, be final and conclusive and binding on the Optionholder.

12.2 The Company must notify each Optionholder of any adjustments made to the Exercise Price or the number of Outstanding Options within 10 Business Days of the date of the adjustment.

13. REPLACEMENT OF CERTIFICATES

If any Option Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the registered office of the Company on payment by the claimant of the expenses incurred in connection with the replacement and on such terms as to evidence, indemnity and security as the Company may reasonably require. Mutilated or defaced Option Certificates must be surrendered before replacements will be issued.

14. ADMINISTRATION AND AMENDMENT

This Option Deed will be administered by the Board who have the power to:

(a) determine procedures from time to time for administration of this Option Deed consistent with the terms and conditions of the Option Deed;

(b) subject to the Listing Rules, amend or modify the terms and conditions of the Option Deed;

(c) subject to clause 12.1, resolve conclusively all questions of fact or interpretation arising in connection with this Option Deed; and

(d) delegate to any one or more persons, for any period and on any conditions determined by the Board, the exercise of any of the Board's powers or discretions arising under this Option Deed.

15. NOTICES

Any notice regarding the Options will be sent to the registered address of the Optionholder as recorded in the register of option holders maintained by the Company.

16. GOVERNING LAWS

The Options are governed by and shall be construed in accordance with the laws of New South Wales.

17. DUTIES AND TAXES

The Company is not responsible for any duties or taxes which may become payable in connection with the issue and allotment of Shares pursuant to an exercise of the Options or any other dealing with the Options or Shares.

18. NO ASSIGNMENT OF OPTIONS

The Options may not be assigned by the Optionholder. This does not prevent the exercise of the Options by the estate of a deceased Optionholder.

19. OPTIONS NOT QUOTED

The Optionholder acknowledges that the Options will not be quoted on the Exchange.

EXECUTED as a deed.

SIGNED SEALED AND DELIVERED by **QUANTUM ENERGY LIMITED** by:

Signature of Director	Signature of Director/Secretary
Name of Director (print)	Name of Director/Secretary (print)

SIGNED SEALED AND DELIVERED by by:

Signature of Director	Signature of Director/Secretary
Name of Director (print)	Name of Director/Secretary (print)

SCHEDULE 1

QUANTUM ENERGY LIMITED ACN 003 677 245

OPTIONS - EXERCISE NOTICE

[***Insert name***], being the registered holder of the Options specified below, elect to exercise the Options as specified below in accordance with clause 5 of the Terms and Conditions of the Options.

Number of Options being exercised: ....

Name and address of the Shareholder to be entered into the register of members in respect of Shares issued:

[***insert name and address***]

Name and address to which certificates evidencing the Shares should be sent:

[***insert name and address***]

Enclosed with this notice is the certificate for the Options referred to above together with the relevant subscription monies being $..

In exercising the Options in relation to the Shares, I agree to be bound by the provisions of the constitution of Quantum Energy Limited.

Date: ....

....

Signed by the Optionholder

SCHEDULE 2

FORM OF OPTION CERTIFICATE

QUANTUM ENERGY LIMITED ACN 003 677 245

This is to certify that:

(insert name) ____

of (insert address) ____

____

is the holder of [ ] Options over fully paid ordinary shares in Quantum Energy Limited.

This Option is subject to the terms and conditions of the Option Deed executed by the Company on 2003, as varied from time to time ("**Terms and Conditions**").

These Options may be exercised in accordance with clause 5 of the Terms and Conditions.

The exercise price of each option is $0.45, subject to adjustment in accordance with clause 8 of the Terms and Conditions.

THE COMMON SEAL of **QUANTUM ENERGY LIMITED** is fixed in the presence of:

______________________________	______________________________
Signature of Director	Signature of Director/Secretary
______________________________	______________________________
Name of Director (print)	Name of Director/Secretary (print)

Date of Options:______________________________





Quantum
Energy Ltd

ABN 19 003 677 245

28 November 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: RESULTS OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company was held late this afternoon to:

1. To receive and consider the annual financial report, directors' report and the auditor's report of the Company for the financial year ended 30 June 2003.
2. To re-elect Mr Drew Townsend as a Director.
3. To re-elect Mr John Walstab as a Director.

Pursuant to listing rule 3.13.2 the Company is pleased announce the results of voting on the above resolutions:

All resolutions were passed on a show of hands

Pursuant to section 252AA of the Corporations Act, the total numbers of proxy votes, exercisable by all proxies validly appointed to vote in respect of each resolution are as follows:

	For	Against	Abstain	Discretion	Total
Re-elect Mr Townsend	765,391,992	2,000	-	-	765,393,992
Re-elect Mr Walstab	765,391,992	2,000	-	-	765,393,992

Yours faithfully,

John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

27 November 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

QUANTUM ENERGY NEW PRODUCT UPDATE

Australian renewable energy company, Quantum Energy Ltd, which has operations in Australia and China, provides the following update on new product development:

Quantum is pleased to announce that it is on-track with the commercial release of its three-in-one heating system. In August, Quantum announced that it had designed a heating system, which would provide central heating, cooling and hot water in one application. At present in areas of extreme cold temperatures three separate products would be required. There are considerable cost savings, both capital and in running costs provided by the new product. Although primarily developed for the China market, it is expected to appeal to other world markets. At the time of the August announcement we advised that the commercial release of the product would occur before the end of this year. Quantum is pleased to confirm that production of this product will commence in the Quantum Shandong (China) operation in December.

Quantum is also pleased to announce the development and commercial release of a central heating and cooling system, which has broad market appeal. Production has commenced in Quantum's Shandong factory, with the first order of 62 units to be delivered early December.

The Directors of Quantum Ltd

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386




Quantum
Energy Ltd

ABN 19 003 677 245

25 November 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: RELEASING OF RESTRICTED SECURITIES

Please note a correction to our earlier announcement dated 24 November 2003. The number of ordinary shares being released from escrow restriction totals 7,732,000 not 6,292,000 as previously advised.

The Company has applied to ASX for quotation of those shares to be granted from 9 December.

A revised Appendix 3B is attached.

Yours faithfully,

John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QUANTUM ENERGY LIMITED

ABN

19 003 677 245

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	N/A
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	N/A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [ ] Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	7,732,000 fully paid ordinary shares
39	Class of +securities for which quotation is sought	Fully paid ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The share rank equally with all other fully paid ordinary shares
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
76,317,641	Ordinary shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...25 11 03................
(Director/Company secretary)

Print name: John Young

== == == == ==

+ See chapter 19 for defined terms.





Quantum Energy Ltd

ABN 19 003 677 245

24 November 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: RELEASING OF RESTRICTED SECURITIES

Please be advised that effective 27 November 2003 the escrow restriction applying to 6,292,000 existing ordinary shares issued in the Company will have expired and the Company has applied to ASX for quotation of those shares to be granted from that date.

Yours faithfully,

John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QUANTUM ENERGY LIMITED

ABN

19 003 677 245

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	N/A
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	N/A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ *See chapter 19 for defined terms.*

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	6,292,000 fully paid ordinary shares
39	Class of +securities for which quotation is sought	Fully paid ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The share rank equally with all other fully paid ordinary shares
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	74,877,641	Ordinary shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...25 11 03.................
(Director/Company secretary)

Print name: John Young

== == == == ==

+ See chapter 19 for defined terms.




Quantum
Energy Ltd

ABN 19 003 677 245

13 November 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000.

Dear Sirs,

RE: REVISED NOTICE OF ANNUAL GENERAL MEETING

A Notice of Annual General Meeting was forwarded to members on 23 October 2003. Subsequent to this there was a change of Directors on the 7 November 2003.

The Company is required, under its Constitution, to issue a revised Notice of Annual General Meeting. Mr Respinger, who was nominated for election as a director in the earlier Notice, resigned on 7 November and has withdrawn his nomination. Under the Company's Constitution, Mr John Walstab, who was appointed as a director to fill the casual vacancy, must retire and be re-elected as a director at the next Annual General Meeting.

The revised Notice and Proxy form will be mailed to members on 14 November 2003.

Yours faithfully,

John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

QUANTUM ENERGY LIMITED

ACN 003 677 245

The Company is required, under its Constitution, to issue a revised Notice of Annual General Meeting. Mr Respinger, who was nominated for election as a director in the earlier Notice, has resigned and withdrawn his nomination. Under the Company's Constitution, Mr John Walstab, who was appointed as a director to fill the casual vacancy, must retire and be elected as a director at the next AGM.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the members of Quantum Energy Limited (**Company**) will be held at Quantum Boardroom 1A, 207-209 Young St Waterloo NSW on 28 November 2003 at 3:00 p.m.

AGENDA

ORDINARY BUSINESS

1. **ACCOUNTS AND REPORTS**

   To receive and consider the annual financial report, directors' report and the auditor's report of the Company (and the economic entity) for the financial year ended 30 June 2003.

2. **ELECTION OF DIRECTORS**

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

(a) THAT Mr Drew Townsend, who was appointed a director of the Company during the year to fill a casual vacancy and retires in accordance with rule 3.3 of the Company's Constitution, be elected as a director of the Company.

(b) THAT Mr John Walstab, who was appointed a director of the Company during the year to fill a casual vacancy and retires in accordance with rule 3.3 of the Company's Constitution, be elected as a director of the Company.

By Order of the Board



John Raymond Young
Company Secretary
13 November 2003

Voting by Proxy

A member entitled to attend and vote is entitled to appoint not more than two proxies.

Where a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

A proxy need not be a shareholder.

Those wishing to do so should sign the proxy form which accompanies this notice and ensure that it is received or deposited by 3:00 p.m. Sydney time on 26 November 2003 at the Company's Share Registry:

Registries Limited
Level 2, 28 Margaret Street
Sydney, NSW, 2000
(Postal address: PO Box R67 Royal Exchange Sydney NSW 1223**)**
(Facsimile number: (02) 9279 0664**)**

Entitlement to Vote

The Company has determined that for the purposes of the meeting all ordinary shares in the Company shall be taken to be held by the persons who held them as registered shareholders at 3:00 pm Sydney time on 26 November 2003 (**Entitlement Time**).

All holders of ordinary shares in the Company as at the Entitlement Time are entitled to attend and vote at the meeting.

QUANTUM ENERGY LIMITED ACN 003 677 245

Share Registry: Registries Limited, Level 2, 28 Margaret Street, Sydney, NSW, 2000

PROXY/MEETING REGISTRATION FORM - ANNUAL GENERAL MEETING

If you are attending the Annual General Meeting (**AGM**), please bring this document with you. The details on it will assist attendance registration. If you cannot attend the AGM, please complete this proxy form and return it to the Company's Share Registry by post in the reply paid envelope provided or by facsimile on (02) 9279 0664 so that it is received not less than 48 hours before the time for holding the meeting.

I/We being a member/members of Quantum Energy Limited (Company) hereby appoint:

________________________________ of ________________________________

____

Name of Proxy (in block letters)

or in his/her absence, or failing any appointment by me/us, the Managing Director of the Company as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company convened to be held at Quantum Boardroom, 1A, 207-209 Young Street Waterloo NSW on 28 November 2003 at 3:00 p.m. and at any adjournment thereof.

If 2 proxies are being appointed, this proxy is authorised to exercise % [***insert percentage***] of my/our voting rights or [***insert number of votes***] of my/our votes. (The Company will supply another proxy form on request)

(If you wish to instruct your proxy how to vote, please mark the appropriate boxes below.)

RESOLUTIONS		**FOR**	**AGAINST**
(a)	To re-elect Drew Townsend as a director	☐	☐
(b)	To re-elect John Walstab as a director	☐	☐

Signature of Registered Shareholder(s). ....

(If Corporation, execute in accordance with note 3 on the reverse) ....

/ /03

PLEASE REFER TO THE NOTES ON THE REVERSE OF THIS FORM

NOTES:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies or attorneys. Where two proxies are appointed and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the member's votes. A proxy or attorney need not be a member of the Company.

2. On a show of hands a member present in person or by proxy or by attorney or, in the case of a corporation, by duly appointed representative shall have one vote and upon a poll one vote for every share held provided that if a member appoints two proxies or two attorneys neither proxy or attorney shall be entitled to vote on a show of hands.

3. The proxy form must be signed by the member or his or her attorney duly authorised in writing or, if the member is a corporation, either in accordance with the prescribed execution procedures applying to that corporation or under the hand of an officer or attorney duly authorised in writing.

4. In the case of joint holders, all holders must sign.

5. If any attorney or authorised officer signs this proxy form on behalf of a member, the relevant power of attorney or other authority under which it is signed or a certified copy of that power or authority must be deposited with this proxy form.

6. The proxy form must be received or deposited **by 3:00 p.m. on 26 November 2003 at the Company's share registry at:**

   Registries Limited
   Level 2, 28 Margaret Street, Sydney NSW 2000
   (Postal Address: PO Box R67 Royal Exchange Sydney NSW 1223)

ASX & MEDIA RELEASE **11 NOVEMBER 2003**

QUANTUM ENERGY NEGOTIATING NEW CHINA COMMERCIAL HEATING CONTRACT

Australian renewable energy company, Quantum Energy Limited, is negotiating a new contract for a pilot commercial heating system at a major China oil field.

The contract, which is subject to final negotiations, is with Sinopec, one of China's largest industrial conglomerates and a joint venture partner with Quantum Energy on other projects.

Quantum has successfully completed a feasibility study which shows its low running cost, heating system would be effective in heating oil to assist its transportation through pipelines.

The extreme cold of the northern hemisphere winter requires refined oil to be heated to at least 70 degrees Celsius in order that it can flow efficiently through pipelines to its destination.

The pilot plant project would involve the commissioning of two newly designed systems at two substations at Sinopec's Shengli oil field, in Shandong province, in north-eastern China.

Sinopec's current process is costly, creates pollutants and consumes 350,000 tonnes of crude oil per annum to heat product piped from the Shengli oilfields.

Quantum's feasibility study has shown that its renewable energy system would have a heating capacity of 1085 kilowatts, heat oil to 74 degrees Celsius and improve energy efficiency over Sinopec's existing process by a multiple of five.

According to the Managing Director of Quantum Energy, Mr Phillip Sidney, the future of the project is dependent on the outcome of final negotiations over the pilot plants.

"Should agreement be reached, the two pilot systems could be installed and operational by early 2004," Mr Sidney said.

"If Sinopec was to convert all its Shengli Oil field sites, the project is worth potentially $A75 million in additional revenue," Mr Sidney added.

A positive outcome from the new process could result in Sinopec adopting the system for other oilfields in China and provide assistance for Quantum to market the product internationally.

Quantum Energy Limited is an Australian company developing heating and cooling products based upon patented heat pump technology which absorbs renewable energy from sources such as sun, air and water.

The company currently has approximately 70 employees in Australia, a nation wide distribution network and a growing business in China with two joint ventures employing 150 people.

ISSUED FOR : **QUANTUM ENERGY LIMITED (ASX CODE: QTM)**

FOR FURTHER INFORMATION : **MR PHILLIP SIDNEY, MANAGING DIRECTOR, QUANTUM ENERGY LIMITED, TEL: 0413 430 651, www.quantumenergy.com.au**

ISSUED BY : WESTBROOK COMMUNICATIONS, CONTACT: DAVID REID, TEL (02) 9231 0922 OR 0417 217 157

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity – Quantum Energy Limited
ABN – 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Walstab
Date of appointment	7 November 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
6,099,918 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Walstab Pty Ltd	1,800 Ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity – Quantum Energy Ltd
ABN – 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Leo Respinger
Date of last notice	27 October 2003
Date that director ceased to be director	7 November 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
20,000 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Crisp Holdings Pty Ltd Chicago Holdings Limited Phillip Sidney	759,140,000 Ordinary shares 5,295,200 Ordinary shares 133,290 Ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.




Quantum
Energy Ltd

ABN 19 003 677 245

7 November 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney, NSW, 2000

Dear Sirs,

RE: Change of Directors

Mr Leo Respinger has resigned as a director of Quantum Energy Ltd and its subsidiaries.

The Directors are pleased to announce the appointment of Mr John Walstab as a non-executive director of Quantum Energy Ltd. Mr Walstab, a former managing director of a subsidiary of Phillips, is currently the principal shareholder of a successful medical supply company. Mr Walstab brings to the board experience in technology organisations and developing overseas markets.

Yours faithfully,

John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Quantum Energy Limited

ABN

19 003 677 245

Quarter ended ("current quarter")

September 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (.3......months) $A
1.1	Receipts from customers		3,394,286	3,394,286
1.2	Payments for	(a) staff costs	(794,268)	(794,268)
		(b) advertising and marketing	(141,474)	(141,474)
		(c) research & dev (excluding staff costs)	(76,742)	(76,742)
		(d) leased assets	(47,705)	(47,705)
		(e) other working capital	(3,362,470)	(3,362,470)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		1,278	1,278
1.5	Interest and other costs of finance paid		(82,153)	(82,153)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		193,251	193,251
	Net operating cash flows		(915,997)	(915,997)

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (3 months) $A
1.8	Net operating cash flows (carried forward)	(915,997)	(915,997)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(201,585)	(201,585)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(201,585)	(201,585)
1.14	**Total operating and investing cash flows**	(1,117,582)	(1,117,582)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	1,183,850	1,183,850
1.18	Repayment of borrowings	(441,899)	(441,899)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	741,951	741,951
	Net increase (decrease) in cash held	(375,631)	(375,631)
1.21	Cash at beginning of quarter/year to date	1,526,562	1,526,562
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	1,150,931	1,150,931

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	NIL
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	2,000,000	716,692
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank		$1,150,931
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)		$1,150,931

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Note to report – Additional Information

The Company issued an additional 6,458,209 shares raising $2,906,194 in additional funds in October (pursuant to the Prospectus dated 12 September 2003 and the Shareholder Purchase Plan dated 12 September 2003). The result of this raising will be reflected in the 4C Cash Flow Statement to be lodged for the December 2003 quarter in January 2004.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....(SIGNED)... Date: 30 October 2003...........
Company secretary)

Print name: ....JOHN YOUNG................................

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.





Quantum Energy Ltd

ABN 19 003 677 245

29 October 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney 2000

Dear Sirs,

RE: Change in Director's Interest – 3Y (attached)

Please find attached a 3Y notification of changes to Mr Drew Townsend's interest.

The change relates to a reduction in the number of "call" options Mr Townsend holds as trustee on behalf of others. To fully explain, these "call" options were provided in a pre-listing agreement and allow an unrelated third party group to acquire certain existing issued shares from nominated shareholders at $0.25c per share. The nominated shareholders comprise Chicago Ltd and a number of other unrelated shareholders. Prior to Mr Townsend's appointment as director, Mr Townsend was appointed as bare trustee to hold options in trust for the unrelated third party group and facilitate the transaction as one party exercises the call option and requires the transfer of shares from the granting shareholder.

Mr Townsend does not receive any consideration when these transactions occur. The only indirect beneficial interest he receives is when Chicago Ltd is "called" on to sell some of its shares at $0.25c. Details of all shares transferred by Chicago Ltd under these arrangements have previously been notified to the ASX.

These options are not Company issued options and these transfers do not alter the share capital of the Company. They are an off-market transfer of shares from one shareholder to another.

We trust this fully explains these transactions and we ask that you note the reduction in Mr Townsend interest contained in the attached 3Y. We note that it is intended that in relation to the call option agreement which remains operative that Mr Townsend be replaced as trustee in the near future, and will thereby cease to have any notifiable interest in respect of such options. This will be notified to ASX when his substitution as trustee is formalised.

Yours faithfully,

John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DREW TOWNSEND
Date of last notice	27 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Townsend is acting as the trustee of options granted by certain existing shareholders to non-related third parties, over existing issued shares held by such shareholders at an exercise price of $0.25 per share which options were granted prior to the requotation of the Company's Shares by ASX. These are not Company issued options and do not increase the number of listed shares
Date of change	A number of these options have been exercised at the direction of the non-related third party optionees since July 2003, but not previously notified (details below).
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Townsend Super Fund – 112,000 Options over issued shares – 7,390,000 Phillip Sidney – 133,290
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	Nil
Number disposed	1,015,000 options transferred in total on the following dates: 11 July 2003 – 150,000 16 July 2003 – 50,000 18 July 2003 – 125,000 22 July 2003 – 295,000 24 July 2003 – 25,000 25 July 2003 – 100,000 3 August 2003 – 60,000 11 August 2003 – 10,000 2 September 2003 – 120,000 11 September 2003 – 80,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Mr Townsend's role is limited to acting as bare trustee in respect of the option arrangements between the existing shareholders and the third party optionees. Mr Townsend did not receive any consideration in relation to the exercising of these options.
No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Townsend Super Fund – 112,000 Options over issued shares – 6,375,000 Phillip Sidney – 133,290
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of options between shareholders

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QUANTUM ENERGY LIMITED

ABN

19 003 677 245

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,458,209 (6,004,025 issued pursuant to the Prospectus dated 12 September 2003 and 454,184 issued pursuant to the Share Purchase Plan announced on 12 September 2003). 5,932,549 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary Shares issued on the same terms as the fully paid Ordinary Shares on issue. Options for Ordinary Shares exercisable at $0.45 cents up to 30 October 2005.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If* the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary Shares rank equally with all other fully paid Ordinary Shares on issue. The Ordinary Shares to be issued upon exercise of the Options will rank equally with all other fully paid Ordinary Shares on issue.
5	Issue price or consideration	For Ordinary Shares - $0.45 per Share For Options – Nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Increase in working capital in accordance with the Share Purchase Plan and Section 4 of the Prospectus.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 October 2003 – SPP issue – 454,184. 28 October 2003 – Pros issue – 6,004,025. To be issued Nov 2003 – Options – 5,932,549

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	68,585,641	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	810,932,000	Fully paid Ordinary Shares
		8,000,000	Options issued 6/6/2003 exercisable at 25 cents
		4,000,000	Options issued 15/7/2003 exercisable at 90 cents
		5,932,549	Options to be issued in Nov 2003 exercisable at 45 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividends will be paid in respect of the Options. Holders of fully paid Ordinary Shares participate equally in the payment of dividends.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .29 October 2003.............
(Director/Company secretary)

Print name: John Young

== == == == ==

+ See chapter 19 for defined terms.





Quantum
Energy Ltd

ABN 19 003 677 245

27 October 2003

The Manager
Company Announcements
ASX Ltd
20 Bridge St
Sydney 2000

Dear Sirs,

RE: Annual Report and Annual General Meeting

Pleased be advised that the Annual Report was released to the ASX and mailed to shareholders last week.

The Annual General Meeting will be held at 3.00 pm on 28 November 2003, in Quantum's Waterloo Board Room. The attached Notice of Meeting and Proxy forms were included with the Annual Report.

Yours faithfully
John Young
COMPANY SECRETARY

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

QUANTUM ENERGY LIMITED

ACN 003 677 245

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the members of Quantum Energy Limited (**Company**) will be held at Quantum Boardroom 1A, 207-209 Young St Waterloo NSW on 28 November 2003 at 3:00 p.m.

AGENDA

ORDINARY BUSINESS

1. **ACCOUNTS AND REPORTS**

   To receive and consider the annual financial report, directors' report and the auditor's report of the Company (and the economic entity) for the financial year ended 30 June 2003.

2. **ELECTION OF DIRECTORS**

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

(a) THAT Mr Drew Townsend, who was appointed a director of the Company during the year to fill a casual vacancy and retires in accordance with rule 3.3 of the Company's Constitution, be elected as a director of the Company.

(b) THAT Mr Leonard F Respinger, who retires in accordance with rule 3.6 of the Constitution be re-elected as a director of the Company.

By Order of the Board.

____

John Raymond Young
Company Secretary
20 October 2003

Voting by Proxy

A member entitled to attend and vote is entitled to appoint not more than two proxies.

Where a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

A proxy need not be a shareholder.

Those wishing to do so should sign the proxy form which accompanies this notice and ensure that it is received or deposited by 3:00 p.m. Sydney time on 26 November 2003 at the Company's Share Registry:

Registries Limited
Level 2, 28 Margaret Street
Sydney, NSW, 2000
(Postal address: PO Box R67 Royal Exchange Sydney NSW 1223**)**
(Facsimile number: (02) 9279 0664**)**

Entitlement to Vote

The Company has determined that for the purposes of the meeting all ordinary shares in the Company shall be taken to be held by the persons who held them as registered shareholders at 3:00 pm Sydney time on 26 November 2003 (**Entitlement Time**).

All holders of ordinary shares in the Company as at the Entitlement Time are entitled to attend and vote at the meeting.

QUANTUM ENERGY LIMITED ACN 003 677 245

Share Registry: Registries Limited, Level 2, 28 Margaret Street, Sydney, NSW, 2000

PROXY/MEETING REGISTRATION FORM - ANNUAL GENERAL MEETING

If you are attending the Annual General Meeting (**AGM**), please bring this document with you. The details on it will assist attendance registration. If you cannot attend the AGM, please complete this proxy form and return it to the Company's Share Registry by post in the reply paid envelope provided or by facsimile on (02) 9279 0664 so that it is received not less than 48 hours before the time for holding the meeting.

I/We being a member/members of Quantum Energy Limited (Company) hereby appoint:

____________________________ of __________________________________

Name of Proxy (in block letters)

or in his/her absence, or failing any appointment by me/us, the Managing Director of the Company as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company convened to be held at Quantum Boardroom, 1A, 207-209 Young Street Waterloo NSW on 28 November 2003 at 3:00 p.m. and at any adjournment thereof.

If 2 proxies are being appointed, this proxy is authorised to exercise % [***insert percentage***] of my/our voting rights or [***insert number of votes***] of my/our votes. (The Company will supply another proxy form on request)

(If you wish to instruct your proxy how to vote, please mark the appropriate boxes below.)

RESOLUTION S		**FOR**	**AGAINST**
(a)	To re-elect Drew Townsend as a director	☐	☐
(b)	To re-elect Leonard F Respinger as a director	☐	☐

Signature of Registered Shareholder(s). ....

(If Corporation, execute in accordance with note 3 on the reverse) ....

/ /03

PLEASE REFER TO THE NOTES ON THE REVERSE OF THIS FORM

NOTES:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies or attorneys. Where two proxies are appointed and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the member's votes. A proxy or attorney need not be a member of the Company.

2. On a show of hands a member present in person or by proxy or by attorney or, in the case of a corporation, by duly appointed representative shall have one vote and upon a poll one vote for every share held provided that if a member appoints two proxies or two attorneys neither proxy or attorney shall be entitled to vote on a show of hands.

3. The proxy form must be signed by the member or his or her attorney duly authorised in writing or, if the member is a corporation, either in accordance with the prescribed execution procedures applying to that corporation or under the hand of an officer or attorney duly authorised in writing.

4. In the case of joint holders, all holders must sign.

5. If any attorney or authorised officer signs this proxy form on behalf of a member, the relevant power of attorney or other authority under which it is signed or a certified copy of that power or authority must be deposited with this proxy form.

6. The proxy form must be received or deposited **by 3:00 p.m. on 26 November 2003 at the Company's share registry at:**

    Registries Limited
    Level 2, 28 Margaret Street, Sydney NSW 2000
    (Postal Address: PO Box R67 Royal Exchange Sydney NSW 1223)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	LEO RESPINGER
Date of last notice	12 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in shares acquired by Phillip Sidney
Date of change	3 October 2003; 6 October 2003; 10 October 2003
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Leo Respinger – 20,000
Class	Ordinary
Number acquired	3 October 2003 – 109,500 6 October 2003 – 5,000 10 October 2003 – 18,790
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	3 Oct 2003 – 62,500@$0.4422 = $27,637.50 3 Oct 2003 – 47,000@$0.4486 = $21,084.20 6 Oct 2003 – 5,000@$0.4500 = $2,250.00 10 Oct 2003 – 7,290@$0.4212 = $3,070.55 10 Oct 2003 – 11,500@$0.430 = $4,945.00

+ See chapter 19 for defined terms.

No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Leo Respinger – 20,000 Phillip Sidney – 133,290
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DREW TOWNSEND
Date of last notice	12 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in shares acquired by Phillip Sidney
Date of change	3 October 2003; 6 October 2003; 10 October 2003
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Townsend Super Fund – 112,000 Options over issued shares – 7,390,000
Class	Ordinary
Number acquired	3 October 2003 – 109,500 6 October 2003 – 5,000 10 October 2003 – 18,790
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	3 Oct 2003 – 62,500@$0.4422 = $27,637.50 3 Oct 2003 – 47,000@$0.4486 = $21,084.20 6 Oct 2003 – 5,000@$0.4500 = $2,250.00 10 Oct 2003 – 7,290@$0.4212 = $3,070.55 10 Oct 2003 – 11,500@$0.430 = $4,945.00

+ See chapter 19 for defined terms.

No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Townsend Super Fund – 112,000 Options over issued shares – 7,390,000 Phillip Sidney – 133,290
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QUANTUM ENERGY LIMITED
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PHILLIP SIDNEY
Date of last notice	12 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 October 2003; 6 October 2003; 10 October 2003
No. of securities held prior to change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200
Class	Ordinary
Number acquired	3 October 2003 – 109,500 6 October 2003 – 5,000 10 October 2003 – 18,790
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	3 Oct 2003 – 62,500@$0.4422 = $27,637.50 3 Oct 2003 – 47,000@$0.4486 = $21,084.20 6 Oct 2003 – 5,000@$0.4500 = $2,250.00 10 Oct 2003 – 7,290@$0.4212 = $3,070.55 10 Oct 2003 – 11,500@$0.430 = $$4,945.00

+ See chapter 19 for defined terms.

No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200 Phillip Sidney – 133,290
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Quantum
Energy Ltd

QUANTUM ENERGY LTD

ANNUAL REPORT
30 JUNE 2003

Quantum Energy Ltd
A.B.N 19 003 677 245
1A, 207 – 209 Young Street
Waterloo NSW 2017

P.O. Box 553
Strawberry Hills NSW 2012

Phone: 02 96 997 444
Fax: 02 96 995 386

ANNUAL GENERAL MEETING

The Annual General Meeting of the shareholders of the company will be held in the Quantum Ltd boardroom, 1A, 207 – 209 Young Street Waterloo, NSW, on Friday 28 November at 3.00 p.m.

A Notice of Meeting and Proxy Form are enclosed with this Annual Report.

CONTENTS

REGISTRY

Quantum Ltd

A.B.N. 19 003 677 245

Corporate Office – 1A 207-209 Young Street, WATERLOO NSW 2017. Telephone (02) 9699 7444.

Mailing address – P.O. Box 553 STRAWBERRY HILLS, NSW 2012

Registered Office – 1A 207-209 Young Street, WATERLOO NSW 2017. Telephone (02) 9699 7444.

Directors

Leo Respinger, Chairman.

Phillip Sidney, Managing Director.

Drew Townsend, non-executive Director.

Company Secretary

John Young

ASX code

QTM

Share Registry

Registries Limited

Level 2, 28 Margaret Street

SYDNEY NSW 2000

Telephone (02) 9290 9600

Financiers

N.M. Rothschild & Sons (Australia) Limited

Level 14, 1 O'Connell Street

SYDNEY NSW 2000

Telephone (02) 9323 2000

Auditors

Charltons CJC Pty Limited

Level 1, 285 George Street

SYDNEY NSW 2000

Telephone (02) 9299 2959

Price Waterhouse Coopers

18/F Yi An Plaza

33 Jian She Liu Ma Lu

Guangzhou 510060, PRC

Telephone 0011 86 20 8363 3168

CHAIRMAN'S REVIEW

I am delighted to present this report to Shareholders for the year ending 30 June 2003. I take the opportunity to welcome many of you as first time investors in Quantum following the recent listing of the "new" Quantum on the Australian Stock Exchange.

The year has seen some remarkable achievements by the Company in terms of market growth and new technological breakthroughs to improve and expand the product range.

Quantum is a leading renewable energy company with some of the most advanced energy saving technologies in the world for the production of hot water, central heating, swimming pool heating and now cooling.

Quantum's products provide energy consumption savings and reduced greenhouse gas emissions for residential, commercial and industrial customers.

The year was full of exciting challenges, which provided many highlights, including:

- The opening of two manufacturing facilities in China.
- The establishment of marketing and distribution networks in China.
- Early investigations of opportunities in the U.S. and Canada.
- Quantum's capital raising and public listing on the Australian Stock Exchange in June 2003.
- Increased research and development, resulting in new and improved Quantum products in both Australia and China.
- Re-generation of the Australian manufacturing operation, leading to increased sales and production across the eastern seaboard.

I take this opportunity to thank our committed employees for their efforts in achieving these goals in a relatively short time frame.

Australian Operations

The Australian operation increased revenue by 360% in 2002/03. This increased activity coupled with the China expansion placed added cost and considerable pressure on local resources.

Objectives for the Australian business in the coming year include:

- Growing sales during the first half of the new year, by capitalising on increased advertising and the benefits of new showrooms in Sydney, Melbourne and Brisbane.
- Expanding the lines of distribution to give Quantum more direct access to the emergency hot water market.
- Lifting production output and reducing per unit costs by up-grading the Newcastle facility and negotiating better terms with suppliers.
- Improving the efficiency of administrative systems and reducing reporting timetables.
- Increasing new product development.

China Operations

The China businesses commenced operations in the 2002/03 year. Shandong Quantum New Energy Co Ltd and Shandong Beier New Energy Co Ltd were established with Shengli Oilfield Co Ltd as our partner. Yunnan Hua Teng New Energy Co Ltd was established with Yunnan Metallurgical Group as our partner.

The businesses won several large contracts in the latter part of the year and are currently running trials for new projects, which are expected to result in additional contracts in coming months.

Objectives for the Shandong and Yunnan businesses in the coming year include:

- Expanding the network of distributors throughout China.
- The commercialisation of new products, including the world first, three-in-one, heating / cooling / hot water system and the 80 litre compact water heating system.
- Increasing Quantum's share of large commercial contracts.
- Upgrading production facilities for the possible supply to the U.S. and Canada markets.

Other Opportunities

Directors undertook the September 2003 capital raising to provide Quantum with a stronger capital foundation, so we can take advantage of the many growth opportunities available to the Company.

In addition to growing existing businesses, we have recognised other opportunities to enhance shareholder value. These include:

- Entering the U.S and Canada markets with both hot water and pool heating products sourced from existing factories in China and / or Australia.
- Pursuing acquisition opportunities which complement the existing business with products and / or distribution networks.
- Increasing new product development, for the domestic, commercial and industrial markets.
- The recent negotiation of a supply agreement with the Saxon Group, for the distribution of the Quantum product under the Saxon brand.

Future Challenges

I am personally excited about the future for Quantum and the opportunities we have targeted. The Company is about to enter its next phase of growth, which will present the Quantum team with, no doubt some frustrations, but I'm certain great satisfaction as we face the many challenges the business will present, over the next twelve months.

Directors are confident that based on existing markets and products, coupled with the new business opportunities the 2003-2004 financial year will be successful and rewarding for the Company.

Thank you for your past support and we look forward to your on-going encouragement and support as we work towards creating a prosperous future for Quantum.



Leo Respinger, Chairman

CORPORATE GOVERNANCE STATEMENT

Corporate Governance

The Board of Directors has adopted a Statement of Principles, which identifies how the board will oversee the company and its operations. The key role of the Board is to direct management with a view to optimising Quantum's performance and to increase shareholder wealth by:

- providing strategic direction and adopting a corporate strategy;
- identifying the principal risks of QEL's businesses;
- monitoring the conduct and performance of QEL and of senior management;
- appointing and appraising the Managing Director and ensuring that there are adequate plans and procedures for succession planning; and
- ensuring that appropriate procedures are in place so that the business of QEL is conducted in an honest, open and ethical manner.

The Board is composed of two non-executive Directors and the Managing Director. Shareholder approval is required on the composition of the Board.

Non-executive members have the right to seek independent professional advice in the furtherance of their duties as Directors at the Company's expense with the approval of the Chairman. All other Directors would receive a copy of any such advice received.

The management of Quantum is to be conducted under the supervision of the Managing Director as designated by the Board and by officers and employees to whom the management function is properly delegated by the Managing Director.

Procedures are in place for Director's dealings in relation to financial or other company matters, including company contracts, company announcements, legal issues, communication with staff and dealings in shares.

The Board members have in place internal procedures to ensure asset movements and expenditures are approved by at least two directors and that the Chairman is aware at all times of any major activity.

Nomination for external auditor is by invitation and the Board considers directly the existing audit scope and quality.

Audit / Governance Committee

At the date of this report Quantum Energy Limited had an audit committee consisting of the Chairman and other Directors.

The role of the Committee is to assist the Board in fulfilling its responsibilities in relation to the Company's corporate governance framework, the identification of areas of significant business risks and the monitoring of:

- adherence to the Company's Statement of Corporate Governance Principles;
- effective management of business risks;
- compliance with laws and regulations;
- business dealings, in particular related party transactions;
- oversee the existence and maintenance of internal controls and accounting software;
- oversee the financial reporting process;
- nominate external auditors; and
- review the external audit arrangements.

Remuneration Committee

At the date of this report Quantum Energy Limited had a remuneration committee consisting of the Chairman and other Directors.

The committee's responsibilities are to:

- review and advise the Board annually on the components of remuneration for the Managing Director and executives reporting directly to the Managing Director;
- review management's recommendations and advise the Board on employee participation schemes, including executive share and share option plans and employee share plans.

DIRECTORS' REPORT

Your directors present their report on the company and its controlled entities for the financial year ended 30 June 2003.

Directors

The names of directors in office at any time during or since the end of the year are:

Phillip Sidney

Leonard Respinger

Drew Townsend (appointed 3 July 2003)

Dong (Albert) Xie (resigned 3 July 2003)

Bruce Robert Grant (resigned 3 July 2003)

Principal Activities

The principal activity of the economic entity during the year comprised the manufacture and distribution of solar hot water systems, building heaters and swimming pool heaters for the residential and commercial markets. No significant changes in the nature of the principal activities occurred during the financial year.

Operating Results

The consolidated profit and extraordinary items of the economic entity after providing for income tax and eliminating outside equity interests amounted to a loss of $62,479,442 [2002: loss $1,466,971]. This result includes the expensing of goodwill ($59,911,990), research and development ($1,112,657) and China establishment costs ($1,445,415).

Dividends Paid or Recommended

No dividends were declared or paid during the previous year and the directors recommended that no dividend be paid for the current year.

Review of Operations

The 2002-03 year, was an exciting phase for the Company. Major initiatives included:

- The completion of two manufacturing and distribution partnerships with companies in China (see below) to manufacture and distribute Quantum products in China.
- Increased production and sales of Quantum products to the Australian market, from the Newcastle factory.
- Completed arrangements for new showrooms in Brisbane and Melbourne.
- New product development for both local and overseas markets.
- The raising of additional share capital and re-listing on the ASX on 6 June 2003.

Group Structure

The Company owns:

- All the issued shares in Quantum Energy Technologies Pty Limited, and
- 51 per cent of the shares in Yunnan Hua Teng New Energy Company Limited, the company formed in China with one of the participants being Yunnan Metallurgical Group, and
- 65 per cent of the company, Shandong Quantum New Energy Co Ltd, the company formed in China, with Shengli Oilfield Co Ltd (a subsidiary of Sinopec) being a shareholder, and
- 35 per cent of a second company, Shandong Beier New Energy Co Ltd, the company formed in China, with Shengli Oilfield Co Ltd (a subsidiary of Sinopec) being a shareholder.

ASX Listing

The Company shares were re-listed on the Australian Stock Exchange on 6 June 2003.

Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

- The company issued 3,283,000 ordinary fully paid shares in the first half of 2002-03. This brought the total shareholding to 210,274,833 $1.00 shares. On 8 February 2003 these shares were split on a 4 for 1 basis into 841,099,332 $0.25 shares. Subsequent to this split an additional 30,960,100 fully paid ordinary shares were issued via placement and public offer. In total $5,520,000 additional working capital was obtained from the various raisings, and $2,282,000 of debt was converted to equity. Escrow shares represent 811,732,000 of the total shares on issue of 872,059,432.

After Balance Date Events

The following significant events have occurred after balance date, being:

- From 1 July 2003 to 30 August 2003, further placements of shares have occurred, with an additional 1,000,000 ordinary shares being issued upon conversion of a loan to equity.
- To raise additional capital Directors issued a Prospectus on 12 September 2003 and a Shareholder Purchase Plan on 19 September 2003.

Future Developments

The Directors look forward to an exciting next phase of development, which will include:

- Increasing sales and improved profitability from the Australian operation.
- Identification of acquisition opportunities in Australia.
- An expansion of the China business, with the setting up of a much larger and diverse distributor network.
- Establishment of distribution to other overseas markets.
- Increased R&D and new product development.

Environmental Issues

The economic entity's operations complement the environmental regulations of the Commonwealth and States.

Information on Directors

Leonard Fredrick Respinger	—	Chairman (Non-executive) (Age 53)
Qualifications and Experience	—	Mr Respinger was appointed a Director on 18 February 2002 and brings to the Company extensive experience in global asset management and corporate finance. He has previously held positions with securities and banking entities including Lloyds Bank London. Mr Respinger is a Director of a number of public and private companies, whose activities encompass investment banking, research and development and commercialisation of technology.
Interest in Shares and Options	—	Fully Paid Ordinary Shares 764,455,200
Phillip G Sidney	—	Managing Director and Chief Executive Officer (Age 51)
Qualifications and Experience	—	Mr Sidney was appointed a Director on 18 February 2002 and brings to the Company his wide range of experience in manufacturing and marketing both in Australia and overseas.

Interest in Shares and Options	—	Fully Paid Ordinary Shares	764,435,200

Drew Anthony Townsend	—	Non-executive Director (Age 38)
Qualifications and Experience	—	Mr Townsend was appointed a Director on 3 July 2003 and is a Qualified Chartered Accountant with 15 years experience in Australian and international accounting and finance. Mr Townsend brings a wide range and depth of business development, accounting and corporate skills, from his years of involvement with his diversified client base.
Interest in Shares and Options	—	Fully Paid Ordinary Shares 764,547,200
Meetings of Directors	—	During the financial year, five meetings of directors (including committees of directors) were held. The number of meetings attended by each director during the year is stated in this report.

Directors' and Executive Officers' Emoluments

The company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

The remuneration structure for executive officers, including executive directors, seeks to emphasise payment for results, responsibilities and effort. It includes a fixed salary component, consistent with market rates, and may include a results based incentive.

The objective of the reward scheme is to both reinforce the short and long-term goals of the company and to provide a common interest between management and shareholders.

The emoluments of each Director of the parent entity and each of the executive officers receiving the highest emoluments for the parent and economic entity are as follows:

DIRECTORS

Parent Entity	Salary	Director's Fees	Committee Fees	Superannuation Contributions	Incentives	Non-cash Benefits	Total
	$	$	$	$	$	$	$
Leonard Respinger							
Phillip Sidney	150,000			13,500			163,500
Drew Townsend							

EXECUTIVE OFFICERS

Subsidiary entity	Salary	Director's Fees	Committee Fees	Superannuation Contributions	Incentives	Non-cash Benefits	Total
	$	$	$	$	$	$	$
Steven Harmon	100,000			9,000		6,458	115,458

Meetings of Directors

During the financial year, 5 meetings of directors (including committees) were held. Attendances were:

	Number of meetings held while a Director	Number of Directors' meetings attended
Leonard Respinger	5	5
Phillip Sidney	5	5
Drew Townsend	-	-
Dong (Albert) Xie	5	5
Bruce Grant	5	5

Indemnifying Officers or Auditor

Pursuant to approval granted by shareholders on 29 November 2000, and under the Company Constitution, the Company has agreed to indemnify every officer of the Company and its wholly owned subsidiaries against certain claims made against them whilst acting in their capacity as officers of the Company and its subsidiaries. This indemnification is a continuing indemnity and applies even though the person is not an officer at the time the claim is made. The Company will write an insurance policy in respect of officers' indemnification. The Company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the Company or any related body corporate against a liability incurred by the auditor.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.





Leo Respinger
Chairman

Phillip Sidney
Managing Director

12 September 2003

CHARLTONS

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF QUANTUM ENERGY LIMITED AND CONTROLLED ENTITIES

Scope

We have audited the financial report of Quantum Energy Limited and controlled entities for the financial year ended 30 June, 2003 as set out on pages 10 to 29.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of ***Quantum Energy Limited*** is in accordance with"

a. the *Corporations Act 2001*, including:

   i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

   ii. complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

b. other mandatory professional reporting requirements in Australia.

CHARLTONS CJC PTY LIMITED CHRISTOPHER J. CHARLTON

12 September, 2003

Level 1
285 George Street
SYDNEY NSW 2000



Chartered Accountant

CHARLTONS CJC PTY LIMITED
ACN 002 599 420
ABN 86 002 599 420
Level 1, 285 George Street
Sydney NSW 2001

Telephone (02) 9299 2959
Facsimile (02) 9299 6590
GPO Box 188
Sydney NSW 2001

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003	2002	2003	2002
		$	$	$	$
Revenues from ordinary activities	2	7,818,563	1,757,206	9,255	41,906
Other Revenues	2	274,344	42,488	-	-
Raw materials and consumables used		(3,499,766)	(824,532)	-	-
Employee benefits expense		(2,149,678)	(168,654)	-	-
Depreciation and amortisation expense	3	(62,792,528)	(1,081,790)	380,000	
Borrowing costs expense	3	(505,069)	(196,006)	-	(65,520)
Other expenses from ordinary activities		(2,748,312)	(990,816)	(54,722)	(134,939)
Profit from ordinary activities before income tax expense	3	(63,602,446)	(1,462,104)	334,533	(158,553)
Income tax expense relating to ordinary activities	4	998,470	(4,867)	13,640	-
Profit from ordinary activities after related income tax expense		(62,603,976)	(1,466,971)	348,173	(158,553)
Net profit		(62,603,976)	(1,466,971)	348,173	(158,553)
Net profit attributable to members of the - parent entity	7	(62,479,442)	(1,466,971)	348,173	(158,553)
- outside equity interests	7	(124,534)			
Total changes in equity other than those resulting from transactions with owners as owners	7	(62,603,976)	(1,466,971)	348,173	(158,553)
Basic earnings per share (cents per share)	7	(0.07)	(1.95)	-	-
Diluted earnings per share (cents per share)	7	(0.07)	(1.95)	-	-

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003 $	2002 $	2003 $	2002 $
CURRENT ASSETS					
Cash assets	8	1,526,562	829,645	4,479	22,327
Receivables	9	3,370,350	1,112,208	62,291	20,400
Inventories	10	4,889,611	969,039	-	-
Other	16	160,985	3,393	-	3,733
TOTAL CURRENT ASSETS		9,947,508	2,914,285	66,770	46,460
NON-CURRENT ASSETS					
Receivables	9	-	22,685	9,562,722	2,274,223
Other financial assets	11	-	-	60,660,000	61,117,011
Property, plant and equipment	13	1,908,474	815,886	-	-
Deferred Tax Assets	14	998,470	-	13,640	-
Intangible assets	15	178,295	60,287,509	84,962	84,962
Other	16	196,622	867,657	-	-
TOTAL NON-CURRENT ASSETS		3,281,861	61,993,737	70,321,324	63,476,196
TOTAL ASSETS		13,229,369	64,908,022	70,388,094	63,522,656
CURRENT LIABILITIES					
Payables	17	2,426,330	1,588,081	-	520,629
Interest-bearing liabilities	18	3,756,141	750,000	-	-
Provisions	19	61,961	-	-	-
TOTAL CURRENT LIABILITIES		6,244,432	2,338,081	-	520,629
NON-CURRENT LIABILITIES					
Payables	17	-	622,916	-	142,609
TOTAL NON-CURRENT LIABILITIES		-	622,916	-	142,609
TOTAL LIABILITIES		6,244,432	2,960,997	-	663,238
NET ASSETS		6,984,937	61,947,025	70,388,094	62,859,418
EQUITY					
Contributed equity	20	70,164,242	62,983,738	70,164,242	62,983,738
Reserves	21	(298,350)	(32,638)	657	657
Retained profits	22	(64,037,371)	(1,433,395)	223,195	(124,977)
Parent entity interest		-	61,517,705	-	62,859,418
Outside equity interest	23	1,156,416	429,320	-	-
TOTAL EQUITY		6,984,937	61,947,025	70,388,094	62,859,418

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003 $	2002 $	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		5,583,106	1,395,318	9,255	-
Payments to suppliers and employees		(12,431,442)	(1,845,632)	(493,509)	(136,694)
Sundry Income		270,046	-	-	-
Interest received		4,298	42,488	-	41,906
Borrowing costs		(505,069)	(196,006)	-	(65,520)
Net cash provided by (used in) operating activities	27a	(7,079,061)	(603,832)	(484,254)	(160,308)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for Goodwill		-	(84,962)	380,000	(84,962)
Purchase of property, plant and equipment		(1,217,830)	(36,588)	-	-
Purchase of investments		(229,518)	-	-	(457,011)
New business set-up costs		(1,690,415)			
Loans to controlled entities		-	-	(4,669,488)	(2,286,355)
Net cash provided by (used in) investing activities		(3,137,763)	(121,550)	(4,289,488)	(2,828,328)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		5,625,600	1,569,466	4,898,503	1,569,466
Proceeds from borrowings		6,887,030	-	-	262,609
Repayment of borrowings		(1,598,889)	(1,193,327)	(142,609)	-
Net cash provided by (used in) financing activities		10,913,741	376,139	4,755,894	1,832,075
Net increase in cash held		696,917	(349,243)	(17,848)	(1,156,561)
Cash at 1 July 2002		829,645	1,178,888	22,327	1,178,888
Effect of exchange rates on cash holdings in foreign currencies		-	-	-	-
Cash at 30 June 2003	8	1,526,562	829,645	4,479	22,327

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Quantum Energy Limited and controlled entities, and Quantum Energy Limited as an individual parent entity. Quantum Energy Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

a. **Principles of Consolidation**

A controlled entity is any entity controlled by Quantum Energy Limited. Control exists where Quantum Energy Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Quantum Energy Limited to achieve the objectives of Quantum Energy Limited. A list of controlled entities is contained in Note 12 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. **Income Tax**

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Inventories**

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

d. **Property, Plant and Equipment**

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

determining recoverable amounts.

e. **Depreciation**

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant & Equipment	10%
Leasehold Improvements	6%
Office Equipment / Vehicles	20%

f. **Leases**

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

g. **Intangibles**

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

h. **Employee Benefits**

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

i. **Cash**

For the purpose of the statement of cash flows, cash includes, cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts.

j. **Revenue**

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

k. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

l. **Comparative Figures**

Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

m. **Research and Development**

Research and Development costs are charged to profit from ordinary activities before income tax as incurred or capitalised where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those costs.

n. **Investments**

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
NOTE 2: REVENUE		2003 $	2002 $	2003 $	2002 $
Operating activities					
— sale of goods		7,818,563	1,757,206	-	-
— dividends received					
— *interest received*	2a	4,298	42,488	-	41,906
— government subsidies received		270,046	-		
— other revenue				9,255	-
Total Revenue		8,092,907	1,799,694	9,255	41,906
a. Interest revenue from:					
— other related parties		-	16,767	-	16,767
— other persons		4,298	25,721	-	25,139
Total interest revenue		4,298	42,488	-	41,906

	Note	Economic Entity		Parent Entity	
NOTE 3: PROFIT FROM ORDINARY ACTIVITIES		2003 $	2002 $	2003 $	2002 $
Profit from ordinary activities before income tax has been determined after					
a. **Expenses**					
Cost of sales		4,861,423	1,009,781	-	-
Borrowing costs:					
— other persons		505,069	196,006	-	65,520
Total borrowing costs		505,069	196,006	-	65,520
Depreciation of non-current assets:					
— plant and equipment		266,398	53,005	-	-
Total depreciation		266,398	53,005	-	-
Amortisation of non-current assets:					
— costs of establishing China operations		1,445,415	-	-	-
— R & D Expenditure		1,112,657	-	-	-
— goodwill		59,911,990	1,667	(380,000)	-
— goodwill on consolidation		-	1,018,715	-	-
— patents and trademarks		56,068	8,403	-	-
Total amortisation		62,526,130	1,028,785	(380,000)	-
Bad and doubtful debts:					
— trade debtors		-	35,000	-	-
Total bad and doubtful debts		-	35,000	-	-
Rental expense on operating leases					
— *minimum lease payments*		293,624	8,275	-	-
Share of Shandong Marketing expenses		32,896	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Economic Entity		Parent Entity	
NOTE 4: INCOME TAX EXPENSE	2003 $	2002 $	2003 $	2002 $
a. The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2002: 30%)				
— economic entity	(19,080,734)	(438,631)		
— parent entity	-	-	100,360	(47,566)
Add:				
Tax effect of:				
— non-deductible depreciation and amortisation	18,163,236	306,115	(114,000)	-
— other non-allowable items	40	-	-	-
— write-downs to recoverable amounts	-	-	-	-
Under provision for income tax in prior year	-	-	-	-
	(917,458)	(132,516)	(13,640)	(47,566)
Less:				
Tax effect of:				
— non-assessable income	(81,012)	-	-	-
— reversal of prior year future income tax benefit previously brought to account	-	(4,867)	-	-
— future income tax benefit not brought to account	-	(132,516)	-	(47,566)
Income tax expense attributable to profit from ordinary activities before income tax	(998,470)	(4,867)	(13,640)	-
b. Income tax expense attributable to:				
Profit from ordinary activities before income tax	(998,470)	(4,867)	(13,640)	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Economic Entity		Parent Entity	
	2003 $	2002 $	2003 $	2002 $
NOTE 5: REMUNERATION AND RETIREMENT BENEFITS				
a. **Directors' Remuneration**				
Income paid or payable to all directors, inclusive of statutory superannuation charges, of each entity in the economic entity by the entities of which they are directors and any related parties.	163,500	87,500	-	-
Income paid or payable to all directors of the parent entity by the parent entity and any related parties	163,500	-	-	-
Number of parent entity directors whose income from the parent entity and any related parties was within the following bands:				
			No.	No.
$ 0 — $9,999	3	-	-	-
$40,000 — $49,999	-	-	-	-
$60,000 — $69,999	-	-	-	-
$70,000 — $79,999	-	-	-	-
$80,000 — $89,999	-	1	-	-
$160,000 — $169,999	1	-	-	-

The names of parent entity directors who have held office during the financial year are:

Phillip Sidney

Leonard Respinger

Drew Townsend (appointed 3 July 2003)

Dong (Albert) Xie (resigned 3 July 2003)

Bruce Robert Grant (resigned 3 July 2003)

	Economic Entity		Parent Entity	
	2003 $	2002 $	2003 $	2002 $
b. **Retirement and Superannuation Payments**				
Amounts of a prescribed benefit given during year by the parent entity or a related party to director or a prescribed superannuation fund in a connection with the retirement from a prescribed office:	-	-	-	-

	Economic Entity		Parent Entity	
NOTE 6: AUDITORS' REMUNERATION	2003 $	2002 $	2003 $	2002 $
Remuneration of the auditor of the parent entity for:				
— auditing - Australia operations	25,070	9,983	5,000	9,983
— - China operations	28,408	-	-	-
— other services	-	72,410	-	72,410

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		Economic Entity	
NOTE 7: EARNINGS PER SHARE		2003 $	2002 $
a.	Reconciliation of earnings to net profit or loss		
	Net profit attributable to members	(62,479,442)	(1,466,971)
	Net profit attributable to outside equity interest	(124,534)	
	Earnings used in the calculation of basic and diluted EPS	(62,603,976)	(1,466,971)
b.	Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	872,059,402	75,384,520
	Weighted average number of options outstanding	12,000,000	-
	Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	884,059,402	75,384,520
c.	Classification of securities		
	The following securities have been classified as potential ordinary shares and are included in determination of dilutive EPS:		
	— options outstanding	12,000,000	-

	Note	Economic Entity		Parent Entity	
NOTE 8: CASH ASSETS		2003 $	2002 $	2003 $	2002 $
Cash at bank		1,524,594	827,740	4,474	22,322
Cash on hand		1,968	1,905	5	5
	30a	1,526,562	829,645	4,479	22,327

	Note	Economic Entity		Parent Entity	
NOTE 9: RECEIVABLES		2003 $	2002 $	2003 $	2002 $
CURRENT					
Trade debtors		1,431,317	758,613	-	-
Provision for doubtful debts		(35,000)	(35,000)	-	-
		1,396,317	723,613	-	-
Other debtors		1,974,033	388,595	62,291	20,400
	30a	3,370,350	1,112,208	62,291	20,400
NON-CURRENT					
Other debtors		-	22,685	-	2,274,223
Amounts receivable from:					
— ultimate parent entity					
— wholly- owned entities		-	-	9,562,722	2,274,223
		-	22,685	9,562,722	2,274,223

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Economic Entity		Parent Entity	
NOTE 10: INVENTORIES	2003 $	2002 $	2003 $	2002 $
CURRENT				
At cost Raw materials and stores	3,473,105	881,541	-	-
Work in progress	515,158			
Finished goods	901,348	87,498	-	-
	4,889,611	969,039	-	-

	Economic Entity		Parent Entity	
NOTE 11: OTHER FINANCIAL ASSETS	2003 $	2002 $	2003 $	2002 $
CURRENT	-	-	-	-
NON-CURRENT	-	-	-	-
Unlisted investments, at cost				
— shares in controlled entities	-	-	60,660,000	61,117,011
	-	-	60,660,000	61,117,011

NOTE 12: CONTROLLED ENTITIES

a. **Controlled Entities**

	Country of Incorporation	Percentage Owned	
		2003	**2002**
Parent Entity:			
Quantum Energy Limited			
Subsidiaries of			
Quantum Energy Limited:			
Quantum Energy Technologies Pty Limited	Australia	100%	100%
Yunnan Hua Teng New Energy Company Ltd	China	51%	51%
Shandong Quantum New Energy Company Ltd	China	65%	65%

b. **Controlled Entities Acquired**

During 2002-03 Quantum Energy Technologies Pty Ltd, a subsidiary entity, paid $412,200, being the balance due on its acquisition of 51% of Yunnan Hua Teng New Energy Company Limited.

In addition, Quantum Energy Technologies Pty Ltd paid $999,808 to acquire 65% of Shandong Quantum New Energy Co Ltd.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 13: PROPERTY, PLANT AND EQUIPMENT	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
PLANT AND EQUIPMENT				
Plant and equipment				
At cost	2,420,492	1,061,507	-	-
Accumulated depreciation	(512,018)	(245,621)	-	-
	1,908,474	815,886	-	-
Total Plant and Equipment	1,908,474	815,886	-	-
Total Property, Plant and Equipment	1,908,474	815,886	-	-

a. **Movements In Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Freehold Land $	Buildings $	Leasehold Improve-ments $	Plant and Equip-ment $	Leased Plant and Equip-ment $	Total $
Economic Entity:						
Balance at the beginning of year	-	-	-	815,886	-	815,886
Additions	-	-	154,775	1,204,211	-	1,358,986
Disposals	-	-	-	-	-	-
Depreciation expense	-	-	(3,745)	(262,653)	-	(266,398)
Carrying amount at the end of year	-	-	151,030	1,757,444	-	1,908,474

NOTE 14: DEFERRED TAX ASSETS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Future income tax benefit				
a. The future income tax benefit is made up of the following estimated tax benefits:				
— tax losses	1,188,390	-	50,930	-
— *timing differences*	(189,920)	-	(37,290)	-
	998,470	-	13,640	-

NOTE 15: INTANGIBLE ASSETS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Goodwill at cost	61,307,891	61,307,891	84,962	84,962
Accumulated amortisation	(61,129,596)	(1,020,382)	-	-
	178,295	60,287,509	84,962	84,962

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 16: OTHER ASSETS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
CURRENT				
Prepayments	160,985	3,393	-	3,733
NON-CURRENT				
Investment in Shandong Mkt Co	196,622	-	-	-
Research & Development	-	867,657	-	-
	196,622	867,657	-	-

NOTE 17: PAYABLES	Note	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
CURRENT		-	-	-	-
Unsecured liabilities		-	-	-	-
Trade creditors		1,794,507	663,111		20,629
Sundry creditors and accrued expenses		562,281	924,970		500,000
Amounts payable to:					
— other related parties		-	-	-	-
— director related entities		69,542	-	-	-
	30a	2,426,330	1,588,081		520,629
NON-CURRENT					
Unsecured liabilities		-	622,916	-	142,609
		-	622,916	-	142,609

NOTE 18: INTEREST BEARING LIABILITIES	Note	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
CURRENT					
Secured liabilities		657,041	-	657,041	-
Unsecured liabilities		3,099,100	750,000	3,099,100	-
	30a	3,756,141	750,000	3,756,141	

NOTE 19: PROVISIONS	Note	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
CURRENT					
Employee entitlements	30a	61,961	-	-	-
a. Aggregate employee benefits liability		61,961	-	-	-
b. Number of employees at year-end		230	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
NOTE 20: CONTRIBUTED EQUITY		2003	2002	2003	2002
872,059,402 (2002: 206,991,858) fully paid ordinary shares - $					
	20a	70,164,242	62,983,738	70,164,242	62,983,738
		70,164,242	62,983,738	70,164,242	62,983,738
a. **Ordinary shares**					
At the beginning of the reporting period		62,983,738		62,983,738	
Shares issued during the year					
— 12 July 2002		300,000		300,000	
— 2 August 2002		70,000		70,000	
— 27 November 2002		650,000		650,000	
— 30 May 2003		5,500,000		5,500,000	
— 3 June 2003		1,282,000		1,282,000	
Transaction costs relating to share issues		(621,496)	-	(621,496)	-
At reporting date - $		70,164,242	62,983,738	70,164,242	62,983,738
		No Shares	No Shares	No Shares	No Share
At the beginning of reporting period		206,991,833		206,991,833	
Shares issued during year					
— 12 July 2002		375,000		375,000	
— 2 August 2002		87,500		87,500	
— 5 September 2002		360,000		360,000	
— 24 September 2002		45,000		45,000	
— 14 November 2002		240,500		240,500	
— 27 November 2002		2,175,000		2,175,000	
— 8 February 2003 – 4 for 1 split		841,099,332		841,099,332	
— 21 May 2003		100		100	
— 30 May 2003		24,550,000		24,550,000	
— 3 June 2003		6,410,000		6,410,000	
—		-		-	
At reporting date - No		872,059,432	206,991,833	872,059,432	206,991,833

a. **Options**

i. As at 30 June 2003, 8,000,000 options were issued which are exercisable by Bell Potter Securities or its nominees at a price of $0.25c per share at any time prior to 30 June 2005. This was part of the agreement entered into with Bell Potter Securities and its representatives at the time of the capital raising.

ii. Subsequent to 30 June 2003 4,000,000 options were granted to employees, exercisable at $0.90c per share at various periods to 15 July 2006.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Economic Entity		Parent Entity	
NOTE 21: RESERVES		2003 $	2002 $	2003 $	2002 $
Capital redemption reserve	21a	657	657	657	657
Foreign currency translation	21b	(299,007)	(33,295)	-	-
		(298,350)	(32,638)	657	657
a. **Capital Redemption Reserve**					
Movements During the Year					
Opening balance		657	657	657	657
Closing balance		657	657	657	657
b. **Foreign Currency Translation Reserve**					
Movements During the Year					
Opening balance		(33,295)	-	-	-
Adjustment arising from the translation of foreign controlled entities' financial statements		(265,712)	(33,295)	-	-
Closing balance		(299,007)	(33,295)	-	-

	Economic Entity		Parent Entity	
NOTE 22: RETAINED PROFITS	2003 $	2002 $	2003 $	2002 $
Retained profits at the beginning of the financial year	(1,433,395)	33,576	(124,977)	33,576
Net Profit / (loss) after tax attributable to: - members of the parent entity	(62,479,442)	(1,466,971)	348,172	(158,553)
- outside equity interests	(124,534)	-	-	-
Retained profits at the end of the financial year	(64,037,371)	(1,433,395)	223,196	(124,977)

	Economic Entity		Parent Entity	
NOTE 23: OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES	2003 $	2002 $	2003 $	2002 $
Outside equity interest comprises:				
Share capital – Shandong Quantum New Energy Co Ltd	446,635	-	-	-
Share capital – Yunnan Hua Teng New Energy Company Limited	709,781	429,320		
	1,156,416	429,320	-	-
Profit attributable to outside equity interests				
– Shandong Quantum New Energy Co Ltd	(86,692)			
– Yunnan Hua Teng New Energy Company Limited	(37,842)			
	(124,534)			

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 24: CAPITAL AND LEASING COMMITMENTS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
a. Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
— not later than 1 year	313,624	126,000	-	-
— later than 1 year but not later than 5 years	367,624	126,000	-	-
— later than 5 years	-	-	-	-
	681,248	252,000	-	-

The Company has entered into three property leases, all of which are non-cancellable leases, over varying periods up to a maximum of five years. Contingent rental provisions within the lease agreement require the minimum lease payments shall be increased by the lower of CPI or varying minimum percentages per annum. Options exist to renew the leases at the end of each term. The leases allow for subletting of all leased areas.

b. Investments	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Capital commitments contracted arising from interests in:				
— Yunnan Hua Teng New Energy Pty Ltd	-	500,000	-	-
— Sinopec	-	1,352,000	-	-
	-	1,852,000	-	-

NOTE 25: CONTINGENT LIABILITIES AND CONTINGENT ASSETS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
There were no contingent liabilities or contingent assets as at the 30th June 2003	-	-	-	-

NOTE 26: SEGMENT REPORTING

Primary reporting — Geographical segments

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
Geographical location:						
Australia	6,493,582	1,757,206	7,229,286	64,054,986	55,450	868,891
China	1,324,981	-	6,000,082	853,036	1,303,535	-
	7,818,563	1,757,206	13,229,368	64,908,022	1,358,985	868,891

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists.

Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and result include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the economic entity at an arm's length. These transfers are eliminated on consolidation.

Business and Geographical Segments

Business Segments

The entity operates in one business segment being the manufacturing and distribution of water heating and cooling products.

Geographical Segments

The economic entity predominantly operates in two geographical segments, with manufacturing and distribution in Australia and China.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 27: CASH FLOW INFORMATION	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
a. Reconciliation of Cash Flow from Operations with Profit from Ordinary Activities after Income Tax				
Profit from ordinary activities after income tax	(62,603,976)	(1,466,971)	348,173	(158,553)
Non-cash flows in profit from ordinary activities				
Amortisation	62,526,130	1,020,382	(380,000)	-
Depreciation	266,398	53,005	-	-
Finance lease charges	-	88,806	-	-
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries				
Increase in trade and other debtors	(2,235,457)	(1,206,703)	(41,891)	(376,965)
Increase in prepayments	(157,592)	(693)	3,733	(3,733)
Increase in inventories	(3,920,572)	158,207	-	-
Decrease in trade creditors and accruals	(17,483)	750,135	(400,629)	378,943
Movement in future income tax benefit	(998,470)	-	(13,640)	-
Movement in provisions	61,961	-	-	-
Cash flow from operations	(7,079,061)	(603,832)	(484,254)	(160,308)

b. Acquisition of Entities				
Purchase consideration	-	61,117,010	-	-
Cash consideration	-	-	-	-
Amount due under contract of sale	-	-	-	-
Cash outflow/inflow	-	-	-	-
Assets and liabilities held at acquisition date:				
Receivables	-	771,218	-	-
Inventories	-	1,127,246	-	-
Property, plant and equipment	-	991,319	-	-
Creditors	-	(816,260)	-	-
Borrowings	-	(2,020,427)	-	-
	-	53,096	-	-
Goodwill on consolidation	-	61,063,914	-	-
	-	61,117,010	-	-

NOTE 28: EVENTS SUBSEQUENT TO REPORTING DATE

The Company has issued a Prospectus and Shareholder Purchase Plan, in September 2003, to raise additional working capital for the planned growth.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 29: RELATED PARTY TRANSACTIONS		Economic Entity		Parent Entity	
		2003 No	2002 No	2003 No	2002 No
Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.					
Transactions with related parties:					
i. Share Transactions of Directors					
Directors and director-related entities hold directly, indirectly or beneficially as at the reporting date the following equity interests in members of the economic entity:					
- ordinary shares	Leonard Respinger	764,455,200	191,859,300	764,455,200	191,859,300
	Phillip Sidney	764,435,200	191,723,800	764,435,200	191,723,800
	Drew Townsend	764,547,200	-	764,547,200	-
Director related entities under an Option to purchase agreement with Bell Potter securities, as outlined in the Prospectus, sold ordinary shares, in which they held a beneficial interest		478,220	-	-	-
ii. Other		$	$	$	$
Payments made to Bruce Robert Grant for secretarial and accounting services		47,971	39,281	47,971	39,281
Reimbursements made to Nece Pty Ltd, a company in which Phillip Sydney and Leo Respinger are directors, to reimburse expenses, at cost, paid on behalf of Quantum Energy Technologies Pty Ltd.		366,942	-	-	-
Interest paid by director related company		-	16,767	-	16,767
Unsecured loan from director related entities		-	622,916	-	622,916

NOTE 30: FINANCIAL INSTRUMENTS

a. **Interest Rate Risk**

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate		Floating Interest Rate $		Fixed Interest Rate Maturing: Within Year $		1 to 5 Years $		Over 5 Years $		Non-interest Bearing $		Total $	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Financial Assets:														
Cash	2.0%	2.43%	1,526	830	-	-	-	-	-	-	-	-	1,526	830
Receivables		-	-	-	-	-	-	-	-	-	1,396	724	1,396	724
Other debtors											1,974	388	1,974	388
Forward exchange contracts														
Total Financial Assets			1,526	830	-	-	-	-	-	-	3,370	1,112	4,896	1,942
Financial Liabilities:														
Bank loans and overdrafts														
Loan – unsecured		10.5%	-	-	657	250	-	-	-	-	-	-	657	250
Loan - unsecured		7.4%	-	-	2188	500	-	-	-	-	-	-	2,188	500
Loan - unsecured		5.6%	-	-	912	-	-	-	-	-	-	-	912	-
Redeemable preference shares		-	-	-	-	-	-	-	-	-	-	-	-	-
Converting preference shares		-	-	-	-	-	-	-	-	-	-	-	-	-
Trade and sundry creditors	-	-	-	-	-	-	-	-	-	-	2,426	1,588	2,426	1,588
Amounts payable to related parties	-	-	-	-	-	-	-	-	-	-	-	623	-	623
Amounts payable to employees			-	-	-	-	-	-	-	-	62	-	62	-
Lease liabilities			-	-	-	-	-	-	-	-	-	-	-	-
Total Financial Liabilities			-	-	3,757	750	-	-	-	-	2,488	2,211	6,245	2,961

b. **Credit Risk**

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

c. **Net Fair Values**

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying value.

The net fair value for other monetary financial assets and financial liabilities is based upon market prices.

DIRECTORS' DECLARATION

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 10 to 29 are in accordance with the *Corporations Act 2001*:

    a. comply with Accounting Standards and the *Corporations Regulations 2001*; and

    b. give a true and fair view of the financial position as at 30 June 2003 and of the performance for the year ended on that date of the company and economic entity;

2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.



Leo Respinger, Chairman



Phillip Sidney, Managing Director

Dated this 12th day of September 2003

SHAREHOLDER INFORMATION

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only.

1. **Shareholding as at 23 September 2003**

a. **Distribution of Shareholders by size of holding**

Category (size of Holding)	Ordinary	Units
1 – 1,000	74	60,899
1,001 – 5,000	368	1,164,214
5,001 – 10,000	419	3,530,242
10,001 – 100,000	476	14,163,532
100,001 – and over	76	854,140,545
	1413	873,059,432

b. There currently 82 shareholders with a less than marketable package of 1,098, representing 69,358 shares in total.

c. The names of the substantial shareholders listed in the holding company's register as at 23 September are:

	Number	
Shareholder	Ordinary	Preference
Crisp Holdings Limited	759,140,000	-
Ms G Harmon	40,000,000	-
Glory Team Holdings Limited	9,880,000	-
Ms J.A. McGeachie	7,452,000	-
Chicago Limited	5,295,200	-

d. **Voting Rights**

The voting rights attached to each class of equity security are as follows:

Ordinary shares

— Each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

e. **20 Largest Shareholders — Ordinary Shares**

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	Crisp Holdings Limited	759,140,000	86.95%
2.	Ms Gail Harmon	40,000,000	4.58%
3.	Glory Team Holdings Limited	9,880,000	1.13%
4.	Jennifer Ann McGeachie	7,452,000	0.85%
5.	Chicago Limited	5,295,200	0.61%
6.	Mr John Walstab	4,988,807	0.57%
7.	Brighten Investments Ltd	2,600,000	0.30%
8.	Ramn Pty Limited	1,900,000	0.22%
9.	Mr Steve Stojcevski & Mr Trajce Aleksov	1,847,000	0.21%
10.	Mr Ken Slaveski & Mr Norman Slaveski	1,297,332	0.15%
11.	Milrix Pty Ltd	1,250,000	0.14%
12.	Ms Barbara Holland	1,200,100	0.14%
13.	Command Engineering Pty Limited	1,012,000	0.12%
14.	Mr Ken Slaveski	975,000	0.11%
15.	Mr Frank Carbone	825,500	0.09%
16.	Vei Investment & Consultants Limited	814,660	0.09%
17.	Zang Jian	800,000	0.09%
18.	Willtip Pty Ltd	790,000	0.09%
19.	Mr Nicholas Smith	623,000	0.07%
20.	Mr Eric Maxwell Smith	500,000	0.06%
20.	Mr Barry Nelson and Mr Brad Nelson	500,000	0.06%
21.	Mr Peter Carbone	500,000	0.06%
22.	Ms Rosa Carbone Domenico-Carbone	500,000	0.06%
		844,690,599	96.75%

f. **Unquoted Securities**

Options over Unissued Shares - A total of 12,000,000 options are on issue. 8,000,000 options are on issue to Bell Potter Securities and nominees, as noted above. 4,000,000 options are on issue to 2 employees.

COMPANY ANNOUNCEMENT

QUANTUM ENERGY LTD

Quantum Energy Limited has closed its prospectus and the capital raised exceeded its minimum subscription.

Funds from the issue are intended to support growth of its marketing and distribution in Australia and the US and enable further research and development on its new products.

The shareholder purchase plan will also close as indicated on 10 October 2003.

19 September 2003

Manager of Company Announcements
Australian Stock Exchange Limited
91 King William St
Adelaide SA 5000

Dear Sir/Madam

Re: Share Purchase Plan Offer Documents

Please find attached the Share Purchase Plan documentation currently being despatched to shareholders as announced on 12 September 2003.

Yours faithfully

John Young
Company Secretary


Quantum
Energy Ltd

QUANTUM ENERGY LTD

A.C.N. 003 677 245

SHAREHOLDER PURCHASE PLAN

Issued 19 September 2003

Quantum Energy Ltd
1A, 207 – 209 Young Street
Waterloo NSW 2017
Phone: 02 96 997 444
Fax: 02 96 995 386

19 September 2003

Dear Shareholder,

Invitation to Participate in the Quantum Energy Limited Shareholder Share Purchase Plan

The Board of Directors of Quantum Energy Limited ("the Company or "QTM") has approved the introduction of a Shareholder Share Purchase Plan ("the Plan"). The Plan entitles Eligible Shareholders in the Company, irrespective of the size of the shareholder, to purchase up to $4,999.95 worth of shares in the Company, free from all brokerage and commissions ("Offer").

As you may be aware, QTM has recently lodged a prospectus with the Australian Securities and Investments Commission for a share offer, pursuant to which the Company seeks to raise $2 million, or up to $8 million of additional capital. The offer to raise additional capital was endorsed and authorised by QTM's Board of Directors as a financially prudent long-term plan to strengthen the position of the Company and assist it to pursue opportunities in Australia and the United States and to develop new products.

A Reward to Shareholders

A number of shareholders have expressed an interest in participating in future capital raisings. Accordingly, and as part of our continuing relationship with shareholders, the Board is pleased to offer to all Eligible Shareholders an opportunity to participate in the Plan. Details of the Offer are set out in this letter and the enclosed Terms and Conditions together with an Entitlement & Application Form.

The Board has made a conscious decision to offer the same price under the Plan to all our shareholders as has been offered under the Company's prospectus lodged with the Australian Securities and Investments Commission on the 12 September 2003. This is a way of rewarding shareholders for their ongoing support of the Company.

Current Project Status and Product Features

The Company is continuing to pursue the development of its business both in Australia and China. This has resulted in increases in production and sales in both countries as can be seen in recent announcements in relation to contracts.



Important Company Milestones

Money raised pursuant to this Share Purchase Plan will be used in working capital to assist in the achievement of certain milestones, including:

Australia

1. The Company proposes to undertake an extensive Australian advertising campaign. The advertising campaign will involve radio and other media to increase the profile of the Company's products, to lift sales levels and brand awareness and to educate the market on the significant advantages of the Quantum products.

   The advertising campaign will also assist the sale of swimming pool heaters, particularly in the September to February period.

2. The Company also proposes improving and enlarging Australian factory operations to increase production capacity. This may involve sourcing certain parts from China to reduce manufacturing costs.

3. The increased production capacity in both Australia and more importantly China, will allow the Company to supply some products to other overseas countries, particularly the US.

China

1. The Company proposes to develop programs to assist distributors in China to increase sales, particularly for large projects. Within the provinces, these programs will ensure sub-distributors are appointed to ensure maximum market penetration.

2. The Company will seek to continue to improve China manufacturing processes and source various components from within China to reduce costs of manufacture in Australia.



US Market

1. The Company plans to enter into distribution arrangements for both hot water and swimming pool heater products within the US.

2. The Company will also pursue arrangements with financiers to provide funding for introduction of hot water product for both commercial and residential purposes with user payments on a lease basis. This will facilitate the roll out of product across the US and Australia more rapidly. This arrangement may also utilise the renewable energy certificates or carbon credits that often are acquired on the installation of products, to reduce the capital cost of the product considerably.

Acquisitions

The Company will seek to undertake acquisitions if available on a cost effective basis to increase the Company's distribution of product, such as through the use of retail networks.

The Company does not have any current agreements to purchase any particular entity.

Research and Development

1. The Company will continue to improve and develop existing products to ensure it retains its existing product advantage it considers it holds over competitors' products. This may involve the design of specific products for different markets depending upon specific consumer needs.

2. The Company intends to continue commercially developing a number of new products by early 2004, including:

   a. 80 litre hot water units, which will be available for distribution in the China and the South East Asian market. These units can typically be installed in small apartments and can provide hot water requirements at a very cost effective capital and operational cost.

   b. the commercialisation of a self contained heating, cooling and hot water unit within one system. This is expected to result in considerable capital and operating cost benefits as well as reducing size footprint for these products. The directors are not aware of any other product of this nature in the world currently available for consumer purchase and sales are expected to be considerable.



Shareholders Eligible to Participate in the Plan

The right to participate in this Offer under the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in QTM as at 5pm on the record date, Thursday 18th September 2003 and whose registered address is in Australia or in any jurisdiction in which it is lawful for the Company to offer shares under the Plan ("Eligible Shareholders"). By law, the Directors are ineligible to participate in this Offer.

Price of QTM Shares under the Offer

The purchase price of the new shares being offered under the Plan has been set at $0.45 per share. This represents approximately a 12% discount to the weighted average market price of QTM shares traded on ASX during the five trading days prior to the Company's announcement of the Offer on 12 September 2003.

Use of the Funds

Funds raised under this Plan will be used as working capital for the uses detailed in Company Milestones in this letter.

Subscription and Application Procedure

If you would like to participate in the Offer, please return your completed Entitlement & Acceptance Form, together with your cheque for the subscription price for the number of shares you wish to acquire, on or before the **Closing Date of 5pm (EST) on Friday 10th October 2003.** Please note that the **maximum subscription amount** per shareholder is $4,999.95 (representing 11,111 shares at a price of $0.45 per share) and the **minimum subscription amount is $1,499.85** (representing 3,333 shares at $0.45 per share). The **maximum subscription amount** that each shareholder may apply for will remain $4,999.95 even if a shareholder receives more than one Offer (whether in respect of a

joint holding or because the shareholder has more than one holding under a separate account).

Additional Information and Important Dates

This Offer of shares under the Plan is limited to $5 million (representing approximately 11,111,111 shares at $0.45 per share); accordingly applications will only be accepted on a first come, first accepted basis so that the total number of shares issued under the Plan does not exceed 11,111,111 shares. The Offer cannot be transferred and the Directors of the Company reserve the right to reject any application. Shares allotted under the Plan will be issued no later than 15 days after the Closing Date of the Offer. Application for quotation on ASX of the new Shares allotted under the Plan will be made as soon as reasonably practicable following the issue of those Shares.

On 12 September 2003, the date the Company announced the Offer, shares in the Company traded on ASX in the price range of $0.49 to $0.51. The market price of shares in the Company may rise and fall between the date of this Offer and the date that any shares are allotted to you as a result of your acceptance of this Offer. This means that the subscription price you pay for Shares may exceed the market price of the shares at the date of allotment of the Shares under this Offer. The Board recommends that you obtain your own financial advice in relation to this Offer and consider price movements of shares in the Company prior to accepting this Offer.

Indicative Timetable

Offer Opens	19 September 2003
Offer Closes	10 October 2003
Issue of shares under the Plan	17 October 2003
Quotation of shares of ASX	20 October 2003

These dates are indicative only. The Company may vary the dates and times of the Offer without notice. Accordingly, shareholders are encouraged to submit their Entitlement & Acceptance Form as early as possible.

Should you wish to discuss this matter with the Company, do not hesitate to contact Mr John Young, Company Secretary, on (02) 9699 7444.

Yours faithfully

Leo Respinger
Chairman

Share Purchase Plan
Terms and Conditions

Purpose

The purpose of the Share Purchase Plan (**the Plan**) is to offer shareholders of Quantum Energy Limited (**QTM**) the opportunity to acquire additional fully paid ordinary shares in the Company (**QTM Shares**) up to a maximum of A$4,999.95 in any 12 month period at a discount to the market price of QTM shares on the financial market operated by Australian Stock Exchange Limited (**ASX**) without the need to pay brokerage costs and without the need for QTM to issue a Prospectus.

Shareholders eligible to participate

Eligible shareholders of QTM that are registered with an Australian address at the relevant record date may participate in the Plan.

Participation in the Plan is optional and is subject to these Terms and Conditions. Offers made under the Plan are not renounceable (i.e. eligible shareholders may not transfer their rights to any QTM Shares offered under the Plan).

An offer may, at the discretion of the Directors of QTM, be made under the Plan once a year. The maximum amount, which any shareholder may subscribe for under the Plan in any consecutive 12 month period, is A$4,999.95. The Directors of QTM may also determine in their discretion, the minimum amount for participation, the number of QTM Shares to be offered under the Plan and the period the Offer is available to eligible shareholders.

Price of QTM Shares

The Price of QTM Shares to be issued under the Plan has been determined by calculating a discount, which the Directors have set at a 12% discount, to the weighted average market price of QTM Shares quoted on the ASX during the period five (5) trading days immediately prior to the Company's announcement of the Offer on 12 September 2003.

Applications and Notices

At the discretion of the Directors of QTM, QTM will send eligible shareholders a letter of offer and acceptance procedures, inviting them to subscribe for QTM Shares under the Plan, and accompanied by the Terms and Conditions of the Plan and an Entitlement and Acceptance Form. Applications will not be accepted after the Closing Date for the offer. Over subscriptions to an offer will be refunded without interest.

Notices and statements made by QTM to participants may be given in any manner prescribed by its Constitution.

Issue of and Application for Quotation QTM Shares

QTM Shares to be issued under the Plan will be issued as soon as reasonably practicable after the Closing Date specified by the Directors of QTM in the relevant Offer.

QTM Shares to be issued under the Plan will rank equally in all respects with all other fully paid ordinary shares in QTM from the date of issue.

Shareholder statements or CHESS notification will be issued in respect of all QTM Shares issued under the Plan. QTM will, as soon as reasonably practicable after the issue of QTM Shares under the Plan, make application for those QTM Shares to be listed for quotation on the official list of ASX.

Modification and Termination of the Plan

QTM may modify or terminate the Plan at any time.

QTM will notify the ASX of any modification to, or termination of, the Plan. The omission to give notice of any modification to, or termination of, the Plan or the failure of ASX to receive such notice will not invalidate the modification or termination.

Without limiting the above, QTM may not issue to any person fewer QTM Shares than the person applied for under the Plan if the issue of the QTM Shares applied for would contravene any applicable law or the Listing Rules of ASX.

Dispute Resolution

QTM may settle all decisions by QTM in any manner it thinks fit. Any difficulties, anomalies or disputes which may arise in connection with or by any reason of the operation of the Plan, whether generally, or in relation to any participant, application, or QTM Shares and the decision of QTM will be conclusive and binding on all shareholders and other persons to whom that determination relates.

QTM reserves the right to waive strict compliance with any provision of these Terms and Conditions. The powers of QTM under these Terms and Conditions may be exercised by the Directors of QTM or any delegate of the Directors of QTM.

Questions and Contact Details

If you have any questions regarding the Share Purchase Plan or how to deal with this Offer, please contact your stockbroker or professional adviser or the Secretary of QTM, Mr John Young on (02) 9699 7444.

SHARE PURCHASE PLAN - APPLICATION FORM
Offer Closes 5.00 pm (EST) 10 October 2003

QUANTUM ENERGY LIMITED ACN 003 677 245

Record Date: 18 September 2003
Offer Closes: 10 October 2003
Purchase Price: $0.45

Address: (**SAMPLE ONLY** – personalised Application Form
Address : to be mailed to shareholders)
Address:

Bar Code:
Issued Sponsor / Chess:
HIN / SRN:

A Offer Choice and Payment Details

Indicate your choice below by marking one box only

☐	**Offer A- max 11,111 shares A$4,999.95**	☐	**Offer B - min 3,333 shares A$1,499.85**	☐	**Offer C - Between 3,333 and 11,111 shares @ $0.45c per share No: $: .**

Record cheque details below:

Drawer	Cheque Number	BSB Number	Account No.	Amount A$

PAYMENT INSTRUCTIONS:

- Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted. Your cheque or bank draft must be made payable to **"Quantum Energy Limited Share Purchase Plan"**. Please ensure that you submit the correct amount. Incorrect payments may result in your application being rejected.
- Payments must be made via cheque accompanying the Application Form.
- Cash will not be accepted via the mail or at the Company's Share Registry.
- Payments cannot be made at any bank.

B Contact Details

Please provide a telephone number and contact name in case we need to contact you regarding your application.

Home telephone number	Work telephone number	Contact name

C Declarations and Acknowledgments

1. By lodging this Entitlement and Acceptance Form you certify that the aggregate of the application price for the following does not exceed $4,999.95:

   a. The QTM ordinary shares that are the subject of this application; and
   b. Any other QTM ordinary shares applied for by you under the Plan (or any similar arrangement in the 12 months prior to the application, whether:

      i. In your own right, or
      ii. Jointly with one or more persons, or
      iii. In your capacity as a beneficiary (as defined below),

   But not including in your capacity as a trustee or nominee where it is expressly noted on QTM's register of members that your shareholding is held on account of another person.

   If two (2) or more persons are recorded in the register of members as jointly holding the QTM shares to which this entitlement relates, this certificate is taken to be given by each joint holder in respect of him/her/itself.

   If a trustee or nominee is expressly noted on QTM's register of members as holding the shares to which this entitlement relates on account of another person (the "beneficiary"), this certification and confirmation is taken to be given by the beneficiary in respect of him/her/itself (and not the trustee or nominee).

2. By lodging this form with your cheque, you confirm that you have read, understood and agreed to the Terms and Conditions of the Plan.

3. You acknowledge the market price of shares in QTM may rise or fall between the date of this Offer and the date that the shares are allocated to you. This means that the subscription price you pay for the shares may exceed the market price of the shares at the date of allotment of the shares under this Offer. We recommend that you obtain your own financial advice in relation to this Offer and consider price movements of shares in QTM prior to accepting this Offer.

Notes

- The Terms and Conditions of the Shareholder Share Purchase Plan in the enclosed letter from the Managing Director should be read carefully;
- Applications will be processed on first received, first accepted basis;
- Cheques will be deposited on their day of receipt. Sufficient cleared funds should be held in your account as your acceptance may be rejected if your cheque is dishonoured. Receipts for payment will not be issued;
- If you wish to accept this Offer, please return this Entitlement and Acceptance Form duly completed together with a cheque for the subscription amount, by 5.00 pm, 10 October 2003.
- Quantum Energy Limited may reject an acceptance of this Offer, in its absolute discretion, if this form if not completed in accordance with this Offer, is incomplete or if the exact amount payable is not tendered with this Form.

Receipt by Quantum Energy Limited of this Form duly completed, together with the full subscription amount, will constitute acceptance in accordance with the Terms and Conditions of the Shareholder Share Purchase Plan and the Constitution of Quantum Energy Limited by the shareholder named on this form.

Questions and Contact Details

If you have any questions regarding the Share Purchase Plan or how to deal with this Offer, please contact your stockbroker or professional adviser or Mr John Young, Company Secretary, on (02) 9699 7444.

NO SIGNATURE IS REQUIRED ON THIS FORM

THIS OFFER IS NON-RENOUNCEABLE

Application Forms and cheques must be received no later than 5.00 pm (Sydney time) on 10 October 2003 at:

MAILING ADDRESS
Registries Limited
PO Box R67
Royal Exchange
SYDNEY NSW 1223

DELIVERY ADDRESS
Registries Limited
Level 2
28 Margaret Street
SYDNEY NSW 2000

You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QUANTUM ENERGY LIMITED

ABN

19 003 677 245

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,555,555 (pursuant to a Prospectus dated 12 September 2003 and a Share Purchase Plan announced on 12 September 2003).
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid Ordinary Shares to be issued on the same terms as the fully paid Ordinary Shares on issue.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The fully paid Ordinary Shares will rank equally with all other Ordinary Shares from the date of issue.
5	Issue price or consideration	$0.45 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Increase in working capital in accordance with the Share Purchase Plan and Section 4 of the Prospectus.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15,555,555 on or before 11 December 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	73,468,847	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	815,146,140	Fully Paid Ordinary Shares.
		8,000,000	Options issued 6/6/2003 exercisable at 25 cents.
		4,000,000	Options issued 15/7/2003 exercisable at 90 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividends will be paid in respect of the Options. Holders of fully paid Ordinary Shares participate equally in the payment of dividends.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: SIGNED (Company secretary) Date: 18 September 2003

Print name: JOHN YOUNG

== == == == ==

+ See chapter 19 for defined terms.

ASX & MEDIA RELEASE **12 SEPTEMBER 2003**

QUANTUM ENERGY $10M CAPITAL RAISING TO FUND LOCAL, INTERNATIONAL EXPANSION

Renewable energy company, Quantum Energy Limited, is to raise $10 million in new capital from a combination of a prospectus issue of shares and a shareholder purchase plan, with a capacity to take oversubscriptions.

The funds will provide working capital and fund an Australian advertising campaign, continued development of a local distribution network, establishment of a market presence in the United States and further research and development.

The Prospectus will be issued in conjunction with this release. A substantial part of the share issue for the Prospectus has already been committed and Directors expect the prospectus offer may close within a week. The Shareholder Purchase Plan will be offered to existing shareholders to a maximum investment of $5,000 each early next week. To enable existing shareholders to participate, the Shareholder Purchase Plan will probably remain open for a further week.

Quantum's main products provide central and hot water heating at low running cost as they are based on patented heat pump technology which absorbs renewable energy from sources such as sun, air and water.

A recent breakthrough by Quantum is extension of its technology to cooling, with a new patented three-in-one system, to be available commercially later this year, providing central heating and cooling as well as hot water applications.

Quantum's systems can operate in a range of weather conditions, save up to 80 per cent of running costs of electric systems and reduce carbon dioxide emissions through being an alternative to traditionally powered heating.

Quantum's technology originated in the early 1970s based on research from the University of Melbourne and its development since then, combined recently with new management and inclusion in a public company structure in June 2003, is enabling overseas expansion.

Quantum's hot water systems, manufactured in Newcastle, have an established market share in Australia and over the past year Quantum has set up two manufacturing facilities in China for its wider product range.

Opportunities for Quantum in China arose from contacts and experience among the company's directors and coincide with current demand in China for renewable energy hot water systems due to the country's aim to reduce reliance on oil, coal and diesel which power central heating in the four month winter period.

Current Quantum contracts in China are for A$14 million and derived from two ventures in which Quantum has substantial shareholdings, one with Sinopec, ranked 86 in Fortune's global 500, and the other with Yunnan Metallurgical Group.'

According to Quantum's managing director, Mr Phillip Sidney, the opportunities for further expansion internationally were appealing right now because of world interest in renewable energy.

"Our developing technology, which now encompasses heating and cooling, opens up new markets for Quantum and with additional capital we will be able to go to countries with greater extremes of climate than Australia which leads to increased demand," Mr Sidney said.

"Our strategy is to build a bigger market presence in Australia, pursue opportunities in China and with revenue growing from these sources, establish markets in the US and Europe," Mr Sidney added.
In China, Quantum's association with Sinopec gives Quantum a 65 per cent shareholding in a company which manufactures the entire product range in Dongying, Shandong Province, as well as a 35 per cent shareholding in a company which markets and distributes the products.

With Yunnan Metallurgical Group, Quantum has 51 per cent of a manufacturing and distribution operation in Kunming, Yunnan Province.

Manufacturing began at Dongying in November 2002 and at Kunming in January 2003 and current combined capacity of these plants is 150,000 solar hot water systems a year for which current average selling price is A$3,350 each.

When the three-in-one unit is released, expected selling price in China is A$6,000, which would represent about half the capital cost of three separate units, with energy savings estimated at 75 per cent of usage for separate units.

Quantum is trialling products for several new projects in China, for a collective value of from A$60 million to A$73 million, and also in the US and Canada where the focus is on hot water systems and swimming pool heaters.

Australia remains Quantum's research and development location, with improvements released recently for its range of solar hot water systems, central heating systems and swimming pool heaters.

Coinciding with its capital raising, Quantum today announced financial results for the year to 30 June 2003, reporting a profit, after excluding interest and amortisation costs of $422,925 on revenue of $7.8million. After writing off goodwill of $59.9 million, other new business and research and development costs of $2.6 million and interest of $0.5 million, the after tax result was a loss of $62.6 million.

Goodwill arose from acquisition of the original Quantum business and its technology which was acquired from the vendors in exchange for shares in Quantum Energy Limited, with these shares in escrow until 2005.

With the principal component of Quantum's manufacturing operations being assembly, the company's major costs are materials and labour, enabling maintenance of a comparatively high operating margin.

Directors advise Quantum is currently operating profitably, with revenue increasing, and a substantial profit for 2004 is expected, with the majority of income being derived from China.

Quantum currently has approximately 70 employees in Australia, an Australia-wide distribution network, China ventures employing 150 people, approximately 1,400 shareholders and broker advising on the current prospectus issue is Bell Potter Securities Limited.

ISSUED FOR : QUANTUM ENERGY LIMITED (ASX CODE: QTM)

FOR FURTHER INFORMATION : MR PHILLIP SIDNEY, MANAGING DIRECTOR, QUANTUM ENERGY LIMITED, TEL: (02) 9290 9600, www.quantumenergy.com.au

ISSUED BY : WESTBROOK COMMUNICATIONS, CONTACT: DAVID REID, TEL (02) 9231 0922 OR 0417 217 157

A copy of this release can be downloaded from **www.westbrookfin.com.au**

QUANTUM ENERGY LIMITED

ACN 003 677 245

Prospectus

This Prospectus for the issue of 4,444,444 Shares
At an issue price of $0.45 per Share to raise $2 million

Important Notice

This document is important and should be read in its entirety. If after reading this Prospectus you have any questions about the securities being offered under this Prospectus or any other matter, you should consult your stockbroker, accountant or other professional adviser

The securities offered by this Prospectus should be considered as speculative

Section 1

Summary of Important Dates and Important Notes

Summary of Important Dates

Lodgement of Prospectus with ASIC	12 September 2003
Opening Date	12 September 2003
Closing Date	26 September 2003

The dates set out above are indicative only and may vary. The Company reserves the right to vary the Opening and the Closing Date of the Offer without prior notice. This may impact on subsequent dates. Applicants are encouraged to apply as soon as possible after the Opening Date and the Offer may close earlier than the date specified above. The Company also reserves the right not to proceed with the Offer at any time before the allotment of Shares to successful Applicants.

Important Notes

Applicants should read this document in its entirety and, if in doubt, should consult their professional advisers before deciding whether to accept the Offer.

This Prospectus is dated 12 September 2003 and a copy of this Prospectus was lodged with the ASIC on that date. Neither ASIC, the ASX nor any officer of ASIC or the ASX take any responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

The Expiry Date of the Prospectus is 11 October 2004 (Expiry Date). No shares will be allotted or issued on the basis of this Prospectus after the Expiry Date.

The Company will apply to ASX within seven (7) days of the date of this Prospectus for official quotation by ASX of the Shares offered by this Prospectus. The Shares offered by this Prospectus should be considered speculative. Please refer to Section 6 for details relating to Risk Factors.

Applications for Shares pursuant to this Prospectus can only be submitted on an original Application Form, which accompanies this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Issue described in this Prospectus which is not contained in this Prospectus. To the extent permitted by law, any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Prospectus.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of Shares in any jurisdiction where, or to any person to whom it would be unlawful to issue this Prospectus. Please refer to the Glossary in Section 8 for terms and abbreviations used in parts of this Prospectus.

In making representations in this Prospectus, regard has been had to the fact that the Company is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to investors and professional advisers whom potential investors may consult. In this regard, Applicants should refer to, without limitation, the matters referred to in Section 7.

Section 2

Corporate Directory

Directors
Leonard Respinger
Phillip Sidney
Drew Townsend

Company Secretary
John Young

Business Office
Unit 1A, 207-229 Young Street
Waterloo, NSW 2017
Tel: (02) 9699 7444
Fax: (02) 9699 5386

Unit 1/130 Garden Grove Parade
Adamstown, NSW 2289
Tel: (02) 4953 9888
Fax: (02) 4953 9887

Registered Office
Unit 1A, 207-229 Young Street
Waterloo, NSW 2017
Tel: (02) 9699 7444
Fax: (02) 9699 5386

Share Registry*
Registries Limited
Level 2
28 Margaret Street
Sydney, NSW 2000
Tel: (02) 9290 9600
Fax: (02) 9279 0664

Auditors*
Charltons CJC Pty Ltd
GPO Box 188
Sydney, NSW 2001
Tel: (02) 9299 2959
Fax: (02) 9299 6590

PriceWaterhouseCoopers
18/F Yi An Plaza
33 Jian She Liu Ma Lu
Guangzhou 510060, PRC
Tel: 0011 86 20 8363 3168
Fax: 0011 86 20 8363 3182

ASX Code: QTM

* These entities have not been involved in the preparation of this Prospectus nor authorised or caused the issue of this Prospectus. Each takes no responsibility for any part of the Prospectus other than the reference to their respective names and in the case of the auditors, the audited financial information set out in Section 4.4, which each consents to.

Section 3

3.1 Offer of Shares

The Offer is being made for 4,444,444 Shares at an issue price of $0.45 each to raise $2 million. The Company will also accept oversubscriptions of up to 13,333,333 Shares at an issue price of $0.45 each to raise a total of $8 million. Applications must be for a minimum subscription of 55,000 shares or $24,750 and thereafter in multiples of 10,000 shares or $4,500. The purpose of the issue and the use of funds raised by the issue are set out in Section 4 of this Prospectus. Details of recent trading prices on the ASX of the Company's quoted shares are set out in Section 7.5.

3.2 How to Accept

Your acceptance of the Offer must be made on the Application Form attached to or accompanying this Prospectus.

If you wish to participate in the Offer, you must deliver or mail the completed Application Form to:

Quantum Energy Limited
Unit 1A, 207-229 Young Street
Waterloo, NSW 2017

Payment should be made as follows:

(a) a cheque drawn on an Australian bank or bank draft made payable in Australian currency to "Quantum Energy Limited Share Issue Account" and crossed "Not Negotiable", accompanying the Application Form to the above address; or
(b) direct deposit into the following bank account at the time of mailing the Application Form:
Account Name: Quantum Energy Limited Share Issue Account
BSB: 082 478
Account Number: 55 591 0569

The allocation of Shares under the Offer is at the absolute discretion of the Directors of the Company.

Your completed Application Form and payment must reach the above address no later than 5.00 pm EST on the Closing Date. However, the Directors may close the Offer early if applications are received for the maximum number of shares to be issued, prior to the Closing Date.

3.3 Australian Stock Exchange Listing

Application for official quotation by ASX of the Shares the subject of the Offer will be made within seven (7) days after the date of this Prospectus. If approval is not obtained from ASX before the expiration of three (3) months after the date of issue of the Prospectus, (or such period as varied by the ASIC), the Company will not issue any Shares and will repay all application monies within the time prescribed under the Corporations Act, without interest.

The fact that ASX may grant official quotation to the Shares is not to be taken in any way as an indication of the merits of the Company or the Shares now offered for subscription.

3.4 Allotment of Shares

Subject to:

a. Meeting the minimum subscription (as set out in Section 3.7 of this Prospectus); and

b. Permission for the Shares the subject of the Offer being granted official quotation by ASX (as set out in Section 3.3 of this Prospectus),

the Directors may proceed with the allotment of Shares under the Offer.

It is the responsibility of Applicants to determine their allocation prior to any trading in Shares. Applicants who sell Shares before they receive their holding statements will do so at their own risk.

If the minimum subscription is not reached within four (4) months of the date of this Prospectus, application monies will be refunded without any interest as soon as practicable after the Closing Date.

Where the number of Shares issued is less than the number applied for, or where no allotment is made, surplus application monies will be refunded without any interest to the Applicant as soon as practicable after the Closing Date.

Pending the allotment and issue of the Shares or payment of refunds pursuant to this Prospectus, all application monies will be held by the Company in trust for the Applicants in a separate bank account as required by the Corporations Act. The Company will be entitled to retain all interest that accrues on the bank account and each Applicant waives the right to claim interest.

3.5 Applications Outside Australia

This Prospectus does not constitute an offer of Shares in any jurisdiction where, or to any person to whom, it would not be lawful to issue the Prospectus or make the Offer. Residents of countries outside Australia should consult their professional advisor as to whether any government or other consents are required, or whether any formalities need to be observed should they wish to make an application for Shares on the basis of this Prospectus. No action has been taken to register or qualify the Offer or otherwise permit the Offer in any jurisdiction outside Australia.

3.6 Taxation Implications

The Directors do not consider that it is appropriate to give potential applicants advice regarding the taxation consequences of applying for Shares under this Prospectus, as it is not possible to provide a comprehensive summary of the possible taxation consequences. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to potential Applicants. Applicants should, therefore, consult their own professional tax adviser in connection with the taxation implications of the issue.

3.7 Minimum Subscription

The minimum subscription for the Offer is $2 million.

3.8 Underwriter

The issue is not underwritten.

3.9 Clearing House Electronic Sub-Register System ("CHESS") and Issuer Sponsorship

Electronic registers mean the Company will not be issuing Share certificates in respect of shares issued under the Offer. Instead, Applicants will be provided with a statement (similar to a bank account statement) that sets out the number of Shares allotted to them under this Prospectus.

The Company will apply to ASX to participate in CHESS, for those investors who have, or wish to have, a sponsoring stockbroker. Investors who do not wish to participate through CHESS will be issuer sponsored by the Company. Because the sub-registers are electronic, ownership of securities can be transferred without having to rely upon paper documentation.

Further, monthly statements will be provided to holders in circumstances in which there have been any changes in their security holding in the Company during the preceding month.

3.10 Privacy Act

If you complete an application for Shares, you will be providing personal information to the Company (directly or to the Company's share registry). The Company collects, holds and will use that information to assess your application, service your needs as a Shareholder, facilitate distribution payments and corporate communications to you as a Shareholder and carry out administration.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print services providers, mail houses and the Company share registry.

You can access, correct and update the personal information that we hold about you. Please contact the Company or its registry if you wish to do so at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation, including the Privacy Act 1988 (as amended), the Corporations Act and certain rules, such as the SCH Business Rules. You should note that if you do not provide the information required on the Application Form Shares, the Company may not be able to accept or process your application.

3.11 Enquiries

Any questions concerning the issue should be directed to Mr John Young, at Unit 1A, 207-229 Young Street, Waterloo, NSW 2017, telephone (02) 9699 7444.

Section 4

4.1 Purpose of the Issue

The purpose of the issue is to provide working capital to assist in the achievement of certain Company milestones, including:

Australia

The Company proposes undertaking an extensive Australian advertising campaign. The advertising campaign will involve radio and other media to increase the profile of the Company's products to lift sales levels and brand awareness and to educate the market of the significant advantages the Company considers are entailed with the Quantum products.

The advertising campaign will also assist the sale of swimming pool heaters, particularly in the September to February period.

The Company also proposes improving and enlarging Australian factory operations to increase production capacity. This may also involve sourcing certain product parts from China to reduce costs.

The increased production capacity in both Australia and more importantly China, will allow the Company to supply products to overseas countries, particularly the US as demand increases there.

US Market

The Company intends to attempt to establish a market presence and demand for its product in the US. The money raised pursuant to this prospectus will be used to assist the process of entering into distribution arrangements for both hot water and swimming pool heater products within the US.

The Company also plans to pursue arrangements with financiers to provide funding for the introduction of hot water product for both commercial and residential purposes with user payments on a lease basis. This is expected to facilitate the roll out of product across the US and Australia more rapidly. These arrangements may also utilise the renewable energy certificates or carbon credits that often apply on the installation of products, to reduce the capital cost of the product.

Acquisitions

The Company will seek to undertake acquisitions if available on a cost effective basis to increase the Company's distribution of product, such as through the purchase of compatible retail networks.

Research and Development

The Company intends to continue to improve and seek to develop new and enhanced products to ensure it retains existing product advantages it considers it holds over competitors' products. This may involve the design of specific product enhancements, or the development of products for different markets depending upon newly identified customer needs.

The Company intends to continue commercially developing a number of new products by early 2004, including:

- the introduction of a newly developed heat pump system to heat oil to enable it to flow freely whilst being transmitted from the oil fields to major distribution ports. The initial system will

utilize geothermal heat pump technology which Quantum has previously applied for other heating solutions. Quantum is hopeful of commissioning its first system by the end of December 2003.

- the completion of the design and manufacture of 80 litre hot water units, which will be available for distribution in the China and the South East Asian market in early 2004. These units can typically be installed in small apartments and can provide hot water requirements at a very cost effective capital and operational cost.

- the completion of the design and manufacture of a self contained heating, cooling and hot water unit within one system. The Company considers this will result in considerable capital and operating cost benefits compared to the aggregated costs of such products operating separately, as well as reducing the size footprint for these products. The directors are not aware of any other product of this nature in the world currently available for consumer purchase and sales of this self contained product are expected to be considerable.

While the Company is working to achieve all of the above milestones, as much of the above has not been finalised or fully implemented, the Company can give no assurance that it can achieve the above milestones at all, or within the timeframes or costings being targeted by the Company.

4.2 Use of Funds

Shortly after the Issue pursuant to this Prospectus the Company anticipates that it will raise additional capital of up to $5 million, under a Share Purchase Plan to eligible Shareholders.

The Company estimates that the proceeds of this Issue and the anticipated proceeds of the Prospectus and Shareholders Share Purchase Plan will be used and applied by the Company in the manner set out below. Given the potential range of funding which may be received under the Prospectus and Share Purchase Plan the estimated application of funds has been set out for potential ranges of funding which may be received:

Aggregate funding from Prospectus and Share Purchase Plan	$2 million	$8 million	$13 million
Expenses of Offer	$250,000	$550,000	$600,000
Working Capital		$5.45 million	$10.4 million
Research & Development	$0.75 million	$1 million	$1 million
US Expansion	$1 million	$1 million	$1 million
No of Additional Shares Issued	4,444,444	17,777,777	28,888,889
Increase to cash reserves net of other expenses	$1.75 million	$7.45 million	$12.4 million

4.3 Effect of the Issue and Pro Forma Statement of Financial Position

The principal effect of the Issue will be to:

a. Increase cash reserves available to the Company (together with the anticipated proceeds of the Shareholders Share Purchase Plan) in the range set out above after deducting estimated expenses of the Issue; and
b. Increase the number of Shares on issue in the range set out above so that if the maximum $8 million is received under the Issue and $5 million is received under the Share Purchase Plan the number of shares on issue in the Company would increase by 28,888,889 Shares from that number currently on issue as at the date of this Prospectus, to 901,948,321 Shares.

4.4 Historical Financial Information

Set out below is:

a. An audited statement of financial performance of the Company for the year ended 30 June 2003.
b. An audited statement of financial position of the Company as at 30 June 2003;
c. An audited pro forma consolidated statement of financial position of the Company as at 30 June 2003 (incorporating the effect of the Issue and the Share Purchase Plan as though the Issue and Share Purchase Plan were completed on 30 June 2003); and
d. An audited cash flow statement of the Company for the year ended 30 June 2003.

Quantum Energy Limited Consolidated Audited Statement of Financial Performance for the year ended 30 June 2003

Revenues from ordinary activities	7,818,563
Other Revenues	274,344
Raw materials and consumables used	(3,499,766)
Employee benefits expense	(2,149,678)
Depreciation and amortisation expense	(62,792,528)
Borrowing costs expense	(505,069)
Other expenses from ordinary activities	(2,748,312)
Profit from ordinary activities before income tax expense	(63,602,446)
Income tax expense relating to ordinary activities	998,470
Profit from ordinary activities after related income tax expense	(62,603,976)
Net profit	(62,603,976)
Net profit attributable to members of the - parent entity	(62,479,442)
- Outside equity interests	(124,534)
Total changes in equity other than those resulting from transactions with owners as owners	(62,603,976)

Quantum Energy Limited Consolidated Audited Pro Forma Statement of Financial Position as at 30 June 2003

	Audited 30 June 2003	Adjustments	Audited Pro forma
Current Assets			
Cash Assets	1,526,562	6,700,000	8,226,562
Receivables	3,370,350		3,370,350
Inventories	4,889,611		4,889,611
Other	160,985		160,985
Total Current Assets	9,947,508	6,700,000	16,647,508
Non Current Assets			
Property, Plant & Equipment	1,908,474		1,908,474
Deferred Tax Assets	998,470		998,470
Intangibles – Research & Development & Patents	178,295		178,295
Other	196,622		196,622
Total Non Current Assets	3,281,861		3,281,861
Total Assets	13,229,369	6,700,000	19,929,369
Current Liabilities			
Payables	2,426,330		2,426,330
Interest-bearing Liabilities	3,756,141		3,756,141
Provisions	61,961		61,961
Total Current Liabilities	6,244,432		6,244,432
Total Liabilities	6,244,432		6,244,432
Net Assets	6,984,937	6,700,000	13,684,937
Equity			
Contributed Equity	70,164,242	6,700,000	76,864,242
Reserves	(298,350)		(298,350)
Accumulated Losses	(64,037,371)		(64,037,371)
Outside Equity Interest	1,156,416		1,156,416
Total Equity	6,984,937	6,700,000	13,684,937

Assumptions used in preparation of the Pro Forma Statement of Financial Position

The consolidated pro forma statement of financial position has been prepared to reflect the financial position of the Company as if the following transactions had occurred at 30 June 2003:

a. The proposed issue of 4,444,444 Shares at an issue price of $0.45 per Share (to raise $2 million), less expenses of the Offer of approximately $250,000, pursuant to this Prospectus; and
b. The proposed issue of up to 11,111,111 Shares at an issue price of $0.45 per Share (to raise up to $5 million), less expenses of approximately $50,000, to be offered to Shareholders under a Shareholder Share Purchase Plan shortly after the Issue pursuant to this Prospectus.

No material change has occurred in the financial position of the Company since 30 June 2003 except a loan of $200,000 owed by the Company has been satisfied by conversion into shares as disclosed in an ASX announcement on 8 July 2003.
Quantum Energy Limited Consolidated Audited Statement of Cash Flows for the year ended 30 June 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Receipts from customers	5,583,106
Payments to suppliers and employees	(12,431,442)
Sundry income	270,046
Interest received	4,298
Borrowing costs	(505,069)
Net cash provided by (used in) operating activities	(7,079,061)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property, plant and equipment	(1,217,830)
Purchase of investments	(229,518)
New Business set-up costs	(1,690,415)
Net cash provided by (used in) investing activities	(3,137,763)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issue of shares	5,625,600
Proceeds from borrowings	6,887,030
Repayment of borrowings	(1,598,889)
Net cash provided by (used in) financing activities	10,913,741
Net increase in cash held	696,917
Cash at 1 July 2002	829,645
Cash at 30 June 2003	1,526,562

Forecasts

The Company has not included forecasts in the Prospectus, as Directors do not believe they have, at this time, a reasonable basis for inclusion of reliable forecasts, having regard to the factors outlined in ASIC Policy Statement 170. However, in accordance with the same ASIC Policy Statement, the Directors have attempted to detail below some of the major factors that are likely to impact on the Company's future operating results:

The Company is expected to derive the majority of its revenue from operations in China. As set out in the disclosure to the ASX on 8 August 2003, the Company's current position in relation to its China operations is as follows:

The Company has interests in two joint ventures in China: Shandong Quantum New Energy Co Ltd (Shandong); and Yunnan Hua Teng New Energy Company (Yunnan). In summary the Company has a 65% interest in Shandong (with Shengli Oilfield (Sinopec) holding a 35% interest) and a 51% interest in Yunnan (with Yunnan Metallurgical Group holding a 49% interest). The operating results of the Shandong and Yunnan joint ventures are incorporated in the Company's 30 June 2003 accounts set out above.

Through the joint venture interest that the Company holds in each of the Shandong and Yunnan joint ventures, the Company accounts in its operating results its respective joint venture percentage interest (namely 65% for Shandong and 51% for Yunnan), of the operating results of the two joint venture companies. Accordingly if the production activity and profitable performance of the joint venture companies increase this flows through into the operating performance of the Company (in the respective joint venture proportionate interests).

The Shandong joint venture is located in Dongying, Shandong Province and is producing central heating systems, solar heat pump hot water systems and pool heating products. Sinopec, the ultimate controller of the Company's joint venture partner in this joint venture, is currently listed at number 86 on the Fortune Global 500. The Yunnan joint venture is located in Kunming, Yunnan Province. This joint venture is manufacturing solar hot water systems for the Company. This plant is being upgraded to produce central heating and pool heating systems.

As disclosed to the ASX on 8 August 2003, the status of the Company's current major projects being implemented (through the joint venture companies) fall into four distinct categories:

1. Signed contracts following trials;
2. New projects with trials in progress;
3. Projects awaiting commencement of trials; and
4. Proposals given to prospective customers awaiting approvals for trials.

1. As previously set out in the Announcement to ASX dated 8 August 2003, the joint venture companies have entered into signed contracts with customers for the supply of products for total revenue of AUD14 million.

2. New Projects with trials in progress if successful are expected to generate AUD3.4 million for the joint venture companies.

3. Projects awaiting trials for the supply of both central heating and hot water products, include one project in Shandong Province and two projects in Shanghai.

The trialling for the Shandong Province project will commence in October 2003. If the joint venture companies are successful in the trial, the joint venture companies expect revenues from the project of AUD18 million.

One of the projects in Shanghai will begin trialling in September 2003 and depending on the eventual design configuration and the success of the trial, may potentially translate into a project expected to generate revenue to the joint venture companies of between AUD3.3 million and AUD16.5 million. The other Shanghai project will be trialled in January 2004 and depending on successful trialling, may potentially translate into a contract for revenues to the joint venture companies of AUD250,000.

4. Prospective customers awaiting approval for trials currently total nine and the prospective revenue of these projects for the joint venture companies may potentially total AUD35 million.

Smaller projects which are ongoing and do not require trials are progressing as expected. The Company expects these to result in orders being placed for the Company's products.

The Company is in discussions concerning projects to supply Quantum products for the Beijing and Qingdao 2008 Olympic Games. Various submissions have been given to the Olympic Organising bodies and the Company expects that these submissions may potentially result in orders being placed for the Company's products.

With the exception of the signed contracts at 1 above, the potential revenues from these projects are indicative of earning potential only and are not guaranteed. All of the above projects are through the Shandong joint venture in which the Company holds a 65% joint venture interest.

The Company expects to derive revenue from the sale of its full product range inclusive of storage hot water systems, swimming pool heaters and central heating systems. The Company is also in

the process of developing a commercial model for its three in one heating, cooling and hot water system. As disclosed to the ASX on 22 August 2003, the expectations in relation to this product are described below.

Quantum has produced a patented model of a system that can achieve central heating, cooling and hot water applications in one product.

The product was developed originally for the China market; however, it will also have a large world-wide market. At present in areas of extreme cold temperatures three separate products would be required, with one for heating, another for cooling and another for hot water. Standard air-conditioners, which do some of the applications above, are impractical and comparatively inefficient in very cold weather.

The cost benefit for consumers is substantial as the Quantum model would cost approximately half the capital cost and save up to 75% of energy usage compared to the three separate units. The potential customer base for this product is immense and customers have already ordered this product prior to its final commercial release, which is expected to be before the end of this calendar year.

As noted above, a significant part of the Company's revenue will be derived principally from China but as detailed in the Prospectus the Company will pursue opportunities in other regions, such as the North America and Europe. It is expected these areas will also contribute revenues before the end of the financial year.

The above information is provided to allow further understanding in relation to the Company's future financial performance. Investors should refer to section 6 of this Prospectus for risks involved in this offering, including risks associated with the Company's potential revenue.

4.5 Pro Forma Capital Structure of the Company

Set out below is a summarised table of the existing and prospective capital structure of the Company based on the maximum raising of $8 million pursuant to this Prospectus and a further proposed capital raising of up to $5 million by way of a Shareholder Share Purchase Plan.

	Shares	**Options**
Existing	(i) 873,059,432	(ii) 12,000,000
Share Offer	17,777,778	(iv)
Shareholder Share Purchase Plan	(iii) 11,111,111	-
Total	**901,948,321**	**12,000,000**

(i) Existing Shares

Includes the following:

a. 57,113,292 Shares which are quoted on ASX; and

b. *Restricted securities: The following share, together with such other shares the ASX may specify as restricted from time to time.*

1,440,000 Shares	(subject to escrow until 5 September 2003);
6,292,000 Shares	(subject to escrow until 27 November 2003); and
808,214,140 Shares	(subject to escrow until 6 June 2005).

(ii) Options

Includes the following:

a. 8,000,000 Options exercisable at $0.25 prior to 30 June 2005 (subject to escrow until 6 June 2005);
b. 4,000,000 Employee Options exercisable at $0.90 as follows:

   (i) One third exercisable by 15 July 2004;
   (ii) One third exercisable by 15 July 2005;
   (iii) One third exercisable by 15 July 2006

   These 4,000,000 options are subject to certain employment conditions being met.

None of the above Options are quoted on the ASX.

(iii) Shareholder Share Purchase Plan

The Company anticipates that it will make an offer to eligible shareholders of up to 11,111,111 Shares at $0.45 per share to raise up to a further $5 million before costs, under a Shareholder Share Purchase Plan, shortly after the Issue pursuant to this Prospectus.

(iv) Options under Share Offer

As set out in Section 7.3 of this Prospectus, the Company will issue to Bell Potter or any other stock broker or licensed securities dealer, one option for each Share issued under the Prospectus to parties introduced by such person. Such options will be exercisable at $0.45 up to 30 October 2005.

Section 5

5. Rights Attaching to Shares

The following is a summary of the more significant rights and liabilities attaching to Shares to be issued pursuant to this Prospectus. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders in the Company. To obtain such a statement, persons should seek independent legal advice.

Full details of the rights attaching to Shares are set out in the Company's Constitution, a copy of which is available for inspection at the Company's registered office, during normal business hours.

5.1 Rights Attaching to Shares

Share Capital: The share capital in the Company consists of ordinary shares. All existing issued Shares or Shares to be issued pursuant to this Prospectus are of the same class and rank equally in all respects except insofar as any of them may be classified as "restricted securities".

Voting Rights: Subject to any rights for the time being attached to any class or classes of Shares and provided no amount due and payable in respect of a class is unpaid (at present there are no partly paid shares or unpaid calls) at a general meeting of the Company, every holder of Shares present in person or by proxy, attorney or representative on a show of hands has one vote, and on a poll one vote, per Share.

Dividend Rights: Subject to the rights of holders of shares issued with any special preferential or qualified rights, the profits of the Company which the Directors of the Company may from time to time determine to distribute by way of dividend will be declared and paid according to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited), on the Shares in respect of which the dividend is paid. Any amount paid upon a Share during the period in respect of which a dividend is declared only entitles the holder of that Share to an apportioned amount of that dividend as from the date of payment.

Rights on Winding-up: Subject to the Company's Constitution and any special rights attaching to any class of Shares, shareholders will be entitled in a winding up to a share in any surplus assets of the Company in the manner determined by the relevant liquidator subject to the special resolution of Shareholders.

Transfers of Shares: Subject to the Company's Constitution and the Corporations Act, the Company's shares are freely transferable.

Creating and Issue of further Shares: The allotment and issue of any new Shares is at the discretion of the Board. Subject to any restrictions on the allotment of Shares imposed by

	the Company's Constitution, or the Corporations Act, the Board may issue those new shares on such terms and conditions, and with rights and privileges, as the Board from time to time may determine.
Variation of Rights:	At present the Company has only Ordinary Shares on issue. If shares of another class are issued, the rights, privileges and restrictions attaching to the shares may be altered with the sanction of a special resolution passed at a separate general meeting of the shareholders of the shares, or with the written consent of at least three quarters of the Shareholders of the Shares.
General Meetings:	Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Company's Constitution, the Corporations Act or the Listing Rules.
Calls on Shares:	Where Shares are issued as partly paid, at present there are none, the Directors may make calls upon the holders of those shares to pay the whole of, or a portion of the balance of the issue price. If a Shareholder fails to pay a call or instalment of a call, then subject to the Corporations Act and the Listing Rules, the Shares in respect of the call may be forfeited in accordance with the Company's Constitution.
Buy Back:	The Company may buy Shares in itself in accordance with the Corporations Act on the terms and at the times determined by the Board.

Section 6

6. Risk Factors

6.1 General

The Shares offered under this Prospectus should be considered speculative because of the nature of the Company's business.

Whilst the Directors recommend the issue, there are however, numerous risk factors involved. The following is a summary of the more material matters to be considered. However, this summary is not exhaustive and applicants should examine the contents of this Prospectus in its entirety and consult their professional advisors before deciding whether to apply for Shares.

Factors which may affect the Company's financial position, prospects and the price of its listed securities, include the following:

6.2 Dependence on Key Employees

The success of the Company will depend on the continuing employment of its key employees. The Company has in place employee contracts with key employees. The Company has an objective of providing attractive employment conditions in general to assist in retaining key employees.

6.3 Industry Risk

The Company's primary focus will be the manufacture and distribution of solar hot water systems, central heating systems and swimming pool heaters. The cyclical nature of these markets may adversely affect the financial performance of the Company.

6.4 Product Risk

There is the risk that new technologies make obsolete all current hot water systems, pool heaters and central heating systems or are able to offer a more cost effective or energy efficient alternative.

6.5 Renewable Energy Certificates

Australian customers purchasing and installing a Quantum hot water system in Australia which is not replacing an existing solar unit currently qualify for Australian Greenhouse Office "Renewable Energy Certificates" ("RECs"). Generally RECs so generated are assigned to Quantum by the customers. Quantum in turn compensates customers for those RECs in the form of a discount to the normal sale price. The quantity and value of RECs generated per solar hot water system vary depending on the model and location of the installation but irrespective of these factors the RECs represent a significant proportion of the sale price. The Directors believe that qualifying for and subsequently trading in the RECs for a dollar value is important in securing a significant number of current domestic sales.

If the Federal Government determined that Quantum's solar hot water systems did not qualify for RECs this would significantly affect the Australian operations and sales as Quantum would be at a serious competitive disadvantage to its competitors. If the REC programme was abolished in its entirety this would impact on all solar hot water manufacturers. Whilst this could reduce the overall market share and the growth of the solar hot water market it could be assumed demand for solar

hot water systems would still be sufficiently strong as to allow for a majority of manufacturers to continue to operate in the Australian market.

6.6 State Government Rebates

Some of the Australian State Governments provide incentives to purchasers of solar hot water systems by way of a rebate. The structures of the rebate varies from State to State however as a rule of thumb the rebates only apply to solar hot water systems that qualify under the Australian Greenhouse Office REC programme. The significance of the rebate is important to manufacturers of solar hot water systems and the inability of products to qualify for the rebate when competitors do qualify for the rebate would be financially damaging. In the case of Quantum the significance of not qualifying for the rebates could be to force the Company to consider a reduction in the sale price of its solar hot water products in order to maintain its competitive position. This would impact on the profitability of operations.

6.7 Product Warranties

The Company provides product warranties ranging from one to five years. There is a risk that claims may be made by customers under these warranties in the event that products do not meet the customers desired standards and the claims are of sufficient volume and cost, that the Company is adversely affected in meeting this commitment. No material warranty claims have been received to this date.

6.8 Access to Funds

The Company's ability to implement its business strategies is reliant upon the raising of sufficient capital to provide the necessary funding to finance the development, manufacture and distribution of products.

The Company in the future may be reliant on the access to new finance and bank facilities to ensure long term profitable growth.

The Company considers it has sufficient funding internally from this offer and within its China companies to handle current and anticipated production levels.

6.9 Legislative Changes

Changes in government regulations and policies may adversely affect the financial performance of the Company. The Company is not aware at this time of any specific material changes in relevant regulations or policies in Australia affecting its business operations.

As previously indicated, changes or non-acceptance of Quantum qualifying for the Australian Greenhouse Office Renewable Energy Certificate programme may also adversely affect the financial performance of the Company Group.

6.10 China Operations

Quantum is a shareholder in three companies in China which have been established as a vehicle for the Company's operations in China and which will be responsible for the majority of the Company's anticipated sales and revenues.

Quantum is dependent upon these companies and if any problem arose with its equity partners or with China's business relations with the world or Australia this may have an adverse impact on the Company.

The Company may have difficulty in accessing profits or funds from Chinese companies despite statutory regulations in existence governing the operations and control of these companies which enable this to occur.

Whilst the Company has established relations and has expectations significant revenues will continue to be generated from business prospects in China, a large part of the prospects of the Company in China is dependent on relationships and understandings it has with organisations. The nature of these contractual arrangements in China is such that doubt exists in relation to the legal recourse against such parties and consequently prospective revenues from these companies may not be realised.

6.11 Foreign Exchange

As the Company will be operating internationally, material movements in exchange rates may have an adverse effect on the Company's revenue and profitability.

6.12 Changes in Taxation

The Company will be taxed in Australia as a public company. There exists a risk that changes in taxation law and taxation rates in Australia may adversely affect the Company's profitability.

The subsidiaries of the Company established in China will however be taxed in China. There exists a risk that changes in taxation law and taxation rates in China may adversely affect the Company's profitability and therefore the Company's ability to distribute dividends in Australia.

6.13 Intellectual Property

The Company owns intellectual property relating to its technologies and products. There are general risks associated with the intellectual property, including the rights to the content of the intellectual property published. Patents have been granted in Australia and New Zealand for certain aspects of the Company's technology and patent applications have been filed in relation to other aspects of the Company's technology and in relation to other jurisdictions. Some of the technology of the Company has patents pending in some jurisdictions or is not patented at all in that jurisdiction yet. There is a risk that the Company may not be able to obtain full patent protection of aspects of its technology or patent protection in all jurisdictions where it proposes to do business. Hence there is a risk that other parties will copy or otherwise infringe the Company's intellectual property to sell similar products.

6.14 Limited Operating History

As the Company has only been operating its current business for a short period of time and is still in its early stages of development, there is little track record and consequently a risk that the business objectives may not be achieved in the time frames anticipated.

6.15 Management of Growth

The potential rapid growth of the business gives rise to risks associated with not effectively managing such growth. There is a risk associated with the Company's internal administration systems not being able to adequately handle the growth of the business.

6.16 Continuity of Strategic Relationships

The Company is reliant to a certain extent on the strategic business relationships that it has developed. The possible break-down of these relationships may have an adverse affect on the Company's profitability and growth.

6.17 ASX Share Investment Risk

There are various risks associated with investing in any form of business and with investing in the stock market generally. The value of Shares will depend upon general stock market and economic conditions as well as the specific performance of the Company. Investors should be aware that an investment in the Company involves risks which may be higher than the risks associated with an investment in other companies. The Company's share price may be subject to significant volatility.

There is no guarantee of the price at which the Shares will trade on the ASX after the issue. There can also be no guarantee that an active market in Shares will develop.

6.18 US Operations

The Company anticipates entering into distribution arrangements for their products within the US. There is a risk associated with securing these arrangements and in finding the most appropriate commercial partners, which may delay the sale of products in the US.

6.19 Research & Development

The Company intends to introduce a number of new products in the next 12 months. Delays in the design and production of new products may have an adverse affect on the Company's profitability and growth.

Section 7

7. Additional Information

7.1 Continuous Disclosure Obligations

The Company is a "disclosing entity" (as defined in Section 111AC of the Corporations Act) and, as such, is subject to regular reporting and disclosure obligations. Specifically, like all listed companies, the Company is required to continuously disclose any information it has to the market which a reasonable person would expect to have a material effect on the price or the value of the Company's securities.

The Company has lodged numerous documents with ASIC and the ASX since 13 March 2003, the date of the last prospectus. Since that time, the Company has lodged the following documents with ASIC and the ASX:

Date lodged with the ASX	Document Lodged
13 March 2003	Disclosure document – this document was a prospectus for a capital raising the Company undertook prior to being readmitted to the ASX. The document contained information on the business of the Company, the directors and corporate governance, risk factors in relation to investing in the Company and a report from an investigating accountant.
12 May 2003	Media Release for the ASX: Set to Take on the World
30 May 2003	Change of Director's Interest Notice for ASX
30 May 2003	Change of Director's Interest Notice for ASX
5 June 2003	Reinstatement to Official Quotation
5 June 2003	Pre-Reinstatement Disclosure
5 June 2003	Distribution Schedule
5 June 2003	Top 20 shareholders
5 June 2003	Terms & Conditions of Options
5 June 2003	Fully Paid Ordinary Shares – Restricted Securities
5 June 2003	Circular re Reinstatement to Official Quotation
5 June 2003	App3B-Working Capital/Yunnan Hua Teng New Energy Co
5 June 2003	Constitution
6 June 2003	Prospectus offer closed/reinstatement
16 June 2003	Business Operations and Contracts
3 July 2003	Change of Directors and Secretary
8 July 2003	Appendix 3B – New Issue
8 July 2003	Initial Director's Interest Notice
8 July 2003	Change of Director's Interest Notice
8 July 2003	Change of Director's Interest Notice
8 July 2003	Final Director's Interest Notice
8 July 2003	Final Director's Interest Notice
16 July 2003	Appendix 3B – Part of employment package for employees
16 July 2003	Appendix 3B – Attachment
25 July 2003	Appendix 3B – Employee options
1 August 2003	Suspension from Official Quotation forthwith
1 August 2003	Reinstatement to Official Quotation

1 August 2003	Commitments Test Entity – Fourth Quarter Report
4 August 2003	Change of Director's Interest Notice
4 August 2003	Change of Director's Interest Notice
8 August 2003	China Developments
15 August 2003	Comment on newspaper articles re Sale of Shares by Directors
22 August 2003	New Product Development
12 September 2003	Audited Financial Statements for 2002/2003 Financial Year

Information that is already in the public domain has not been reported in this Prospectus other than that which is considered necessary to make this Prospectus complete.

The Company states that:

a. It is subject to regular reporting and disclosure obligations;

b. Copies of documents lodged with the ASIC in relation to the Company (not being documents referred to in Section 1274(2)(a) of the Corporations Act) may be obtained from, or inspected at the offices of the ASIC; and

c. Copies of all documents lodged with the ASIC in relation to the Company can be inspected at the registered office of the Company during normal office hours for 3 months following the date of this Prospectus, or until the offer under this Prospectus closes, whichever occurs first.

7.2 Interest of Directors

Other than as set out below or as detailed elsewhere in this Prospectus;

No Director or proposed Director holds, or has held at any time during the last two years, an interest in:

The formation or promotion of the Company;

Property acquired or proposed to be acquired by the Company in connection with:

Its formation or promotion; or

The Offer.

No other amounts have been paid or agreed to be paid, and no benefit has been given or agreed to be given, by any person to any Director or proposed Director to induce them to become, or to qualify them as, a Director or otherwise for services rendered by them in connection with the promotion or formation of the Company or the Offer except those issued for services as described.

Each Director's direct and indirect interests in Shares and Options at the date of this Prospectus are:

	Shares		Options	
Director	**Direct**	**Indirect**	**Direct**	**Indirect**
Leonard Respinger	20,000	764,455,200		
Phillip Sidney		764,435,200		
Drew Townsend	128,000	764,435,200		7,390,000

The non-executive Directors are entitled to receive Directors' fees of $10,000 each and to be reimbursed for reasonable expenses incurred by Directors on Company business.

Mr Phillip Sidney has entered into an executive service agreement with the Company to act as its Managing Director. The terms provide for annual remuneration of $150,000 plus statutory superannuation.

Hall Chadwick, a firm in which Mr Drew Townsend is a partner, has been paid $75,800 excluding GST, in consideration for services rendered to the Company in connection with the promotion of the previous Prospectus and other consultancy work.

7.3 Interests of Experts and Advisers

Other than as set out below or elsewhere in this Prospectus, no expert nor any organization in which such expert has an interest, has or had within two (2) years before the lodgement of this Prospectus with the ASIC, any interest in:

a. The promotion or formation of the Company;

b. Property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the offer of Shares pursuant to this Prospectus; or

c. The offer of Shares pursuant to this Prospectus.

And no amounts have been paid or agreed to be paid (in cash or shares or otherwise) to any expert or to any firm in which any such expert is a Partner, either to induce him to become, or to qualify him as, an expert or otherwise for services rendered by him or by the firm in connection with the promotion or formation of the Company.

The Company will pay to Bell Potter and any stockbroker or licensed securities dealer in respect of a person subscribing for the Shares ("Dealer"), a commission at the rate of 5% on the amount of application monies the subject of an application which results in an allotment of Shares, where the party has introduced the investor.

Bell Potter and any other licensed securities dealer will also receive one option for every one share applied for in respect of monies raised from parties they introduce. The options will be exercisable at $0.45 up to 30 October 2005.

7.4 Estimated Expenses of Issue

The estimated expenses of the issue are as follows based on the minimum subscription:

	($)
Capital Raising Fees	$120,000
Professional and Broker Fees	$100,000
Miscellaneous Expenses	$30,000
Total	$250,000

7.5 Market Price of Fully Paid Shares

The Company is a disclosing entity for the purposes of the Corporations Act and its Shares are enhanced disclosure securities quoted on ASX.

The highest and lowest market sale prices of the Company's Shares on ASX during the five trading days immediately preceding the date of lodgement of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: $0.56 per Share on 9 September 2003

Lowest: $0.49 per Share on 5 September 2003

The latest available closing sale price of the Company's Shares on ASX prior to the lodgement of this Prospectus with the ASIC was $0.51 on 11 September 2003.

The Company issued a prospectus dated 13 March 2003 pursuant to which 16 million shares were issued at a price of $0.25 per share. Shortly after the Issue pursuant to this Prospectus the Company proposes a Share Purchase Plan for existing Shareholders under which a maximum of 5,000 shares will be offered to each shareholder at $0.45 per share.

7.6 Directors Consent

Each Director has consented to the lodgement of this Prospectus with the ASIC.

Signed by or on behalf of each director of the Company pursuant to a resolution of the Board of Directors of the Company.

Phillip Sidney, Chairman

Section 8

Glossary

Applicant means a Shareholder who applies for Shares pursuant to the Offer.

Application Form means the application form either attached to or accompanying this Prospectus.

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian Stock Exchange Limited (ACN 008 624 691).

Business Day means a day on which trading takes place on the stock market of ASX.

Closing Date means the closing date of the Offer as set out in Section 1.1 of this Prospectus.

Company or Quantum means Quantum Energy Limited (ABN 19 003 677 245).

Constitution means the Company's Constitution as at the date of this Prospectus.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the Directors of the Company at the date of this Prospectus.

Dollar or "$" means Australian dollars.

Issue means the issue of Shares offered by this Prospectus.

Listing Rules or ASX Listing Rules means the Listing Rules of the ASX.

Offer means the offer of Shares referred to in the "Details of the Offer" section of this Prospectus.

Opening Date means the opening date for receipt of Application Forms under this Prospectus as set out in Section 1.1 of this Prospectus.

Option means an option granted by the Company to subscribe for unissued shares in the Company

Prospectus means this Prospectus dated 12 September 2003.

Share means a fully paid ordinary share in the capital of the Company.

Shareholders means Shareholders of the Company.

EST means Eastern Standard Time.

Application Form

Quantum Energy Limited ABN 19 003 677 245 INSTRUCTIONS FOR A TO K ARE SET OUT ON THE REVERSE OF THIS APPLICATION FORM	Brokers Reference

PLEASE USE BLOCK LETTERS

BROKER CODE	ADVISER CODE

Print your full name (given name then surname) or Company name (plus ACN/ABN) – refer to the guide on the reverse of this Application Form

A — FULL NAME

B — JOINT APPLICANT NO 2 / 3 OR ACCOUNT DESIGNATION

C — ADDRESS

SUBURB/TOWN	STATE	POSTCODE

D

CONTACT NAME	TELEPHONE WORK	TELEPHONE HOME
	EMAIL ADDRESS	

E — DATE / /2003

F

I/WE APPLY FOR	NO OF SHARES	At $0.45 per Share. Minimum parcel is $24,750.00	A$ .00

G — CHEQUE DETAILS / ELECTRONIC DIRECT DEBIT *(circle payment option selected)*

DRAWER	BANK	BRANCH	AMOUNT $

Lodge your Application Form as soon as possible

X PIN YOUR CHEQUE HERE Cheques should be made payable to:
"Quantum Energy Limited Share Issue Account"

H This Application Form does not need to be signed. By lodging this Application Form and payment of the application money the applicant hereby:

- Applies for the number of Shares specified in the Application Form or such lesser number as may be allocated by the Directors; and
- Agrees to be bound by the terms and conditions set out in the Prospectus and the Constitution of the Company; and
- Authorises the Directors to complete or amend this Application Form where necessary to correct any errors or omissions

I

TAX FILE NUMBER(S) OR EXEMPTION CATEGORY SURNAME GIVEN NAME(S)	ABN/TFN OR EXEMPTION

J	CHESS / HIN / QTM SRN	

GUIDE TO THE APPLICATION FORM

Please complete all relevant white sections of the Application Form using BLOCK LETTERS. There is no facility for online Applications.
If you have any questions on how to complete this Application Form, please telephone the Financial Controller on (02) 9699 7444 or contact your stockbroker, solicitor, accountant or financial or other professional adviser.

Please post or deliver the completed Application Form to:

Quantum Energy Limited
Unit 1A, 207-229 Young Street
Waterloo, NSW 2017
To reach that address prior to 5.00 pm EST on the Closing Date. Refer H below for payment options which must received at the time of receiving the Application Form.

A Write your FULL NAME in Box A. This must be either your own name or the name of a company. If a company, please also include its ACN/ABN. You should refer to the bottom of this page for the correct forms of name which can be registered. Applications using the incorrect form of name may be rejected.

If your Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid by the Company. Any decision by the Company as to whether to treat your Application as valid, and how to construe, amend or complete it, shall be final. You will not, however, be treated as having offered to subscribe for more Shares than is indicated by the amount of the accompanying cheque for the application monies referred to in Box G.

B If you are applying as JOINT APPLICANTS, complete Boxes A and B. You should refer to the bottom of this page for instructions on the correct form of name. Up to three Joint Applicants may register.

C Enter your POSTAL ADDRESS for all correspondence. All communications to you from the Share Registry (shareholding statements, dividend, cheques, annual/interim reports, correspondence, etc) will be mailed to the person(s) and address as shown. For Joint Applications, only one address can be entered.

D Please provide your TELEPHONE NUMBER(S) and EMAIL ADDRESS and contact name in case there is a need to contact you in relation to your Application.

E Insert the date of completion of the Form.

F Insert the NUMBER OF SHARES you wish to apply for in Box F.

Enter the total amount of your application monies in Box F2. The amount must be equal to the total number of Shares multiplied by $0.45 per Share.

G Payment should be made as follows:
(a) a cheque drawn on an Australian bank or bank draft made payable in Australian currency to "Quantum Energy *Limited Share Issue Account" and crossed "Not Negotiable", accompanying the Application Form; or*
(b) direct deposit into the following bank account at the time of mailing the Application Form:
Account Name: Quantum Energy Limited Share Issue Account
BSB: 082 478
Account Number: 55 591 0569
Do not send cash. A separate cheque should accompany each Application Form lodged. No receipt will be issued.

H The Application Form does not need to be signed.

I Enter your TAX FILE NUMBER (TFN) or exemption category beside your name. Where applicable, please enter the TRN for each Joint Applicant. Collection of TFNs is authorised by taxation laws but quotation of your TFN is not compulsory and will not affect your Application.

J If you are sponsored in CHESS by a stockbroker or other participant, please enter your Holder Identification Number (HIN).

CORRECT FORMS OF REGISTRABLE TITLE
Note that ONLY legal entities are allowed to hold Shares. Application must be in the name(s) of a natural person(s), companies or other legal entities acceptable to the Company. As least one full given name and the surname is required for each natural person. Applications cannot be made by persons under 18 years of age. Examples of the correct form of registrable title are set out below:

TYPE OF INVESTOR	CORRECT FORM OF REGISTRABLE TITLE	INCORRECT FORM OF REGISTRABLE TITLE
Individual	John David Smith	J D Smith
Company	John Smith Foods Pty Ltd ACN 123 456 789	John Smith Foods
Trusts	John David Smith (Smith Family Trust A/C)	John Smith Family Trust
Deceased Estates	Michael Peter Smith (Est. John Smith d.)	John Smith (Deceased)
Partnerships	John David Smith and Michael Peter Smith	John Smith & Son
Clubs/Unincorporated Bodies	John David Smith (Smith Investors Club A/C)	Smith Investors Club
Superannuation Funds	Smith Pty Ltd (Superannuation Fund A/C)	Smith Superannuation Fund


Quantum
Energy Ltd

QUANTUM ENERGY LTD

A.B.N 19 003 677 245

PRELIMINARY FINAL REPORT
TWELVE MONTHS ENDED 30 JUNE 2003

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

Quantum Energy Ltd

1A, 207 – 209 Young Street

Waterloo NSW 2017

Phone: 02 96 997 444

Fax: 02 96 995 386

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

The Board of Quantum Limited is pleased to release the preliminary final report and dividend announcement for the twelve months ended 30 June 2003.

Highlights

The past year has been an exciting growth period for the "new" Quantum. Highlights for the year included:

- Increased production and sales of Quantum products to the Australian market, from the Newcastle factory.
- Increased production and sales from the China businesses to their local market.
- Entering into substantial contracts in China totalling approximately $14 million and the undertaking of trials for further contracts totalling between $60m - $75m.
- The completion of leases on new showrooms / warehouses in Brisbane and Melbourne. The business moved into these two new premises in mid 2003.
- The raising of additional share capital and the re-listing on the ASX on the 6 June 2003.
- New product development for both local and overseas markets, included:
    - Newstar – a geothermal heat pump designed for central heating. This product has 139KW input and 556KW output.
    - Superstar – a more powerful geothermal heat pump designed for central heating. This product has 183KW input and 732KW output.
    - An air sourced central heating system.
    - The new 2.7 pool heater.
    - A new improved air sourced heat pump.
- The commencement of manufacturing in Dongying in November 2003. The Dongying factory is owned by Shandong Quantum New Energy Co Ltd. Quantum's partner in this venture is Shengli Oilfield Co Ltd (a subsidiary of Sinopec). Quantum owns 65% of this business.
- The commencement of manufacturing in Kunming in January 2003. The Kunming factory is owned by Yunnan Hua Teng New Energy Company Limited. Quantum's partner in this venture is Yunnan Metallurgical Group. Quantum owns 51% of this business.

Financial Performance

The financial result for the year ended 30 June 2003 was an after loss of $62,603,976. The result after excluding interest and amortisation costs was a profit of $422,925.

Major factors influencing the result were:

- The amortisation of $59,911,990 in goodwill as outlined in the December half year accounts and the prospectus dated 13 March 2003.
- Costs incurred in establishing the China businesses of $1,445,415 were amortised.
- Research and development costs of $1,112,657 were amortised, rather than carried forward as an intangible asset.
- Patent costs of $56,068 were amortised.
- The depreciation of plant and equipment totaled $266,398.
- The net interest expense totalled $505,069.

The Directors took the opportunity to remove the above intangibles from the Balance Sheet. Net Assets at 30 June were $6,984,937.

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

Outlook

Directors advise the Company is currently operating profitability, with revenue increasing and a substantial profit for 2004 is expected with the majority of income being derived from China.

The Board is very excited about the future prospects for Quantum. Initiatives and opportunities include:

- A $10 million capital raising from a combination of a prospectus issue of shares and a shareholder purchase plan, with a capacity to take oversubscriptions. The funds will provide working capital and fund an Australian advertising campaign, continued development of a local distribution network, establishment of a market presence in the United States and further research and development.
- A planned upgrade of the Newcastle factory to increase productivity and output.
- The strengthening of the Australian senior management team with the recent appointment of a Company Secretary / Financial Controller and a Factory Manager in Newcastle.
- Increasing revenues and profits from the China businesses in recent months.
- The recapitalisation of the Company in June following the capital raising has substantially reduced interest costs, which will assist future profitability.
- New product development, including a patented three-in-one system, to be available commercially later this year, providing central heating and cooling as well as hot water applications.

Dividends

The Board intends to ensure a reliable dividend flow to shareholders from profits. However, as a consequence of the negative retained earnings as at 30 June 2003, the Company will not pay a dividend for the period ending June 30 2003.

The Board is appreciative of the support received from its stakeholders – investors, employees, customers and suppliers – and looks forward to working with each of these key groups as we action our plans and strategies and build Quantum into a strong, respected and profitable organisation

(Signed)

....

Leo Respinger

Chairman

12 September 2003

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

Results for Announcement to the Market
For the Financial Year ended 30 June 2003

Revenue and Net Profit / (Loss)	2003	2002	Inc / (Dec)	Inc / (Dec)
	$	$	$	%
Revenue from Ordinary activities	7,818,563	1,757,206	6,061,357	444.9
Profit /(loss) after tax, from Ordinary Activities	(62,603,976)	(1,466,971)	(61,137,005)	(4,267.5)
Net Profit / (loss) after tax attributable to:				
- members of the parent entity	(62,479,442)	(1,466,971)	(61,012,471)	(4,259.1)
- outside equity interests	(124,534)	-	(124,534)	-
Net Tangible Assets per security	$0.008	$0.008		

Dividends / distribution	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividend	N/A	N/A

Note:

- **The explanation of the Revenue, Net Profit / (Loss) and Dividends / Distributions is contained in the enclosed Director's Report.**
- **The audited 30 June 2003 Financial Statements have also been attached to this report.**


Quantum
Energy Ltd

QUANTUM ENERGY LTD

A.B.N 19 003 677 245

PRELIMINARY FINAL REPORT
FINANCIAL STATEMENTS
TWELVE MONTHS ENDED 30 JUNE 2003

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

Quantum Energy Ltd

1A, 207 – 209 Young Street

Waterloo NSW 2017

Phone: 02 96 997 444

Fax: 02 96 995 386

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

CORPORATE GOVERNANCE STATEMENT

Corporate Governance

All directors except one are non-executive directors, and Shareholder approval is required on the composition of the Board. All Directors are aware of the need to maintain the highest level of ethical standards and particularly those of honesty, integrity and equality of shareholder opportunity.

In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

Non-executive members have the right to seek independent professional advice in the furtherance of their duties as Directors at the Company's expense with the approval of the Chairman. All other Directors would receive a copy of any such advice received.

Nomination for external auditor is by invitation and the Board considers directly the existing audit scope and quality.

The Board members have in place internal procedures to ensure asset movements and expenditures are approved by at least two directors and that the Chairman is aware at all times of any major activity.

Audit Committee

At the date of this report Quantum Energy Limited had an audit committee consisting of the Chairman and other Directors.

The committee's responsibilities are to:

— oversee the existence and maintenance of internal controls and accounting systems;

— oversee the financial reporting process;

— nominate external auditors; and

— review the existing external audit arrangements.

Remuneration Committee

At the date of this report Quantum Energy Limited had a remuneration committee consisting of the Chairman and other Directors.

The committee's responsibilities are to:

— review and advise the Board annually on the components of remuneration for the Managing Director and executives reporting directly to the Managing Director;

— review management's recommendations and advise the Board on employee participation schemes, including executive share and share option plans and employee share plans;

It was considered prudent on a cost/benefit basis that no other committees be appointed, but for the Board to have direct involvement in decisions as required, in consultation with the Chairman.

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

DIRECTORS' REPORT

Your directors present their report on the company and its controlled entities for the financial year ended 30 June 2003.

Directors

The names of directors in office at any time during or since the end of the year are:

Phillip Sidney

Leonard Respinger

Drew Townsend (appointed 3 July 2003)

Dong (Albert) Xie (resigned 3 July 2003)

Bruce Robert Grant (resigned 3 July 2003)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal Activities

The principal activity of the economic entity during the year comprised the manufacture and distribution of solar hot water systems, building heaters and swimming pool heaters for the residential and commercial markets. No significant changes in the nature of the principal activities occurred during the financial year.

Operating Results

The consolidated profit and extraordinary items of the economic entity after providing for income tax and eliminating outside equity interests amounted to a loss of $62,603,976 [2002: loss $1,466,971]

Dividends Paid or Recommended

No dividends were declared or paid during the previous year and the directors recommended that no dividend be paid for the current year.

Review of Operations

The 2002-03 year, was an exciting phase for the Company. Major initiatives included:

- The Completion of two manufacturing and distribution partnerships with companies in China (see below) to manufacture and distribute Quantum products in China.
- Increased production and sales of Quantum products to the Australian market, from the Newcastle factory.
- Completed arrangements for new showrooms in Brisbane and Melbourne.
- New product development for both local and overseas markets.
- The raising of additional share capital and re-listing on the ASX on 6 June 2003.

Group Structure

The Company owns:

- All the issued shares in Quantum Energy Technologies Pty Limited, and
- 51 per cent of the shares in Yunnan Hua Teng New Energy Company Limited, the company formed in China with one of the participants being Yunnan Metallurgical Group, and
- 65 per cent of the company, Shandong Quantum New Energy Co Ltd, the company formed in China, with Shengli Oilfield Co Ltd (a subsidiary of Sinopec) being a shareholder, and
- 35 per cent of a second company, Shandong Beier New Energy Co Ltd, the company formed in China, with Shengli Oilfield Co Ltd (a subsidiary of Sinopec) being a shareholder.

ASX Listing

The Company shares were re-listed on the Australian Stock Exchange on 6 June 2003.

Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

- The company issued 3,283,000 ordinary fully paid shares in the first half of 2002-03. This brought the total shareholding to 210,274,833 $1.00 shares. On 8 February 2003 these shares were split on a 4 for 1 basis into 841,099,332 $0.25 shares. Subsequent to this split an additional 30,960,100 fully paid ordinary shares were issued via placement and public offer. In total $5,520,000 additional working capital was obtained from the various raisings, and $2,282,000 of debt was converted to equity. Escrow shares represent 811,732,000 of the total shares on issue of 872,059,432.

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

DIRECTORS' REPORT

After Balance Date Events

The following significant events have occurred after balance date, being:

- From 1 July 2003 to 30 August 2003, further placements of shares have occurred, with an additional 1,000,000 ordinary shares being issued upon conversion of a loan to equity.
- A prospectus to raise additional capital was issued, by Directors on 12 September 2003.

Future Developments

The Directors look forward to an exciting next phase of development, which will include:

- Increasing sales and improved profitability from the Australian operation.
- Identification of acquisition opportunities in Australia.
- An expansion of the China business, with the setting up of a distributor network.
- A feasibility study of other overseas markets.
- Increased R&D and new product development.

Environmental Issues

The economic entity's operations complement the environmental regulations of the Commonwealth and States.

Information on Directors

Leonard Fredrick Respinger	—	Chairman (Non-executive) (Age 53)
Qualifications and Experience	—	Mr Respinger was appointed a Director on 18 February 2002 and brings to the Company extensive experience in global asset management and corporate finance. He has previously held positions with securities and banking entities including Lloyds Bank London. Mr Respinger is a Director of a number of public and private companies, whose activities encompass investment banking, research and development, commercialisation of technology.
Interest in Shares and Options	—	Fully Paid Ordinary Shares 764,455,200
Phillip G Sidney	—	Managing Director and Chief Executive Officer (Age 51)
Qualifications and Experience	—	Mr Sidney was appointed a Director on 18 February 2002 and brings to the Company his wide range of experience in manufacture and marketing both in Australia and overseas.
Interest in Shares and Options	—	Fully Paid Ordinary Shares 764,435,200
Drew Anthony Townsend	—	Chairman (Non-executive) (Age 38)
Qualifications and Experience	—	Mr Townsend was appointed a Director on 3 July 2003 and is a Qualified Chartered Accountant with 15 years experience in Australian and international accounting and finance. Mr Townsend brings a wide range and depth of business development, accounting and corporate skills, from his years of involvement with his diversified client base.
Interest in Shares and Options	—	Fully Paid Ordinary Shares 764,547,200
Meetings of Directors	—	During the financial year, five meetings of directors (including committees of directors) were held. The number of meetings attended by each director during the year is stated in this report.

Directors' and Executive Officers' Emoluments

The company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

The remuneration structure for executive officers, including executive directors, seeks to emphasise payment for results, responsibilities and effort. It includes a fixed salary component, consistent with market rates, and may include a results based incentive.

The objective of the reward schemes is to both reinforce the short and long-term goals of the company and to provide a common interest between management and shareholders.

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

DIRECTORS' REPORT

The emoluments of each Director of the parent entity and each of the executive officers receiving the highest emoluments for the parent and economic entity are as follows:

DIRECTORS

Parent Entity	Salary	Director's Fees	Committee Fees	Superannuation Contributions	Incentives	Non-cash Benefits	Total
	$	$	$	$	$	$	$
Leonard Respinger							
Phillip Sidney	150,000			13,500			163,500
Drew Townsend							

EXECUTIVE OFFICERS

Subsidiary entity	Salary	Director's Fees	Committee Fees	Superannuation Contributions	Incentives	Non-cash Benefits	Total
	$	$	$	$	$	$	$
Steven Harmon	100,000			9,000		8,000	117,000

Meetings of Directors

During the financial year, 5 meetings of directors (including committees) were held. Attendances were:

	Number of meetings held while a Director	Number of Directors' meetings attended
Leonard Respinger	5	5
Phillip Sidney	5	5
Drew Townsend	-	-
Dong (Albert) Xie	5	5
Bruce Grant	5	5

Indemnifying Officers or Auditor

Pursuant to approval granted by shareholders on 29 November 2000, and under the Company Constitution, the Company has agreed to indemnify every officer of the Company and its wholly owned subsidiaries against certain claims made against them whilst acting in their capacity as officers of the Company and its subsidiaries. This indemnification is a continuing indemnity and applies even though the person is not an officer at the time the claim is made. The Company will write an insurance policy in respect of officers' indemnification. The Company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the Company or any related body corporate against a liability incurred by the auditor.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors.

____

Director

Leonard Respinger

Dated this day of 2003

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003	2002	2003	2002
		$	$	$	$
Revenues from ordinary activities	2	7,818,563	1,757,206	9,255	41,906
Other Revenues	2	274,344	42,488	-	-
Raw materials and consumables used		(3,499,766)	(824,532)	-	-
Employee benefits expense		(2,149,678)	(168,654)	-	-
Depreciation and amortisation expense	3	(62,792,528)	(1,081,790)	380,000	
Borrowing costs expense	3	(505,069)	(196,006)	-	(65,520)
Other expenses from ordinary activities		(2,748,312)	(990,816)	(54,722)	(134,939)
Profit from ordinary activities before income tax expense	3	(63,602,446)	(1,462,104)	334,533	(158,553)
Income tax expense relating to ordinary activities	4	998,470	(4,867)	13,640	-
Profit from ordinary activities after related income tax expense		(62,603,976)	(1,466,971)	348,173	(158,553)
Net profit		(62,603,976)	(1,466,971)	348,173	(158,553)
Net profit attributable to members of the - parent entity	7	(62,479,442)	(1,466,971)	348,173	(158,553)
- Outside equity interests	7	(124,534)			
Total changes in equity other than those resulting from transactions with owners as owners	7	(62,603,976)	(1,466,971)	348,173	(158,553)
Basic earnings per share (cents per share)	7	(0.07)	(1.95)	-	-
Diluted earnings per share (cents per share)	7	(0.07)	(1.95)	-	-

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003 $	2002 $	2003 $	2002 $
CURRENT ASSETS					
Cash assets	8	1,526,562	829,645	4,479	22,327
Receivables	9	3,370,350	1,112,208	62,291	20,400
Inventories	10	4,889,611	969,039	-	-
Other	16	160,985	3,393	-	3,733
TOTAL CURRENT ASSETS		9,947,508	2,914,285	66,770	46,460
NON-CURRENT ASSETS					
Receivables	9	-	22,685	9,562,722	2,274,223
Other financial assets	11	-	-	60,660,000	61,117,011
Property, plant and equipment	13	1,908,474	815,886	-	-
Deferred Tax Assets	14	998,470	-	13,640	-
Intangible assets	15	178,295	60,287,509	84,962	84,962
Other	16	196,622	867,657	-	-
TOTAL NON-CURRENT ASSETS		3,281,861	61,993,737	70,321,324	63,476,196
TOTAL ASSETS		13,229,369	64,908,022	70,388,094	63,522,656
CURRENT LIABILITIES					
Payables	17	2,426,330	1,588,081	-	520,629
Interest-bearing liabilities	18	3,756,141	750,000	-	-
Provisions	19	61,961	-	-	-
TOTAL CURRENT LIABILITIES		6,244,432	2,338,081	-	520,629
NON-CURRENT LIABILITIES					
Payables	17	-	622,916	-	142,609
TOTAL NON-CURRENT LIABILITIES		-	622,916	-	142,609
TOTAL LIABILITIES		6,244,432	2,960,997	-	663,238
NET ASSETS		6,984,937	61,947,025	70,388,094	62,859,418
EQUITY					
Contributed equity	20	70,164,242	62,983,738	70,164,242	62,983,738
Reserves	21	(298,350)	(32,638)	657	657
Retained profits	22	(64,037,371)	(1,433,395)	223,195	(124,977)
Parent entity interest		-	61,517,705	-	62,859,418
Outside equity interest	23	1,156,416	429,320	-	-
TOTAL EQUITY		6,984,937	61,947,025	70,388,094	62,859,418

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003 $	2002 $	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		5,583,106	1,395,318	9,255	-
Payments to suppliers and employees		(12,431,442)	(1,845,632)	(493,509)	(136,694)
Sundry Income		270,046	-	-	-
Interest received		4,298	42,488	-	41,906
Borrowing costs		(505,069)	(196,006)	-	(65,520)
Net cash provided by (used in) operating activities	27a	(7,079,061)	(603,832)	(484,254)	(160,308)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for Goodwill		-	(84,962)	380,000	(84,962)
Purchase of property, plant and equipment		(1,217,830)	(36,588)	-	-
Purchase of investments		(229,518)	-	-	(457,011)
New Business set-up costs		(1,690,415)			
Loans to controlled entities		-	-	(4,669,488)	(2,286,355)
Net cash provided by (used in) investing activities		(3,137,763)	(121,550)	(4,289,488)	(2,828,328)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		5,625,600	1,569,466	4,898,503	1,569,466
Proceeds from borrowings		6,887,030	-	-	262,609
Repayment of borrowings		(1,598,889)	(1,193,327)	(142,609)	-
Net cash provided by (used in) financing activities		10,913,741	376,139	4,755,894	1,832,075
Net increase in cash held		696,917	(349,243)	(17,848)	(1,156,561)
Cash at 1 July 2002		829,645	1,178,888	22,327	1,178,888
Effect of exchange rates on cash holdings in foreign currencies		-	-	-	-
Cash at 30 June 2003	8	1,526,562	829,645	4,479	22,327

The accompanying notes form part of these financial statements.

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Quantum Energy Limited and controlled entities, and Quantum Energy Limited as an individual parent entity. Quantum Energy Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

a. **Principles of Consolidation**

A controlled entity is any entity controlled by Quantum Energy Limited. Control exists where Quantum Energy Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Quantum Energy Limited to achieve the objectives of Quantum Energy Limited. A list of controlled entities is contained in Note 12 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. **Income Tax**

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Inventories**

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

d. **Property, Plant and Equipment**

Each class of property, plant is equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant & Equipment	10%
Leasehold Improvements	6%
Office Equipment / Vehicles	20%

e. **Leases**

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

f. **Intangibles**

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

g. **Employee Benefits**

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

h. Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

i. **Cash**

For the purpose of the statement of cash flows, cash includes:

— cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts.

j. **Revenue**

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognized on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

k. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

l **Comparative Figures**

Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

m. **Research and Development**

Research and Development costs are charged to profit from ordinary activities before income tax as incurred or capitalised where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those costs.

n. **Investments**

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments.

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003	2002	2003	2002
NOTE 2: REVENUE		$	$	$	$
Operating activities					
— sale of goods		7,818,563	1,757,206	-	-
— Dividends received					
— interest received	2a	4,298	42,488	-	41,906
— government subsidies received		270,046	-		
— other revenue				9,255	-
Total Revenue		8,092,907	1,799,694	9,255	41,906
a. Interest revenue from:					
— other related parties		-	16,767	-	16,767
— other persons		4,298	25,721	-	25,139
Total interest revenue		4,298	42,488	-	41,906

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
NOTE 3: PROFIT FROM ORDINARY ACTIVITIES		2003 $	2002 $	2003 $	2002 $
Profit from ordinary activities before income tax has been determined after					
a. **Expenses**					
Cost of sales		4,861,423	1,009,781	-	-
Borrowing costs:					
— other persons		505,069	196,006	-	65,520
Total borrowing costs		505,069	196,006	-	65,520
Depreciation of non-current assets:					
— plant and equipment		266,398	53,005	-	-
Total depreciation		266,398	53,005	-	-
Amortisation of non-current assets:					
— Costs of establishing China operations		1,445,415	-	-	-
— R & D Expenditure		1,112,657	-	-	-
— Goodwill		59,911,990	1,667	(380,000)	-
— goodwill on consolidation		-	1,018,715	-	-
— patents and trademarks		56,068	8,403	-	-
Total amortization		62,526,130	1,028,785	(380,000)	-
Bad and doubtful debts:					
— trade debtors		-	35,000	-	-
Total bad and doubtful debts		-	35,000	-	-
Rental expense on operating leases					
— minimum lease payments		293,624	8,275	-	-
Share of Shandong Marketing expenses		32,896	-	-	-

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Economic Entity		Parent Entity	
NOTE 4: INCOME TAX EXPENSE	2003 $	2002 $	2003 $	2002 $
a. The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2002: 30%)				
— economic entity	(19,080,734)	(438,631)		
— parent entity	-	-	100,360	(47,566)
Add:				
Tax effect of:				
— non-deductible depreciation and amortization	18,163,236	306,115	(114,000)	-
— other non-allowable items	40	-	-	-
— write-downs to recoverable amounts	-	-	-	-
Under provision for income tax in prior year	-	-	-	-
	(917,458)	(132,516)	(13,640)	(47,566)
Less:				
Tax effect of:				
— non-assessable income	(81,012)	-	-	-
— reversal of prior year future income tax benefit previously brought to account	-	(4,867)	-	-
— future income tax benefit not brought to account	-	(132,516)	-	(47,566)
Income tax expense attributable to profit from ordinary activities before income tax	(998,470)	(4,867)	(13,640)	-
b. Income tax expense attributable to:				
Profit from ordinary activities before income tax	(998,470)	(4,867)	(13,640)	-

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 5: REMUNERATION AND RETIREMENT BENEFITS

	Economic Entity		Parent Entity	
	2003 $	2002 $	2003 $	2002 $
a. **Directors' Remuneration**				
Income paid or payable to all directors, inclusive of statutory superannuation charges, of each entity in the economic entity by the entities of which they are directors and any related parties.	163,500	87,500	-	-
Income paid or payable to all directors of the parent entity by the parent entity and any related parties	163,500	-	-	-
Number of parent entity directors whose income from the parent entity and any related parties was within the following bands:				
			No.	No.
$ 0 — $9,999	3	-	-	-
$40,000 — $49,999	-	-	-	-
$60,000 — $69,999	-	-	-	-
$70,000 — $79,999	-	-	-	-
$80,000 — $89,999	-	1	-	-
$160,000 — $169,999	1	-	-	-

The names of parent entity directors who have held office during the financial year are:

Phillip Sidney

Leonard Respinger

Drew Townsend (appointed 3 July 2003)

Dong (Albert) Xie (resigned 3 July 2003)

Bruce Robert Grant (resigned 3 July 2003)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Economic Entity		Parent Entity	
NOTE 5: REMUNERATION AND RETIREMENT BENEFITS	2003 $	2002 $	2003 $	2002 $
b. **Retirement and Superannuation Payments**				
Amounts of a prescribed benefit given during year by the parent entity or a related party to director or a prescribed superannuation fund in a connection with the retirement from a prescribed office:	-	-	-	-
Full particulars are not provided as the directors believe this would be unreasonable	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Economic Entity		Parent Entity	
NOTE 6: AUDITORS' REMUNERATION	2003 $	2002 $	2003 $	2002 $
Remuneration of the auditor of the parent entity for:				
— auditing - Local operations	25,070	9,983	5,000	9,983
— - China operations	28,408	-	-	-
— other services	-	72,410	-	72,410

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		Economic Entity	
NOTE 7: EARNINGS PER SHARE		2003 $	2002 $
a.	Reconciliation of earnings to net profit or loss		
	Net profit attributable to members	(62,479,442)	(1,466,971)
	Net profit attributable to outside equity interest	(124,534)	
	Earnings used in the calculation of basic and diluted EPS	(62,603,976)	(1,466,971)
b.	Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	872,059,402	75,384,520
	Weighted average number of options outstanding	8,000,000	-
	Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	880,059,402	75,384,520
c.	Classification of securities		
	The following securities have been classified as potential ordinary shares and are included in determination of dilutive EPS:		
	— options outstanding	8,000,000	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
NOTE 8: CASH ASSETS		2003 $	2002 $	2003 $	2002 $
Cash at bank		1,524,594	827,740	4,474	22,322
Cash on hand		1,968	1,905	5	5
		1,526,562	829,645	4,479	22,327

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
NOTE 9: RECEIVABLES		2003 $	2002 $	2003 $	2002 $
CURRENT					
Trade debtors		1,431,317	758,613	-	-
Provision for doubtful debts		(35,000)	(35,000)	-	-
		1,396,317	723,613	-	-
Other debtors		1,974,033	388,595	62,291	20,400
		3,370,350	1,112,208	62,291	20,400
NON-CURRENT					
Other debtors		-	22,685	-	2,274,223
Amounts receivable from:					
— *ultimate parent entity*					
— wholly- owned entities		-	-	9,562,722	2,274,223
		-	22,685	9,562,722	2,274,223

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003	2002	2003	2002
NOTE 10: INVENTORIES		$	$	$	$
CURRENT					
At cost					
Raw materials and stores		3,473,105	881,541	-	-
Work in progress		515,158			
Finished goods		901,348	87,498	-	-
		4,889,611	969,039	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Economic Entity		Parent Entity	
NOTE 11: OTHER FINANCIAL ASSETS		2003	2002	2003	2002
		$	$	$	$
CURRENT		-	-	-	-
NON-CURRENT		-	-	-	-
Unlisted investments, at cost					
— shares in controlled entities	19	-	-	60,660,000	61,117,011
		-	-	60,660,000	61,117,011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 12: CONTROLLED ENTITIES

a. **Controlled Entities**

	Country of Incorporation	Percentage Owned	
		2003	**2002**
Parent Entity:			
Quantum Energy Limited			
Subsidiaries of			
***Quantum Energy Limited*:**			
Quantum Energy Technologies Pty Limited	Australia	100%	100%
Yunnan Hua Teng New Energy Company Ltd	China	51%	51%
Shandong Quantum New Energy Company Ltd	China	65%	65%

b. **Controlled Entities Acquired**

During 2002-03 Quantum Energy Technologies Pty Ltd, a subsidiary entity, paid $412,200, being the balance due on its acquisition of 51% of Yunnan Hua Teng New Energy Company Limited.

In addition, Quantum Energy Technologies Pty Ltd paid $999,808 to acquire 65% of Shandong Quantum New Energy Co Ltd.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 13: PROPERTY, PLANT AND EQUIPMENT	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
PLANT AND EQUIPMENT				
Plant and equipment				
At cost	2,420,492	1,061,507	-	-
Accumulated depreciation	(512,018)	(245,621)	-	-
	1,908,474	815,886	-	-
Total Plant and Equipment	1,908,474	815,886	-	-
Total Property, Plant and Equipment	1,908,474	815,886	-	-

a. **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Freehold Land $	Buildings $	Leasehold Improve-ments $	Plant and Equip-ment $	Leased Plant and Equip-ment $	Total $
Economic Entity:						
Balance at the beginning of year	-	-	-	815,886	-	815,886
Additions	-	-	154,775	1,204,211	-	1,358,986
Disposals	-	-	-	-	-	-
Depreciation expense	-	-	(3,745)	(262,653)	-	(266,398)
Carrying amount at the end of year	-	-	151,030	1,757,444	-	1,908,474

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 14: DEFERRED TAX ASSETS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Future income tax benefit				
a. The future income tax benefit is made up of the following estimated tax benefits:				
— tax losses	1,188,390	-	50,930	-
— timing differences	(189,920)	-	(37,290)	-
	998,470	-	13,640	-

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
NOTE 15: INTANGIBLE ASSETS	$	$	$	$
Goodwill at cost	61,307,891	61,307,891	84,962	84,962
Accumulated amortisation	(61,129,596)	(1,020,382)	-	-
	178,295	60,287,509	84,962	84,962

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003	2002	2003	2002
NOTE 16: OTHER ASSETS		$	$	$	$
CURRENT					
Prepayments		160,985	3,393	-	3,733
NON-CURRENT					
Investment in Shandong Mkt Co		196,622	-	-	-
Research & Development		-	867,657	-	-
		196,622	867,657	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Economic Entity		Parent Entity	
NOTE 17: PAYABLES		2003	2002	2003	2002
		$	$	$	$
CURRENT		-	-	-	-
Unsecured liabilities		-	-	-	-
Trade creditors		1,794,507	663,111		20,629
Sundry creditors and accrued expenses		562,281	924,970		500,000
Amounts payable to:					
— other related parties		-	-	-	-
— director related entities		69,542	-	-	-
		2,426,330	1,588,081		520,629
NON-CURRENT					
Unsecured liabilities		-	622,916	-	142,609
		-	622,916	-	142,609

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Economic Entity		Parent Entity	
NOTE 18: INTEREST BEARING LIABILITIES		2003	2002	2003	2002
		$	$	$	$
CURRENT					
Unsecured liabilities		3,756,141	750,000	-	-

Quantum Energy Limited and Controlled Entities
ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Economic Entity		Parent Entity	
		2003	2002	2003	2002
NOTE 19: PROVISIONS		$	$	$	$
CURRENT					
Employee entitlements	19a	61,961	-	-	-
a. Aggregate employee benefits liability		61,961	-	-	-
b. Number of employees at year-end		230	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
NOTE 20: CONTRIBUTED EQUITY		2003	2002	2003	2002
872,059,402 (2002: 206,991,858) fully paid ordinary shares - $					
	20a	70,164,242	62,983,738	70,164,242	62,983,738
		70,164,242	62,983,738	70,164,242	62,983,738
a. **Ordinary shares**					
At the beginning of the reporting period		62,983,738		62,983,738	
Shares issued during the year					
— 12 July 2002		300,000		300,000	
— 2 August 2002		70,000		70,000	
— 27 November 2002		650,000		650,000	
— 30 May 2003		5,500,000		5,500,000	
— 3 June 2003		1,282,000		1,282,000	
Transaction costs relating to share issues		(621,496)	-	(621,496)	-
At reporting date - $		70,164,242	62,983,738	70,164,242	62,983,738
		No Shares	No Shares	No Shares	No Share
At the beginning of reporting period		206,991,833		206,991,833	
Shares issued during year					
— 12 July 2002		375,000		375,000	
— 2 August 2002		87,500		87,500	
— 5 September 2002		360,000		360,000	
— 24 September 2002		45,000		45,000	
— 14 November 2002		240,500		240,500	
— 27 November 2002		2,175,000		2,175,000	
— 8 February 2003 – 4 for 1 split		841,099,332		841,099,332	
— 21 May 2003		100		100	
— 30 May 2003		24,550,000		24,550,000	
— 3 June 2003		6,410,000		6,410,000	
—		-		-	
At reporting date - No		872,059,432	206,991,833	872,059,432	206,991,833

a. **Options**

i. As at 30 June 2003, 8,000,000 options are exercisable by Bell Potter Securities or its nominees at a price of $0.25c per share at any time prior to 30 June 2005. This was part of the agreement entered into with Bell Potter Securities and its representatives at the time of the capital raising.

ii. Subsequent to 30 June 2003 4,000,000 options were granted to employees, exercisable at $0.90c per share at various periods to 15 July 2006.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
NOTE 21: RESERVES		2003 $	2002 $	2003 $	2002 $
Capital redemption reserve	21a	657	657	657	657
Foreign currency translation	21b	(299,007)	(33,295)	-	-
		(298,350)	(32,638)	657	657
a. **Capital Redemption Reserve**					
Movements During the Year					
Opening balance		657	657	657	657
Closing balance		657	657	657	657
b. **Foreign Currency Translation Reserve**					
Movements During the Year					
Opening balance		(33,295)	-	-	-
Adjustment arising from the translation of foreign controlled entities' financial statements		(265,712)	(33,295)	-	-
Closing balance		(299,007)	(33,295)	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
NOTE 22: RETAINED PROFITS		2003 $	2002 $	2003 $	2002 $
Retained profits at the beginning of the financial year		(1,433,395)	33,576	(124,977)	33,576
Net Profit / (loss) after tax attributable to: - members of the parent entity		(62,479,442)	(1,466,971)	348,172	(158,553)
- outside equity interests		(124,534)	-	-	-
Retained profits at the end of the financial year		(64,037,371)	(1,433,395)	223,196	(124,977)

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 23: OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Outside equity interest comprises:				
Share capital – Shandong Quantum New Energy Co Ltd	446,635	-	-	-
Share capital – Yunnan Hua Teng New Energy Company Limited	709,781	429,320		
	1,156,416	429,320	-	-
Profit attributable to outside equity interests				
– Shandong Quantum New Energy Co Ltd	(86,692)			
– Yunnan Hua Teng New Energy Company Limited	(37,842)			
	(124,534)			

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 24: CAPITAL AND LEASING COMMITMENTS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
a. **Operating Lease Commitments**				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
— not later than 1 year	313,624	126,000	-	-
— later than 1 year but not later than 5 years	367,624	126,000	-	-
— later than 5 years	-	-	-	-
	681,248	252,000	-	-

The Company has entered into three property leases, all of which are non-cancelable leases, over varying periods up to a maximum of five years. Contingent rental provisions within the lease agreement require the minimum lease payments shall be increased by the lower of CPI or varying minimum percentages per annum. Options exist to renew the leases at the end of each term. The leases allow for subletting of all leased areas.

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
b. **Investments**				
Capital commitments contracted arising from interests in:				
— Yunnan Hua Teng New Energy Pty Ltd	-	500,000	-	-
— Sinopec	-	1,352,000	-	-
	-	1,852,000	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 25: CONTINGENT LIABILITIES AND CONTINGENT ASSETS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
There were no contingent liabilities or contingent assets as at the 30th June 2003	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 26: SEGMENT REPORTING

Primary reporting — Geographical segments

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2003	2002	2003	2002	2003	2002
	$	$	$	$	$	$
Geographical location:						
Australia	6,493,582	1,757,206	4,584,430	61,093,989	55,450	868,891
China	1,324,981	-	2,400,507	853,036	1,303,535	-
	7,818,563	1,757,206	6,984,937	61,947,025	1,358,985	868,891

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists.

Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and result include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the economic entity at an arm's length. These transfers are eliminated on consolidation.

Business and Geographical Segments

Business Segments

The entity operates in one business segment being the manufacturing and distribution of water heating and cooling products.

Geographical Segments

The economic entity's predominantly operates in two geographical segments, with manufacturing and distribution in Australia and China.

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 27: CASH FLOW INFORMATION	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
a. **Reconciliation of Cash Flow from Operations with Profit from Ordinary Activities after Income Tax**				
Profit from ordinary activities after income tax	(62,603,976)	(1,466,971)	348,173	(158,553)
Non-cash flows in profit from ordinary activities				
Amortisation	62,526,130	1,020,382	(380,000)	-
Depreciation	266,398	53,005	-	-
Finance lease charges	-	88,806	-	-
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries				
Increase in trade and other debtors	(2,235,457)	(1,206,703)	(41,891)	(376,965)
Increase in prepayments	(157,592)	(693)	3,733	(3,733)
Increase in inventories	(3,920,572)	158,207	-	-
Decrease in trade creditors and accruals	(17,483)	750,135	(400,629)	378,943
Movement in future income tax benefit	(998,470)	-	(13,640)	-
Movement in	-	-	-	-
Movement in provisions	61,961	-	-	-
Cash flow from operations	(7,079,061)	(603,832)	(484,254)	(160,308)
b. **Acquisition of Entities**				
Purchase consideration	-	61,117,010	-	-
Cash consideration	-	-	-	-
Amount due under contract of sale	-	-	-	-
Cash outflow/inflow	-	-	-	-
Assets and liabilities held at acquisition date:				
Receivables	-	771,218	-	-
Inventories	-	1,127,246	-	-
Property, plant and equipment	-	991,319	-	-
Creditors	-	(816,260)	-	-
Borrowings	-	(2,020,427)	-	-
	-	53,096	-	-
Goodwill on consolidation	-	61,063,914	-	-
	-	61,117,010	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 28: EVENTS SUBSEQUENT TO REPORTING DATE

The Company will issue a prospectus, in September 2003, to raise additional capital to provide additional working capital for planned growth.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 29: RELATED PARTY TRANSACTIONS		Economic Entity 2003 No	Economic Entity 2002 No	Parent Entity 2003 No	Parent Entity 2002 No
Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.					
Transactions with related parties:					
i. Share Transactions of Directors					
Directors and director-related entities hold directly, indirectly or beneficially as at the reporting date the following equity interests in members of the economic entity:					
- ordinary shares	Leonard Respinger	764,455,200	191,859,300	764,455,200	191,859,300
	Phillip Sidney	764,435,200	191,723,800	764,435,200	191,723,800
	Drew Townsend	764,547,200	-	764,547,200	-
Director related entities under an Option to purchase agreement with Bell Potter securities, as outlined in the Prospectus, sold ordinary shares, in which they held a beneficial interest		478,220	-	-	-
ii. Other		$	$	$	$
Payments made to Bruce Robert Grant for secretarial and accounting services		47,971	39,281	47,971	39,281
Reimbursements made to Nece Pty Ltd, a company in which Phillip Sydney and Leo Respinger are directors, to reimburse expenses, at cost, paid on behalf of Quantum Energy Technologies Pty Ltd.		366,942	-	-	-
Interest paid by director related company		-	16,767	-	16,767
Unsecured loan from director related entities		-	622,916	-	622,916

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 31: FINANCIAL INSTRUMENTS

a. **Interest Rate Risk**

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate		Floating Interest Rate $		Fixed Interest Rate Maturing: Within Year $		1 to 5 Years $		Over 5 Years $		Non-interest Bearing $		Total $	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Financial Assets:														
Cash	2.0%	2.43%	1,526	830	-	-	-	-	-	-	-	-	1,526	830
Receivables		-	-	-	-	-	-	-	-	-	1,405	724	1,405	724
Other debtors											1,974	388	2,219	388
Forward exchange contracts														
Total Financial Assets			1,526	830	-	-	-	-	-	-	3,379	1,112	5,150	1,942
Financial Liabilities:														
Bank loans and overdrafts														
Loan – unsecured		10.5%	-	-	657	250	-	-	-	-	-	-	657	250
Loan - unsecured		7.4%	-	-	2188	500	-	-	-	-	-	-	2,188	500
Loan - unsecured		5.6%	-	-	912	-	-	-	-	-	-	-	912	-
Redeemable preference shares		-	-	-	-	-	-	-	-	-	-	-	-	-
Converting preference shares		-	-	-	-	-	-	-	-	-	-	-	-	-
Trade and sundry creditors	-	-	-	-	-	-	-	-	-	-	2,434	1,588	2,434	1,588
Amounts payable to related parties	-	-	-	-	-	-	-	-	-	-	-	623	-	623
Amounts payable to employees			-	-	-	-	-	-	-	-	62	-	62	-
Lease liabilities			-	-	-	-	-	-	-	-	-	-	-	-
Total Financial Liabilities			-	-	3,757	750	-	-	-	-	2,496	2,211	6,253	2,961

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 31: FINANCIAL INSTRUMENTS

b. **Credit Risk**

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

c. **Net Fair Values**

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying value.

The net fair value for other monetary financial assets and financial liabilities is based upon market prices.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE 32: COMPANY DETAILS

The registered office of the company is:

Level 29, St Martins Tower
31 Market Street
SYDNEY NSW 2000

The principal places of business are:

Unit 1B, 207-229, Young Street
WATERLOO NSW 2017

130 Garden Grove Parade
ADAMSTOWN NSW 2289

DIRECTORS' DECLARATION

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 1 to 26 are in accordance with the *Corporations Act 2001*:
   a. comply with Accounting Standards and the *Corporations Regulations 2001*; and
   b. give a true and fair view of the financial position as at 30 June 2003 and of the performance for the year ended on that date of the company and economic entity;
2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director	(Signed)	(Signed)
	Leo Respinger, Chairman	***Phillip Sidney, Managing Director***

Dated this 12th day of September 2003

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF QUANTUM ENERGY LIMITED AND CONTROLLED ENTITIES

Scope

We have audited the financial report of Quantum Energy Limited and controlled entities for the financial year ended 30 June 2003 as set out on pages 1 to 26.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of ***Quantum Energy Limited*** is in accordance with:

a. the *Corporations Act 2001*, including:

   i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

   ii. complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

b. other mandatory professional reporting requirements in Australia.

Name of Firm: Charltons CJC Pty Limited   Name of Partner: Mr C Charlton

(Signed)

Date: 12 September 2003

Address: Level 1 285 George St Sydney

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only.

1. **Shareholding**

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

a. **Distribution of Shareholders Number**

Category (size of Holding)	Ordinary
1 – 1,000	76
1,001 – 5,000	343
5,001 – 10,000	372
10,001 – 100,000	432
100,001 – and over	79
	1302

b. The number of shareholdings held in less than marketable parcels is Nil.

c. The names of the substantial shareholders listed in the holding company's register as at 22 August are:

	Number	
Shareholder	Ordinary	Preference
Crisp Holdings Limited	759,140,000	-
Ms G Harmon	40,000,000	-
Glory Team Holdings Limited	10,012,500	-
Ms J.A. McGeachie	7,452,000	-
Chicago Limited	5,295,200	-

d. **Voting Rights**

The voting rights attached to each class of equity security are as follows:

Ordinary shares

— Each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

e. **20 Largest Shareholders — Ordinary Shares**

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	Crisp Holdings Limited	759,140,000	86.95%
2.	Ms Gail Harmon	40,000,000	4.58%
3.	Glory Team Holdings Limited	10,012,500	1.15%
4.	Jennifer Ann McGeachie	7,452,000	0.85%
5.	Chicago Limited	5,295,200	0.61%
6.	Mr John Walstab	4,988,807	0.57%
7.	Brighten Investments Ltd	2,600,000	0.30%
8.	Mr Steve Stojcevski & Mr Trajce Aleksov	1,992,000	0.23%
9.	Ramn Pty Limited	1,900,000	0.22%
10.	Mr Ken Slaveski & Mr Norman Slaveski	1,297,332	0.15%
11.	Milrix Pty Ltd	1,250,000	0.14%

Quantum Energy Limited and Controlled Entities

ABN 19 003 677 245

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

e. **20 Largest Shareholders — Ordinary Shares**

Name		Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
12.	Ms Barbara Holland	1,200,100	0.14%
13.	Mr Ken Slaveski	1,083,634	0.12%
14.	Command Engineering Pty Limited	1,012,000	0.12%
15.	Mr Nicholas Smith	960,000	0.11%
16.	Vei Investment & Consultants Limited	814,660	0.09%
17.	Zang Jian	800,000	0.09%
18	Mr Frank Carbone	750,000	0.09%
19.	Mr Eric Maxwell Smith	500,000	0.06%
20.	Mr Barry Nelson and Mr Brad Nelson	500,000	0.06%
21.	Mr Peter Carbone	500,000	0.06%
22.	Ms Rosa Carbone Domenico-Carbone	500,000	0.06%
		844,548,233	96.73%

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

2. The name of the company secretary is Mr John Raymond Young

3. The address of the principal registered office in Australia is c/- Hall Chadwick - Level 29 St Martins Tower, 31 Market Street Sydney, NSW, 2000. Telephone (02) 9263 2600.

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

4. **Registers of securities are held at the following addresses**

New South Wales — Registries Limited
Level 2, 28 Margaret Street
SYDNEY NSW 2000

5. **Stock Exchange Listing**

Quotation has been granted for all the ordinary shares of the company on all Member Exchanges of the Australian Stock Exchange Limited.

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

6. **Difference in Results Reported to Australian Stock Exchange**

The results reported to the Australian Stock Exchange in the preliminary final report do not differ from the results reported in these accounts.

7. **Unquoted Securities**

Options over Unissued Shares

A total of 12,000,000 options are on issue. 8,000,000 options are on issue to Bell Potter Securities and nominees, as noted above. 4,000,000 options are on issue to 2 employees.

8. **Other Disclosures**

There are no other disclosures





Quantum
Energy Ltd

ABN 19 003 677 245

12 September 2003

ASX Announcement

RE: Change of Company Secretary

New Appointment
The Directors wish to announce the appointment of Mr John Raymond Young as the Company Secretary effective immediately.

Retirement
Mr Rohan Ameresekera is retiring as Company Secretary.

The Directors of Quantum Ltd.

PO Box 553 Strawberry Hills NSW 2012, PH: (02) 9699 7444, Fax: (02) 9699 5386

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QUANTUM ENERGY LIMITED**
ABN	**19 003 677 245**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**PHILLIP SIDNEY**
Date of last notice	**4 August 2003**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crisp Holdings Limited Chicago Limited
Date of change	Effective 12 September 2003
No. of securities held prior to change	Crisp Holdings Limited – 759,140,000 Chicago Limited – 5,373,000
Class	Ordinary
Number acquired	Nil
Number disposed	Chicago Limited– 77,800
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Crisp Holdings Limited – Nil, previous cash stated incorrect number. Chicago Limited – 77,800@0.25 = $19,450
No. of securities held after change	Crisp Holdings Pty Limited – 759,140,000 Chicago Holdings Limited – 5,295,200

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Crisp Holdings Limited – correction of previous form. Chicago Limited – off market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QUANTUM ENERGY LIMITED
ABN	19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DREW TOWNSEND
Date of last notice	8 July 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Crisp Holdings Limited Chicago Limited
Date of change	Effective 12 September 2003
No. of securities held prior to change	Crisp Holdings Limited – 759,140,000 Townsend Super Fund – 112,000 Options over issued shares – 7,390,000
Class	Ordinary
Number acquired	Chicago Limited – 5,295,200
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Chicago Limited: No cash – became a controller of Chicago Limited Crisp Holdings Limited: No cash – previous form stated incorrect number
No. of securities held after change	Crisp Holdings Limited – 759,140,000 Townsend Super Fund – 112,000 Chicago Limited – 5,295,200 Options over issued shares – 7,390,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Crisp Holdings Limited: correction of previous form. Chicago Limited: appointed as Controller.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Quantum Energy Limited

ASX Announcement

Quantum is pleased to announce that it has produced a patented model of a system that can achieve central heating, cooling and hot water applications in one product (photo below). We believe this is a world first.

The product was developed originally for the China market; however, it will also have a large world-wide market. At present in areas of extreme cold temperatures three separate products would be required, with one for heating, another for cooling and another for hot water. Standard air-conditioners, which do some of the applications above, are impractical and highly inefficient in very cold weather.

The cost benefit for consumers is substantial as the Quantum model would cost approximately half the capital cost and save up to 75% of energy usage compared to the three separate units. The potential customer base for this product is immense and customers have already ordered this product prior to its final commercial release, which is expected to be prior to the end of this calendar year.

It is anticipated that in the first calendar year of its release more than 200,000 units could be sold.

The Company is also working on other new products, which are highly innovative with significant commercial application. We hope to release details within the next two months of another equally significant product.

The Directors Quantum Ltd
22 August 2003



COMPANY ANNOUNCEMENT

QUANTUM ENERGY LTD

It is not the policy of the Company to comment on newspaper articles.

Recently however, there has appeared in the media, comments on the Company, in which the content is incorrect or has been distorted.

Among the inaccurate content is the reference to the sale of shares by Directors. These comments insinuate that the shares were sold on market by the Directors to take advantage of the market price. The relevant shares were sold off market at 25 cents per share on the exercise of options given to non-related parties over existing shares prior to the ASX listing of the Company. Details of the options were fully disclosed in the Prospectus.

The Directors of Quantum Ltd
15 August 2003

COMPANY ANNOUNCEMENT – QUANTUM ENERGY LTD

China Developments

Quantum Energy Limited (QTM) wishes to update Shareholders on the progress of its joint venture companies in China and in particular, on the status of its major projects. The projects fall into four distinct categories:

1. Signed contracts following trials;
2. New projects with trials in progress;
3. Projects awaiting commencement of trials; and
4. Proposals given to prospective customers awaiting approvals for trials.

1. As previously announced, signed contracts total AUD14 million.

2. New Projects with trials in progress total AUD3.4 million.

3. Projects awaiting trials include one project in Shandong Province and two projects in Shanghai.

   The trialling for the Shandong Province project will commence in October 2003. The value of the project is AUD18 million.

   One of the projects in Shanghai will begin trialling in September 2003 and depending on the eventual design configuration and the success of the trial, translate into a project worth between AUD3.3 million and AUD16.5 million. The other Shanghai project will be trialled in January 2004 and will on successful trialling, translate into a contract of AUD250,000.

4. Prospective customers awaiting approval for trials currently total nine and the prospective value of these projects totals AUD35 milliom.

Smaller projects which are ongoing and do not require trials are progressing as expected.

QTM is in discussions concerning projects for the Beijing and Qindao 2008 Olympic Games. Various submissions have been given to the Olympic Organising bodies. Announcements will be made in due course.

QTM has two joint ventures in China. Sinopec, one of the joint venture partners, is listed at 86 in the Fortune Global 500. This joint venture is located in Dongying, Shandong Province and is producing central heating systems, solar heat pump hot water systems and pool heating products. The other joint venture is located in Kunming, Yunnan Province. This joint venture is with Yunnan Metallurgical Group and is producing solar hot water systems. This plant is being upgraded to produce central heating and pool heating systems.

The directors consider the opportunities received to date are better than expected and believe this trend will continue.

Rohan Ameresekera
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Quantum Energy Limited
ABN	19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Phillip Sidney
Date of last notice	08/07/2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Chicago Holdings Limited
Date of change	Effective 25 July 2003
No. of securities held prior to change	Crisp Holdings Limited – 759,940,000 Chicago Holdings Limited – 5,668,000
Class	Ordinary
Number acquired	Nil
Number disposed	Chicago Holdings Limited – 295,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	295,000 shares @$0.25 = $73,750.00
No. of securities held after change	Crisp Holdings Limited – 759,940,000 Chicago Holdings Limited – 5,373,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Quantum Energy Limited
ABN 19 003 677 245

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	LEONARD F RESPINGER
Date of last notice	08/07/2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Chicago Holdings Limited Clear Star Holdings Pty Limited
Date of change	Effective 25 July 2003
No. of securities held prior to change	Crisp Holdings Limited – 759,940,000 Chicago Holdings Limited – 5,668,000 Clear Star Holdings P/L – 522,000 Leonard Respinger – 20,000
Class	Ordinary
Number acquired	Nil
Number disposed	Chicago Holdings Limited – 295,000 Clear Star Holdings – 522,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	817,000 shares @ $0.25 = $204,250.00
No. of securities held after change	Crisp Holdings Limited – 759,940,000 Chicago Holdings Limited – 5,373,000 Clear Star Holdings P/L – 0 Leonard Respinger – 20,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

1 August 2003

QUANTUM ENERGY LIMITED

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Quantum Energy Limited (the "Company") will be lifted immediately, following the receipt from the Company of an Appendix 4C for the three month period ended 30 June 2003.

Security Code: QTM

D H White

David White
National Manager Continuous Disclosure

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QUANTUM ENERGY LIMITED

ABN	Quarter ended ("current quarter")
19003 677 245	30 JUNE 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (......months) $A'000
1.1	Receipts from customers	2,116,388	
1.2	Payments for (a) staff costs	702,426	
	(b) advertising and marketing	0	
	(c) research and development	134,617	
	(d) leased assets		
	(e) other working capital	3,354,342	
1.3	Dividends received		
1.4	Interest and other items of a similar nature received		
1.5	Interest and other costs of finance paid	194,289	
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Net operating cash flows	(2,269,286)	

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (.......months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,269,286)**	
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	 (185,006)	
1.10	Proceeds from disposal of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(185,186)	
1.14	**Total operating and investing cash flows**	(2,454,292)	
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	3,441,303	
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	1,449,958	
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	1,991,345	
	Net increase (decrease) in cash held	(462,947)	
1.21	Cash at beginning of quarter/year to date	2,046,541	
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	1,513,594	

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	37,500
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

SALARY OF MANAGING DIRECTOR FOR THE QUARTER

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	1,000,000	1,000,000
3.2	Credit standby arrangements	NIL	

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A	Previous quarter $A'000
4.1 Cash on hand and at bank	1,583,594	
4.2 Deposits at call		
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	1,583,594	

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	NIL	
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 1 AUGUST 2003
(Director)
Print name: PHILLIP SIDNEY

Notes to this Statement:

The negative cash flow is a consequence of building up stock and material for orders already received, and paying off outstanding creditors. As a result, the Company has been able to secure better payment terms from suppliers for the future.
The Company traded profitably during the month of June 2003.
The above figures are from draft accounts which is subject to the audit being finalised.

Notes:

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

1 August 2003

QUANTUM ENERGY LIMITED

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Quantum Energy Limited (the "Company") will be lifted immediately, following the receipt from the Company of an Appendix 4C for the three month period ended 30 June 2003.

Security Code: QTM



David White
National Manager Continuous Disclosure


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

1 August 2003

HAOMA MINING NL
QUANTUM ENERGY LIMITED
SUSPENSION FROM OFFICIAL QUOTATION

The securities of Haoma Mining NL and Quantum Energy Limited will be suspended from Official Quotation from the commencement of trading today, 1 August 2003, following failure to lodge their Quarterly Reports for the period ended 31 July 2003 in accordance with listing rules.

	ASX Code
HAOMA MINING NL	HAO
QUANTUM ENERGY LIMITED	QTM

P Ross

Manager Company Announcements Office

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Quantum Energy Limited

ABN

19 003 677 245

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options for Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Attachment A. The Options will not be quoted. The Options will be exercisable as follows: (a) one-third will be exercisable one year after the issue date for the options. (b) a further one-third will be exercisable two year after the issue date for the options. (c) the final-third will be exercisable three year after the issue date for the options.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	When the Options are converted into Ordinary Shares then those Ordinary Shares will rank equally with all other Fully Paid Ordinary Shares on issue.
5	Issue price or consideration	Nil for the Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued as part of the employment package for employees.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 July 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	62,127,432	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	810,932,000	Fully paid Ordinary Shares
		8,000,000	Options issued 6/6/2003 exercisable at 25 cents.
		4,000,000	Options issued 15/7/2003 exercisable at 90 cents.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividends will be paid in respect of the Options. In respect of the Fully Paid Ordinary Shares, see section 8.3.1(c) of the Prospectus

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.

ATTACHMENT A

OPTION TERMS

1. DICTIONARY

Act means *Corporations Act 2001* (Cth).

Board means the board of directors of the Company.

Bonus Date means any date after the Issue Date and before exercise or expiry of the Outstanding Options, on which entitlements are ascertained for holders of Shares to participate in any bonus issue by the Company.

Business Day has the meaning given to that term in the Listing Rules.

Change of Control Event means a person, or a group of associated persons, becoming entitled to sufficient Shares to give that person or those persons the ability, in general meeting, to replace all or a majority of the Board.

Exchange means the Australian Stock Exchange Limited ACN 008 624 691.

Exercise Notice means a notice substantially in the form of Schedule 1.

Exercise Period means:

(a) in respect of one third of the Options granted to the Optionholder, the period commencing on the date that is one year after the Issue Date and ending two Business Days after the third anniversary of the Issue Date;

(b) in respect of one third of the Options granted to the Optionholder, the period commencing on the date that is the two years after the Issue Date and ending two Business Days after the third anniversary of the Issue Date; and

(c) in respect of the final third of the Options granted to the Optionholder, the period commencing on the date that is three years after the Issue Date and ending two Business Days after the third anniversary of the Issue Date.

Exercise Price means $0.90.

Expiry Date means in relation to an Option, the earlier of:

(a) two Business Days after the third anniversary of the Issue Date; and

(b) the date the Optionholder ceases to be employed by the Company.

Issue Date means the date upon which an Option is issued by the Company to the Optionholder as set out in the Option Certificate.

Listing Rules means the official listing rules of the Exchange.

Nominee means:

(a) the spouse or a parent, brother, sister or child of an Optionholder; or

(b) a body corporate in which an Optionholder has, or an Optionholder and any one or more of the persons referred to in paragraph (a) together have, a controlling interest (including an interest that gives control).

Option Certificate means the certificate issued by the Company to an Optionholder in the form of Schedule 2.

Options means the options over unissued Shares issued pursuant to this Option Deed and referred to in the Option Certificate.

Outstanding Options means, in relation to an Optionholder, Options which remain unexercised from time to time.

SCH Business Rules has the meaning given to that term in the Corporations Law.

Shares means fully paid ordinary shares in the capital of the Company, or the ordinary shares into which fully paid ordinary shares are consolidated or subdivided or otherwise reconstructed from time to time.

2. INTERPRETATION

In these terms and conditions, unless the context otherwise requires:

(a) headings and underlinings are for convenience only and do not affect the interpretation of these terms and conditions;

(b) the singular includes the plural and vice versa;

(c) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(d) a reference to any statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(e) a reference to a document includes an amendment or supplement to, or replacement or novation of, that document;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(g) an agreement, representation or warranty on the part of or in favour of two or more persons binds or is for the benefit of them jointly and severally;

(h) if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a currency is a reference to Australian currency unless otherwise indicated;

(j) a reference to time is a reference to the time in Sydney, Australia; and

(k) an expression defined in, or given a meaning for the purposes of the Corporations Act has the same meaning where used in these terms and conditions.

3. OPTION ENTITLEMENT

3.1 The Company hereby grants the Optionholder 2,000,000 Options, subject to the terms of this deed and shall issue the Optionholder an Option Certificate in respect of such Options.

3.2 Subject to clauses 5, 7 and 8, each Option entitles the Optionholder to subscribe for one Share at the Exercise Price.

4. DURATION OF OPTIONS

4.1 The Options expire at 5.00pm on the Expiry Date.

4.2 Options not exercised on or before 5.00 pm on the Expiry Date automatically lapse.

5. EXERCISE OF OPTIONS

5.1 Subject to clause 5.2, an Optionholder whose exercise of Options would not be in breach of clause 11 may, at any time during an Exercise Period, exercise Outstanding Options, in whole or in part, by lodging with the Company at its registered office:

(a) the Option Certificate;

(b) a duly completed and signed Exercise Notice;

(c) the subscription monies for the relevant Shares being the number of Options specified in the Exercise Notice multiplied by the Exercise Price; and

(d) where the Optionholder proposes to have the relevant Shares issued to the Optionholder's Nominee, any other information or documentation required by the Company acting reasonably.

5.2 Notwithstanding any other provision of these terms and conditions, an Optionholder may exercise all Outstanding Options after a Change of Control Event has occurred.

6. ALLOTMENT AND ISSUE

Subject to clause 5, the Company must:

(a) allot and issue the number of Shares which corresponds with the number of Options being exercised under clause 5 to the Optionholder or the Optionholder's Nominee;

(b) issue a share certificate for those Shares or, if not contrary to the Listing Rules, elect not to issue a share certificate in accordance with the SCH Business Rules; and

(c) apply for official quotation of the Shares on the Exchange within 15 Business Days of the date the Options are exercised provided that if there is a reconstruction of the Company's shares in accordance with clause 7 between the time of allotment and issue of the shares referred to in this clause 6 then the Shares referred to in this clause 6 will be similarly reconstructed.

7. RECONSTRUCTIONS

If at any time or times prior to the exercise by the Optionholder of any Outstanding Options there is any reconstruction (including a consolidation, sub-division, reduction, return or pro-rata cancellation) of the issued capital of the Company, the Outstanding Options will be reorganised in the manner required by the Listing Rules on a reconstruction of capital at the time of the reconstruction.

8. BONUS ISSUES

On each Bonus Date, each Outstanding Option confers on the Optionholder the right to receive on exercise of those Outstanding Options, not only an allotment of one Share for each of the Outstanding Options exercised but also an allotment of the additional Shares and/or other securities the Optionholder would have received had the Optionholder participated in that bonus issue as a holder of Shares of a number equal to the Shares that would have been allotted to the Optionholder had the Optionholder exercised those Outstanding Options immediately before that Bonus Date.

9. PARTICIPATION IN NEW ISSUES

Outstanding Options do not carry the right to participate in any new issues of securities by the Company.

10. PARI PASSU RANKING

10.1 Subject to the provisions of clause 10.2, any Shares allotted pursuant to any exercise of the Options rank pari passu in all respects with other Shares of the Company on issue at the date of such allotment.

10.2 Where any Shares are allotted pursuant to the exercise of Options during a period in respect of which a dividend is declared, the holder of those Shares is only entitled to receive the dividend where the Option pursuant to which such Shares were allotted was exercised on or before the relevant dividend entitlement date.

11. COMPLIANCE WITH LAW AND ORDERS

11.1 An Optionholder must not exercise any of its Options to have Shares issued to it and no purported exercise shall have any effect, if in doing so it would be in breach of, or would cause the Company or its related bodies corporate to be in breach of:

(a) any provision of the Foreign Acquisitions and Takeovers Act 1975;

(b) any undertaking given by the Company to the Foreign Investment Review Board at the request of the Foreign Investment Review Board from time to time;

(c) the Listing Rules or the SCH Business Rules; or

(d) any other applicable law.

11.2 For the purposes of clause 11.1, references to the Foreign Acquisitions and Takeovers Act mean the relevant Act as it may be amended or modified or replace by another act dealing with similar subject matter.

12. CALCULATIONS

12.1 Any calculations or adjustments which are required to be made for the purpose of any Options must be made by the auditors of the Company for the time being and will, in the absence of manifest error, be final and conclusive and binding on the Optionholder.

12.2 The Company must notify each Optionholder of any adjustments made to the Exercise Price or the number of Outstanding Options within 10 Business Days of the date of the adjustment.

13. REPLACEMENT OF CERTIFICATES

If any Option Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the registered office of the Company on payment by the claimant of the expenses incurred in connection with the replacement and on such terms as to evidence, indemnity and security as the Company may reasonably require. Mutilated or defaced Option Certificates must be surrendered before replacements will be issued.

14. ADMINISTRATION AND AMENDMENT

This Option Deed will be administered by the Board who have the power to:

(a) determine procedures from time to time for administration of this Option Deed consistent with the terms and conditions of the Option Deed;

(b) subject to the Listing Rules, amend or modify the terms and conditions of the Option Deed;

(c) subject to clause 12.1, resolve conclusively all questions of fact or interpretation arising in connection with this Option Deed; and

(d) delegate to any one or more persons, for any period and on any conditions determined by the Board, the exercise of any of the Board's powers or discretions arising under this Option Deed.

15. NOTICES

Any notice regarding the Options will be sent to the registered address of the Optionholder as recorded in the register of option holders maintained by the Company.

16. GOVERNING LAWS

The Options are governed by and shall be construed in accordance with the laws of New South Wales.

17. DUTIES AND TAXES

The Company is not responsible for any duties or taxes which may become payable in connection with the issue and allotment of Shares pursuant to an exercise of the Options or any other dealing with the Options or Shares.

18. NO ASSIGNMENT OF OPTIONS

The Options may not be assigned by the Optionholder. This does not prevent the exercise of the Options by the estate of a deceased Optionholder.

19. OPTIONS NOT QUOTED

The Optionholder acknowledges that the Options will not be quoted on the Exchange.

SCHEDULE 1

QUANTUM ENERGY LIMITED ACN 003 677 245

OPTIONS - EXERCISE NOTICE

[***Insert name***], being the registered holder of the Options specified below, elect to exercise the Options as specified below in accordance with clause 5 of the Terms and Conditions of the Options.

Number of Options being exercised: ....

Name and address of the Shareholder to be entered into the register of members in respect of Shares issued:

[***insert name and address***]

Name and address to which certificates evidencing the Shares should be sent:

[***insert name and address***]

Enclosed with this notice is the certificate for the Options referred to above together with the relevant subscription monies being $...

In exercising the Options in relation to the Shares, I agree to be bound by the provisions of the constitution of Quantum Energy Limited.

Date: ....

....
Signed by the Optionholder

SCHEDULE 2

FORM OF OPTION CERTIFICATE

QUANTUM ENERGY LIMITED ACN 003 677 245

This is to certify that:

(insert name) ____

of (insert address) _______________________________________

____

is the holder of [ ] Options over fully paid ordinary shares in Quantum Energy Limited.

This Option is subject to the terms and conditions of the Option Deed executed by the Company on 2003, as varied from time to time ("**Terms and Conditions**").

These Options may be exercised in accordance with clause 5 of the Terms and Conditions.

The exercise price of each option is $0.90, subject to adjustment in accordance with clause 8 of the Terms and Conditions.

THE COMMON SEAL of **QUANTUM ENERGY LIMITED** is fixed in the presence of:

______________________________	______________________________
Signature of Director	Signature of Director/Secretary
______________________________	______________________________
Name of Director (print)	Name of Director/Secretary (print)

Date of Options:______________________________

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2001, 1/1/2003

Name of entity

Quantum Energy Limited

ABN

19 003 677 245

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options for Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Attachment A. The Options will not be quoted. The Options will be exercisable as follows: (a) one-third will be exercisable one year after the issue date for the options. (b) a further one-third will be exercisable two year after the issue date for the options. (c) the final-third will be exercisable three year after the issue date for the options.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	When the Options are converted into Ordinary Shares then those Ordinary Shares will rank equally with all other Fully Paid Ordinary Shares on issue.
5	Issue price or consideration	Nil for the Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued as part of the employment package for employees.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
62,127,432	Fully Paid Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
810,932,000	Fully paid Ordinary Shares 12,000,000 options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	810,932,000	Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	See page 35 of the prospectus

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.

Quantum Energy Limited

Change of Directors and Secretary

The Company wishes to advise the following changes,

New Director

Mr Drew Townsend – was today appointed as a director of Quantum Energy Limited.

New Company Secretary

Mr Rohan Ameresekera – was today appointed as Company Secretary of Quantum Energy Limited.

Retiring Directors

Mr Bruce Grant & Mr Dong (Albert) Xie – retired today as company directors of Quantum Energy Limited.

Retiring Company Secretary

Mr Bruce Grant – retired today as Company Secretary of Quantum Energy Limited.

The Board wishes to thank the retiring members for the dedicated contribution to Quantum Energy Limited over the past years and welcomes the new office bearers.

3rd July 2003